As filed with the Securities and Exchange Commission on April 30, 2010
Registration No. 333-157714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO FORM S-1 REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CHINA-BIOTICS, INC.
(Name of registrant as specified in its charter)

Delaware	2833	98-0393071
(State or other jurisdiction of organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People’s Republic of China
Telephone number: (86 21) 5834 9748
(Address and telephone number of principal executive offices)
(Address of principal place of business or intended principal place of business)

Mr. Song Jinan
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People’s Republic of China
Telephone number: (86 21) 5834 9748
(Name, address and telephone number of agent for service)

With copies to:

Eric Simonson
K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
Ph: (206) 623-7580
Fax: (206) 623-7022

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑

Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(c), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-157714) (the “Registration Statement”) of China-Biotics, Inc. is being filed pursuant to the undertakings in Item 17 of the Registration Statement to update and supplement the information contained in the Registration Statement and the Prospectus contained therein, as originally declared effective by the Securities and Exchange Commission on June 29, 2009. No additional securities are being registered under this Post-Effective Amendment No. 1. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED April 30, 2010

PROSPECTUS

China-Biotics, Inc.

3,003,370 shares of common stock

This prospectus relates to the offer and sale of up to 3,003,370 shares of our common stock for sale from time to time by certain of our stockholders set forth in “Selling Stockholders.” We refer to these stockholders throughout this prospectus as the “selling stockholders.” We will not receive any proceeds from the sale of the common stock offered under this prospectus.

Our common stock is quoted on the Nasdaq Global Market under the symbol “CHBT.” On April 23, 2010, the last reported sale price of our common stock was $17.99 per share.

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2010

TABLE OF CONTENTS

Summary	4
Risk Factors	6
Forward Looking Statements	12
Use of Proceeds	13
Price Range of our Common Stock and Other Stockholder Matters	13
Selected Financial Information	14
Supplementary Financial Information	15
Management’s Discussion and Analysis of Results of Operations and Financial Condition	16
Business	36
Management	46
Executive Compensation	48
Security Ownership of Executive Officers, Directors and Principal Stockholders	50
Selling Stockholders	50
Plan of Distribution	52
Related Party and Other Material Transactions	53
Description of Capital Stock	54
Shares Eligible for Future Sale	54
Experts	55
Legal Matters	55
Where You Can Find More Information	55
Index to Financial Statements	F-1

SUMMARY

This summary highlights certain information regarding our company and the offering contained in this prospectus. It does not contain all of the information that may be important to you or that you should consider when making an investment decision. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision. In this prospectus, references to the “company,” “we,” “us” and “our” refer to China-Biotics, Inc. and our predecessors and subsidiaries, unless the context otherwise requires.

Business

We are engaged in the research, development, production, marketing and distribution of probiotics products in the People’s Republic of China (the “PRC” or “China”). Probiotics products are products that contain live microbial food supplements that beneficially affect the host by improving its intestinal microbial balance.

We produce the live bacteria, which are the active ingredients of our probiotics, through our microecology technology. We use a multi-stage fermentation process under a strictly controlled environment using our patented and proprietary technology. Solid bacteria are then extracted and stored using controlled freeze drying methods. Prior to sale to our customers, we transform the solid bacteria into capsule form and place it in sealed double aluminum packaging using our patented equipment.

We conduct our business solely in the PRC through our wholly-owned subsidiary, Shanghai Shining Biotechnology Co. Ltd, or Shining, which was founded in 1999. We manufacture our products in a leased facility located in Pudong, Shanghai and sell our products in Greater Shanghai mainly to large distributors who then sell them through their networks to supermarkets, hypermarkets and drug stores. We currently produce and sell several types of supplements under the “Shining” brand, including: Shining Essence, Shining Signal, Shining Golden Shield and Shining Energy.

In addition to the products that we currently offer as supplements in capsule form, we intend to expand into the bulk additive business through the supply of probiotics to be used in “functional foods”. We believe that demand for both probiotics and functional foods in China will continue to grow in the foreseeable future. We believe that China currently lacks the manufacturing capabilities to support demand for probiotics and bulk additives for the functional foods industry. This has forced processed food producers to either import most of their probiotics or produce finished products abroad and re-import the final product. We believe that this creates significant inefficiencies in both cost and probiotics efficacy, as some bacteria die during transport. We believe that this presents us with a significant growth opportunity that we are well-positioned to satisfy.

Leveraging on what our management believes are our technical competence, cost efficiencies and highly recognized brand, our management expects to achieve significant growth through:

•
the introduction of bulk additives products – We are expanding into the bulk additive business for functional foods through the completion of our 150-ton capacity plant, which commenced production in February 2010. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 tons of probiotics per annum, will cost $27.50 million. Phase 2 of this project, which commenced in December 2009, is expected to cost $18 million. The construction cost of Phase 1 of the plant is being funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business-History”. The construction cost of Phase 2 of the plant will be funded by cash received in the public offering of our common stock in October 2009 as disclosed in “Business-History”;

•
the geographical expansion of our retail sales through direct sales and traditional sales channels - We intend to expand the sale of our products to the other metropolitan cities in China through a combination of the traditional distribution channels and dedicated Shining outlets. We opened our first outlet in Shanghai in March 2006. As at December 31, 2009, we have opened 111 outlets in Shanghai and 12 other cities in China; and

•
the development of new products   - We plan to continue to develop new products aimed at improving the general health conditions of humans, enhancing their immune systems and reducing health problems. We are also in the process of developing new products to strengthen our product pipeline so that we may offer an array of products for sale in Shining outlets.

Corporate Information

We were incorporated under the name Otish Resources, Inc. in Delaware in February 2003. Until March 2006 we were a mineral exploration stage company specializing in acquiring and consolidating mineral properties with potential for commercial ore bodies. Although we conducted some preliminary exploration work with respect to our mineral properties, we never achieved full operations with respect to our mineral properties.

On March 22, 2006, we entered into and completed a securities exchange transaction with Sinosmart Group Inc., or SGI, and the shareholders of SGI, pursuant to which the SGI shareholders transferred all of the equity securities of SGI to us in exchange for an aggregate of 15,980,000 shares of our common stock. We refer to this transaction in this prospectus as the share exchange. At the closing of the share exchange, SGI became our wholly-owned subsidiary. Immediately after the share exchange and related transactions described elsewhere in this prospectus, the former SGI shareholders and their designees collectively owned 98.7% of our common stock. See “Business - History”.

Our principal executive offices are located at No. 999, Ningqiao Road, Jinqiao Export Processing Zone, Pudong, Shanghai 201206 and our telephone number is (86 21) 5834 9748.

You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. We are not making an offer to sell and are not seeking offers to buy these securities in any jurisdiction where such an offer or sale is not permitted. You should assume that the information appearing herein is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

Corporate Structure

We operate our business and conduct our research, development, production, marketing and distribution of probiotics products solely in China through our subsidiary, Shining. Set forth below is a diagram illustrating our corporate structure as of the date of this prospectus:

Selling Stockholders

This prospectus relates to resale of up to 3,003,370 shares of our common stock by the selling stockholders listed in “Selling Stockholders.” We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock covered by this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should not purchase these shares if you cannot afford the loss of your entire investment. You should carefully consider the risks described below together with the financial statements and other information contained in this prospectus before investing in our common stock.

Risks Related to our Business

We depend on the services of our directors and key employees, the loss of which could harm our business.

We believe our success relies on the strategies, vision, efforts and technical expertise of our directors and key management personnel, including Mr. Song Jinan. The resignation or departure of any of these key people could have a material adverse impact on our operations and future prospects. In addition, if any of these key people join a competitor or form a competing company, we could lose customers and incur additional expenses to recruit replacements and train personnel. We have entered into standard form confidentiality agreements with our technical employees with the exception of our directors and our key executives, which contain non-competition clauses. We do not maintain key-man life insurance for any of our key executives.

Failure to attract and retain qualified employees may adversely affect our business.

Our continued success depends largely on our ability to attract and retain highly skilled executive, managerial and technical employees. We may face difficulties in recruiting skilled personnel in our industry due to its specialized nature. If we are unable to attract and retain a sufficient number of suitably skilled and qualified personnel, our business would be materially and adversely affected. We may also have to pay substantial wages to attract sufficient numbers of skilled employees and professionals, which may adversely affect our operating margins.

We are not insured against potential losses and could be seriously harmed by natural disasters, catastrophes or acts of war.

Our facilities and inventories could be materially damaged by hurricanes, floods and other natural disasters, catastrophes, acts of war or other catastrophic circumstances. We do not maintain insurance covering such events. If any of these events occur, we could incur material losses and liabilities, which could negatively affect our operating results.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a manufacturer of products designed for human consumption, we are subject to product liability claims that the use of our products has resulted in injury. Our products contain three types of live bacteria, lactobacillus acidophilus, bifidobacterium bifidum and bifidobacterium adolescentis, which fall within the nine types of “good” live bacteria that are approved for direct sale to the public in China as health food. We obtain our bacteria from human sources. Although we believe this reduces the risk that it will be rejected by the human body, there can be no assurance that consumption of such bacteria could not result in adverse health effects. We do not maintain any product liability insurance. A product liability claim against us could result in costly litigation and could adversely affect our reputation with our customers, which in turn could adversely affect our revenues and operating income.

Our revenues primarily depend on sales of one product and a decline in sales of this product could cause our revenues to decrease.

We have derived the majority of our revenue from the sale of our Shining Essence product. Sales of this product represented approximately 61%, 48% and 40% of our total sales for the year ended March 31, 2007, 2008 and 2009, respectively and 42% and 31% of our total sales for the three months ended December 31, 2008 and 2009, respectively. We expect that Shining Essence will continue to account for a large portion of our revenues for the foreseeable future. Any factors adversely affecting the pricing of, demand for, or market acceptance of Shining Essence, including increased competition, could cause our revenues to decline and our business and future operating results to suffer.

We are subject to concentrations of credit risk that could adversely affect our operations.

Our principal operations are in China and all of our sales during fiscal years 2007, 2008 and 2009 arose in China. A significant number of our financial instruments, principally cash and accounts receivable, are located in China. These financial instruments include:

•	cash deposits in China, which includes the Special Administrative Region of Hong Kong, where there is currently no rule or regulation in place for obligatory insurance of bank accounts; and

•	accounts receivable.

The concentration of these financial instruments in China subjects us to concentrations of credit risk that could adversely affect our operating results.

If our products fail to keep pace with advances in the industry, they may be displaced by competitors’ newly developed products.

Other companies in our industry may gain significant competitive advantages by introducing new products to the market, delivering constant innovation in products and techniques and offering competitive prices. Our future growth partially depends on our ability to develop products that are more effective in meeting consumer needs. In addition, we must be able to manufacture and effectively market those products. The sales of our existing products may decline if a competing product is introduced by other companies.

We may have difficulty competing with larger and better financed companies in our industry, which could require us, among other things, to lower our prices and could result in the loss of our customers.

Some of our existing and future competitors may have greater technical and financial resources than we do and may use these resources to pursue a competitive position that threatens our products. Our products could be rendered obsolete or uneconomical by the development of new products to treat conditions addressed by our products, as a result of technological advances affecting the cost of production, or as a result of marketing or pricing action by one or more of our competitors.

Additionally, with China’s accession to the World Trade Organization, the Chinese government has undertaken to open up the Chinese market to foreign companies. China reduced its average import tariff rate overall to 11.50% in 2003 and has further reduced it to 9.90% in 2005. As a result, foreign competitors may form alliances with or acquire companies in our industry in China. Intensified competition from these foreign competitors may lead to lower profit margins due to price competition, loss of customers and slower than anticipated growth.

Unfavorable publicity or research reports casting a negative light on our industry or our products could change consumer perceptions and have an adverse affect on our ability to market and sell our products.

We believe that our industry is affected by media attention. Future research reports or publicity about the quality of products in our industry generally, or our products in particular, could have a material adverse effect on our business. Scientific research to date is preliminary and there can be no assurance that future scientific research or publicity will be favorable to our industry or any particular product or consistent with earlier favorable research or publicity. Adverse publicity could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately. Given our dependence upon consumer perceptions, adverse publicity, whether or not accurate, associated with illness or other adverse effects resulting from the consumption of our products or any similar products distributed by other companies could have a material adverse effect on our business.

Our planned expansion into the bulk additive business may not generate sufficient revenues and the construction of our new facility to accommodate this business may result in increased costs and losses.

We intend to expand our operations into the bulk additive business through the supply of high quality probiotics to be used as additives in dairy products to manufacturers in China. We are constructing a new production plant with a 150-ton capacity which can accommodate our new bulk additive business. This will expose us to many risks, including the following:

•	there may not be sufficient market demand for bulk probiotics additives or our products in particular;

•	we may experience delays and cost overruns during construction of our new facility which may result in losses; and

•	we may experience substantial start up losses when the plant is first commissioned.

  Our plans to geographically expand our marketing and sales efforts and directly sell our products directly to retail consumers may fail.

To date, we have sold our products in the greater Shanghai area, Changchun, Longyan, Jiaxing, Zhengzhou, Jilin and Hong Kong. We currently intend to expand our marketing and sales efforts to the rest of China. There is no assurance that we will receive the same level of public demand for our products in other parts of China.

In addition, we have been selling through distributors since our first product, Shining Essence, was launched in the market in April 2001. We opened our first retail outlet in March 2006. We intend to expand our operations by opening additional new retail outlets to facilitate direct sales of our products to customers. There is no assurance that we can successfully implement our direct selling model.

As we increase the geographic area of our selling efforts and implement a direct selling model, there is a risk that our current systems may not be able to accommodate the increased volume or the complexity of the future business. Our short term operating results may be adversely affected as additional capital investments will have to be made for system upgrades, replacements or improvements.

We face potential tax exposure.

Our principal operations are in China. Business enterprises established in China are subject to income taxes and value added taxes under Chinese tax laws and regulations unless they have exemptions. In January 2006, we made tax payments to the Chinese tax authorities for 2005 and we have made regular tax payments to the Chinese tax authorities for subsequent periods. Our management believes that our operations in China were exempted from income taxes and value added taxes for all prior years because we had been recognized by the local government as an advanced technology enterprise. However, we have never received a written confirmation from the appropriate tax authorities for the tax exemption status of our operations in China. As a result, there is no way to ascertain the position which may be taken by the relevant Chinese tax authorities in the future.  Accordingly, our financial statements contain full provisions for all applicable tax liabilities (other than potential tax penalties), plus surcharge, for all prior calendar years for such taxes. Such provisions for tax liabilities and surcharge will be reversed out of the financial statements at the appropriate point in the future.

According to PRC tax regulations, overdue tax liabilities in the PRC for the calendar years prior to 2005 may be subject to potential penalties for the late payment of taxes which is calculated on the basis of 0.5 times to five times the amount of taxes payable, which amounts to from $4.9 million (if calculated based on 0.5 times of taxes payable) to $49 million (if calculated based on five times of the amount of taxes payable) as of March 31, 2007, 2008 and 2009. The Group has reserved for the payment of taxes that may be owed for calendar years prior to 2005 and any associated interest surcharges (which are calculated at 0.05% per day on the accrued tax liabilities) in its financial statements until the matter is fully resolved. Following the adoption of FIN48, the Group has reserved for the surcharges payable for fiscal year 2008 and 2009. We consider it more likely than not that the associated penalty will not need to be paid.

In addition, in connection with dividends paid to the Shining shareholders between April 2003 to June 2005, Shining did not deduct a withholding tax at the rate of 20% as required by applicable Chinese laws and regulations. No provision for the potential tax penalties with respect to this matter has been made in our financial statements as our management believes that the possibility of having to pay the penalties is unlikely. The Group has reserved for associated surcharges for fiscal years 2008, 2009 and 2010.

We may not be able to protect our intellectual property against claims by other parties or enforce our rights with respect to our intellectual property.

We have not purchased or applied for any patents other than three registered Chinese patents in respect of the packaging processes and technologies we use in our production process and a pending registration of a patent regarding the production of one of our products, as we are of the view that it would not be cost-effective to do so at this time. Without patents, we may have no legal recourse in the event that our processes and technologies are replicated by other parties. If our competitors are able to replicate our processes, technologies and systems at lower costs, we may lose our competitive advantage and our profitability will be adversely affected.

In addition, we believe that over the last five years our “Shining” brand has become a highly recognizable brand in our industry in Shanghai. To protect this brand, which we consider important to our continued success, we have registered six trademarks in China. If our competitors introduce products of inferior qualities to the market using trademarks that are confusingly similar to the “Shining” trademarks, our reputation and operating results will be adversely affected.

From time to time, we may have to resort to litigation to enforce our rights with respect to our intellectual property. This type of litigation could result in substantial costs and diversion of our resources, which would adversely affect our results of operations.

Management by a small team of officers may create conflicts of interests and impede the successful implementation of our growth plans.

Mr. Song and Mr. Cai, our only executive officers, are responsible for all managerial functions of our company. We have been hiring additional employees to complete our management team, but we cannot assure you that we can assemble a management team that can tackle the expansion plans that we have. The concentration of management could be disadvantageous to stockholders with interests different from those of Mr. Song or Mr. Cai.

Risks Related to Government Regulations

We are subject to government regulation in China, and changes in Chinese regulations may substantially increase the cost of manufacturing and selling our products.

The manufacturing and marketing of our products are subject to various governmental regulations in China. Government regulation includes inspection of and controls over manufacturing, safety and environmental controls, efficacy, labeling and the sale and distribution of wellness products.

As a company which produces probiotics supplements, we are subject to the Law on the Food Conditions of the PRC which became effective on October 30, 1995, the Administrative Rules for Healthy Food promulgated by the Ministry of Health on March 15, 1996 which became effective on June 1, 1996, the Notice of Circulating the Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food and its appendixes-Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food, and List of Good-Live-Bacteria Applicable for Healthy Food, promulgated by the Ministry of Health which became effective on March 23, 2001, the Administration Rules for the Registration of Healthy Food (experimental) promulgated by the State Food and Drug Administration on April 30, 2005 which became effective on July 1, 2005, and other relevant rules and regulations issued by the Ministry of Health and the State Food and Drug Administration. In addition, Shining is a Chinese corporation and therefore is subject to the Company Law of China and more specifically to the Foreign Company provisions of the Company Law and the Law on Foreign Capital Enterprises of China.

Our industry is relatively new in China, and the manner and extent to which it is regulated is evolving. Changes in existing laws or new interpretations of such laws may have a significant impact on our methods and costs of doing business. For example, new legislative proposals that affect our product pricing, reimbursement levels, approval criteria and manufacturing requirements may be proposed and adopted.

The costs of compliance with current or future legislation or regulatory requirements may be significant, and could force us to curtail our operations or otherwise have a material adverse effect on our financial condition, results of operations or cash flows. For example, we have obtained four licenses and permits which are required for us to operate our business in China. If the regulations regarding these licenses and permits are changed, it may be materially burdensome for us to obtain or renew these licenses and permits or they may be otherwise unavailable.

Government regulation of our retail prices and advertising methods may adversely affect our results of operations.

We are subject to government regulations with respect to the prices we charge, the rebates we may offer to customers and our marketing methods. In addition, we are required to obtain approval from Chinese government authorities regarding the contents of advertisements related to our products before they can be published. If the Chinese government requires that we set our retail prices at undesirable prices or significantly limits our ability to advertise our products, it could have a material adverse effect on our results of operations.

We may not be able to obtain regulatory approvals for our products or reimbursement from the sale of our products.

The manufacture and sale of our products in China is highly regulated by a number of state, regional and local authorities. These regulations significantly increase the difficulty and costs involved in obtaining and maintaining regulatory approval for marketing new and existing products. In addition, our future growth and profitability are, to a significant extent, dependent upon our ability to obtain timely regulatory approvals from the relevant authorities.

Risks Related to Doing Business in China

Adverse changes in China’s economic, political and social conditions and government policies could have a material adverse effect on the overall economic growth of China, which could adversely affect our results of operations and financial condition.

We currently conduct our business solely in China. Changes in the economic and political situation in China and the economic, financial, fiscal and other policies adopted by the Chinese government may affect our operations, performance and profitability. The economy of China differs from the economies of most developed countries in many respects, including:

•	structure;

•	extent of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

China’s economy has traditionally been subject to central planning, with a series of economic plans promulgated and implemented by the Chinese government. Over the past 25 years, the Chinese government has been reforming the economic and political systems in China in an attempt to achieve economic and social advancements. Many of these reforms were unprecedented and are expected to continue while political, economic and social factors may also lead to further adjustments to China’s reform measures. These reforms and adjustments may not always have a positive effect on our operations. Accordingly, we cannot assure you that our performance and profitability will not be adversely affected from these measures. In addition, there is no assurance that the Chinese government will continue to pursue economic liberalization and other reforms.

Macroeconomic measures taken by the Chinese government may cause the Chinese economy to slow down.

In response to concerns relating to China’s high rate of growth in industrial production, bank credit, fixed investment and money supply and growing inflationary pressures, the Chinese government has taken measures to slow economic growth to a more manageable level. Among the measures that the Chinese government has taken are restrictions on bank loans in certain sectors and the increase of interest rates. We cannot assure you that those measures will not result in a slowdown in economic growth and hence a reduction in demand for consumer products in China. These measures and any additional measures could contribute to a slowdown in the Chinese economy and could potentially cause the economy to enter a recession, which could have an adverse impact on demand for a wide range of products in China, including our products.

There are uncertainties regarding interpretation and enforcement of Chinese laws and regulations.

China’s legal system is a civil law system based on statutory law. Prior legal decisions and judgments have little precedential value. China is still in the process of developing a comprehensive statutory framework and its legal system is still considered to be underdeveloped in comparison with the legal systems in some western countries. Since 1979, the Chinese government has formulated and enacted a large number of laws and regulations governing economic matters, securities activities and foreign investments.

Despite significant development in its legal system, China does not have a comprehensive system of laws. The interpretation of Chinese law by courts and tribunals may be inconsistent and influenced by government policies and other considerations. In addition, the enforcement of existing laws and regulations can be uncertain and unpredictable. Judgments and arbitration rulings may be unenforceable. The promulgation of new laws, changes to existing laws and inconsistent interpretation of laws could have a negative impact on our business.

All of our officers and directors, and substantially all of our assets, are located in China, thus it may be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets.

Because our executive officers and directors are Chinese citizens it may be difficult, if not impossible, to acquire jurisdiction over them in the event a lawsuit is initiated against us or our officers or directors by a stockholder or group of stockholders in the United States. We anticipate that our future officers and directors will also be Chinese citizens. Because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in U.S. court.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Since almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. There are significant restrictions on convertibility of the Renminbi for current account transactions, including primarily the restriction that foreign invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

Risks Related to our Common Stock

Shares of our common stock which are eligible for immediate sale by our stockholders may decrease the market price of our common stock.

We had 22,370,000 shares outstanding as of April 23, 2010, including approximately 14,500,000 shares which are free trading and may be sold immediately by our stockholders. An additional 2,083,333 shares, subject to adjustment for subdivision or combination of our stock and similar events, may be issued upon conversion of a 4% convertible promissory note issued to Pope Investments II LLC in the amount of $25 million, as further described in “Business-History”. If our stockholders sell substantial amounts of our common stock, or there is a perception in the market that such sales may occur, then the market price of our common stock could decrease.

Concentration of our ownership by our President and Chief Executive Officer and a director may dissuade new investors from purchasing our securities which could result in a lower trading price for our securities than if our ownership was less concentrated.

As of April 23, 2010, Mr. Song, our President and Chief Executive Officer and a director, owned, directly and indirectly through his family, approximately 40.5% of our issued and outstanding common stock. As a result, Mr. Song has the ability to exert substantial influence or absolute control over all matters requiring approval by our stockholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of Mr. Song. For example, Mr. Song could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of stockholders.

Our common stock price has been volatile, and you may not be able to sell your shares at or above the price that you pay for the shares.

The price of our common stock has historically been volatile and our investors experience wide fluctuations in the market price of our securities. Although our common stock is currently traded on the Nasdaq Global Market, it was previously quoted on the OTC Bulletin Board. Securities quoted on the OTC Bulletin Board tend to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks.

The volatility in the price of our common stock may be caused by a variety of factors including:

•	lower trading volume;

•	market conditions;

•	the lack of readily available price quotations; and

•	the absence of consistent administrative supervision of “bid” and “ask” quotations.

The fluctuations in the price of our common stock may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Volatility in the price of our common stock may cause it to be classified as penny stock which will result in limits on trading and our stock price could decline.

Because our common stock is volatile, it may in the future fall under the SEC definition of “penny stock”, if our common stock is classified as “penny stock” we expect trading in our common stock, if any, to be limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

Rules promulgated by the SEC under Section 15(g) of the U.S. Securities Exchange Act of 1934, or Exchange Act, require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

•	a standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	all compensation received by the broker-dealer in connection with the transaction;

•	current quotation prices and other relevant market data; and

•	monthly account statements reflecting the fair market value of the securities.

In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

Our preferred stock may make a third-party acquisition of our company more difficult which in turn would make a purchase of our shares less desirable, thereby potentially reducing our stock price or the liquidity of our shares.

Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock having such rights as may be designated by our board of directors, without stockholder approval. The issuance of preferred stock could inhibit a change in our control by making it more difficult to acquire the majority of our voting stock and thereby making the purchase of our shares by new investors less likely. A lesser interest in the purchase of our shares could reduce our market price or make it more difficult for stockholders to sell their shares. No shares of preferred stock are currently outstanding.

We do not anticipate paying dividends.

We do not anticipate paying dividends in the foreseeable future. Any dividends which we may pay in the future will be at the discretion of our board of directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth.

FORWARD-LOOKING STATEMENTS

The information in this prospectus contains forward-looking statements which involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology.

You should not rely on forward-looking statements as predictions of future events or results. Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements.

In evaluating these statements, you should consider various factors, including the risks described in this prospectus under “Risk Factors” and elsewhere. These factors may cause our actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for us to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. We disclaim any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this prospectus, except as required by applicable law.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock covered by this prospectus.

PRICE RANGE OF OUR COMMON STOCK AND OTHER STOCKHOLDER MATTERS

Market Information

Our common stock has been traded on the Nasdaq Global Market since October 23, 2008 under the symbol “CHBT”. Prior to listing on the Nasdaq Global Market, our common stock was quoted on the OTC Bulletin Board. Set forth below is information with respect to the high and low sales prices of our common stock for the periods indicated.

Period	High	Low
Quarter Ended June 30, 2007	$9.75	$7.40
Quarter Ended September 30, 2007	$11.80	$8.25
Quarter Ended December 31, 2007	$14.20	$8.15
Quarter Ended March 31, 2008	$14.25	$9.25
Quarter Ended June 30, 2008	$12.90	$9.12
Quarter Ended September 30, 2008	$11.20	$6.30
Quarter Ended December 31, 2008	$11.50	$6.25
Quarter Ended March 31, 2009	$11.20	$5.42
Quarter Ended June 30, 2009	$16.35	$7.97
Quarter Ended September 30, 2009	$19.00	$9.25
Quarter Ended December 31, 2009	$18.69	$11.50
Quarter Ended March 31, 2010	$19.74	$12.16
Quarter Ended June 30, 2010 (through April 23, 2010)	$18.95	$16.20

Security Holders

At April 23, 2010, there were 22,370,000 shares our common stock outstanding held by approximately 26 stockholders of record. An additional 2,083,333 shares, subject to adjustment for subdivision or combination of our stock and similar events, may be issued upon conversion of a 4% convertible promissory note issued to Pope Investments II LLC in the amount of $25 million, as further described in "Business - History".

Dividend Policy

We have not historically paid any cash dividends and do not intend to pay any dividends in the foreseeable future. We plan to use retained earnings, if any, to finance our growth. The declaration and payment of dividends in the future will be determined by our board of directors in light of conditions then existing, including our financial condition, capital requirements and restrictions in our financing agreements.

SELECTED FINANCIAL INFORMATION

The tables below present our summary selected consolidated financial data (in thousands, except for per share data) prepared in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with our audited consolidated financial statements and related notes thereto which are included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 16 of this prospectus.

The summary statement of operations data for each of the fiscal years ended March 31, 2009, 2008 and 2007 and the summary balance sheet data as of March 31, 2009 and 2008 are derived from our audited financial statements, which are included in this prospectus. The summary statement of operations data for the nine months ended December 31, 2009 and the summary balance sheet data as of December 31, 2009 are derived from our unaudited financial statements which are included in this prospectus.

The scope of our current business is substantially different from that conducted by us prior to March 22, 2006. You should not view our historical consolidated financial statements or the financial data derived therefrom as predictive of our future financial position or results of operations.

	Nine Months Ended (unaudited)		Year Ended March 31,
	December 31,	December 31,
	2009	2008	2009	2008	2007	2006	2005 (1)
	(In thousands, except share and per share amounts)
Statement of Operations Data
Net Sales	55,855	38,676	54,197	42,321	30,610	21,862	-
Cost of goods sold	16,259	11,305	16,197	12,310	8,911	6,445	-
Gross profit	39,596	27,371	38,000	30,011	21,699	15,417	-
Income from operations	24,514	16,088	21,783	18,315	14,931	12,185	(12,643)
Net income	12,764	13,378	19,967	17,542	10,905	8,354	(12,643)
Earnings per share
Basic	0.68	0.78	1.17	1.03	0.64	4.90	-
Diluted	0.68	0.59	1.17	0.80	0.64	4.90	-
Shares used in per share calculation
Basic	18,706,788	17,080,000	17,080,000	17,080,000	17,080,000	1,705,242	26,481,004
Diluted	18,706,788	19,163,333	17,080,000	17,719,269	17,080,000	1,705,242	26,481,004

Balance Sheet Data
Current assets	183,372	83,890	87,370	79,979	41,897	31,833	2,215
Total assets	222,692	115,511	120,804	93,791	44,580	33,427	2,215
Working Capital	146,805	50,806	55,034	53,083	21,227	10,743	2,215
Non-current liabilities	32,864	23,550	23,072	22,500	-	-	-
Total Stockholder’s equity	153,261	58,877	65,396	44,395	23,910	12,337	2,215

(1)     Fiscal year ended August 31.

SUPPLEMENTARY FINANCIAL INFORMATION

The tables below present our summary supplementary financial data (in thousands, except for per share data) prepared in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with our audited and unaudited financial statements and related notes thereto which are included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 16 of this prospectus.

	December	September	June	March	December	September	June	March	December
	2009	2009	2009	2009	2008	2008	2008	2008	2007
Statement of Operations Data
Net Sales	23,294	17,148	15,412	15,521	15,810	11,495	11,371	12,689	11,931
Cost of goods sold	6,780	4,980	4,498	4,892	4,583	3,463	3,259	4,270	3,183
Gross profit	16,514	12,168	10,914	10,629	11,227	8,032	8,112	8,419	8,748
Income from operations	10,116	7,530	6,868	7,144	6,543	3,781	4,315	4,875	5,737
Net (loss)/ income	10,479	(3,483)	5,768	6,590	5,668	4,472	3,237	7,988	4,044
Earnings per share
Basic	0.48	(0.20)	0.34	0.38	0.33	0.26	0.19	0.47	0.24
Diluted	0.32	0.31	0.34	0.38	0.22	0.13	0.23	0.26	0.23
Shares used in per share calculation
Basic	21,978	17,080	17,080	17,080	17,080	17,080	17,080	17,080	17,080
Diluted	24,061	19,163	17,080	17,080	19,163	19,163	19,163	17,719	17,556

Balance Sheet Data
Current assets	183,372	99,087	95,671	87,370	83,890	78,918	79,367	79,979	74,499
Total assets	222,692	136,569	130,895	120,804	115,511	106,228	101,553	93,792	85,321
Working Capital	146,805	64,666	59,709	55,034	50,806	49,248	50,746	53,083	49,610
Non-current liabilities	32,864	34,275	23,666	23,072	23,550	23,486	24,474	22,500	25,000
Total Stockholder’s equity	153,261	67,873	71,268	65,396	58,877	53,072	48,458	44,395	35,432

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the financial statements and the notes thereto included in this prospectus and the other financial information appearing elsewhere in this document. You are also urged to carefully review and consider our discussions regarding the various factors which affect our business, including the information provided under the caption “Risk Factors.”

General

We were incorporated under the name Otish Resources, Inc. in Delaware in February 2003. Until March 2006 we were a mineral exploration stage company specializing in acquiring and consolidating mineral properties with potential for commercial ore bodies. Although we conducted some preliminary exploration work with respect to our mineral properties, we never achieved full operations with respect to our mineral properties. We had never generated any revenue from our mineral exploration operations. We incurred a total of expenses of $257,914 from inception to February 28, 2006.

On March 22, 2006, we entered into and completed a securities exchange transaction with SGI and the shareholders of SGI, pursuant to which the SGI shareholders transferred all of the equity securities of SGI to us in exchange for an aggregate of 15,980,000 shares of our common stock. We refer to this transaction in this prospectus as the share exchange. At the closing of the share exchange, SGI became our wholly-owned subsidiary. Immediately after the share exchange and related transactions described elsewhere in this prospectus, the former SGI shareholders and their designees collectively owned 98.7% of our common stock. As a result of the share exchange, we are no longer a mineral exploration stage company, and SGI’s business operations become our primary operations. We are currently engaged in the research, development, production, marketing and distribution of probiotics products. These products contain live microbial food supplements which beneficially affect the host by improving its intestinal microbial balance. See “Business - History”.

We accounted for the share exchange as a recapitalization whereby the historical financial statements and operations of the SGI become our historical financial statements, with no adjustment to the carrying value of the assets and liabilities. Our issued and outstanding common stock immediate prior to the share exchange is accounted for at the net book value at the time of the transaction.

Upon consummation of the share exchange, we changed our fiscal year end from August 31 to March 31 to conform to the year end date of SGI. We filed a quarterly report on Form 10-QSB on April 14, 2006 for the quarter ended February 28, 2006. This quarterly report was our last filing under our previous fiscal year end date of August 31, and as a mineral exploration stage company. In our filings with the SEC, we report our business activities as a manufacturer and distributor of probiotics products based on our new fiscal year end date of March 31. SGI’s historical financial statements will become our historical financial statements.

The results of operations related to Otish Resources, Inc., as a mineral exploration stage company, are not material and are therefore not included in the discussion below. Unless otherwise noted, all references to the “company,” “we,” “us” and “our” hereafter in this section refer to the current business of China-Biotics, Inc. or the historical business of SGI and its subsidiaries, as applicable.

In this prospectus, we use the “Current rate method” to translate the financial statements of SGI from HKD into U.S. Dollars, and to translate the financial statements of Shining from RMB into U.S. Dollars, as required under the Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” issued by the Financial Accounting Standards Board. The assets and liabilities of SGI and Shining, except for the paid-up capital, are translated into U.S. Dollars using the rate of exchange prevailing at the balance sheet date. The paid-up capital is translated at the historical rate. Adjustments resulting from the translation of SGI’s and Shining’s balance sheets from HKD and RMB into U.S. Dollars are recorded in shareholders’ equity as part of accumulated comprehensive income. The statement of operations is translated at average rates during the reporting period. Gains or losses resulting from transactions in currencies other than the functional currencies are reflected in the statement of operations for the reporting periods. The statement of cash flows is translated at average rates during the reporting period, with the exception of issue of share and payment of dividends which are translated at the historical rates. Due to the use of different rates for translation, the figures in the statement of changes in cash flows may not agree with the differences between the year end balances as shown in the balance sheets.

Overview

We manufacture and sell probiotics products. Probiotics comprise mainly live bacteria, which we produce using advanced proprietary fermentation technology. Currently, our products are mainly sold in the Greater Shanghai region.

The products are mainly sold to distributors, which then distribute them to various retail outlets such as drug stores and supermarkets. During the year ended March 31, 2009 and the quarter ended December 31, 2009, over 84% and 84%, respectively, of our sales revenue comprised amounts receivable for the sale of these products. Typically, 60 to 90 days' credits are given to the distributors.

Our first product, Shining Essence, which was launched in April 2001, remains our best-selling product. Sales of Shining Essence represented approximately 61%, 48% and 40% of our total sales for the years ended March 31, 2007, 2008 and 2009, respectively. In addition to Shining Essence, we have successfully created other new products, such as Shining Probiotics Protein Powder. As we release new products, the percentage contribution of Shining Essence has decreased.

As our products comprise mainly live bacteria, which are reproduced by fermentation, we have historically had a low cost of production of which packaging costs represent the largest cost item.  Gross profit for the three months ended December 31, 2009 was $16,514,160 compared with $11,226,740 for the three months ended December 31, 2008. Gross profit for the nine months ended December 31, 2009 was $39,595,985 compared with $27,371,124 for the nine months ended December 31, 2008. The increase in gross profit was primarily due to an increase in overall sales volume.
Our management believes that the following trends in China will have an important impact on, and present significant opportunities for, our business:

Increasing demand for functional food products. As the discretionary income and health-consciousness of the average Chinese consumer increase, we expect the demand for functional foods and dietary supplements to increase.

Curtailment of the use of antibiotics and government support for probiotics. China has the highest per capita consumption of antibiotics in the world. To curtail the overuse of antibiotics, the Chinese government has taken steps to limit the use of antibiotic drugs. Moreover, the Chinese State Food and Drug Administration has acknowledged that probiotics are beneficial for human health.

Increasing demand for dairy product additives. The demand for functional foods and foods that use probiotic supplements is growing at a significant rate and our management believes that it will continue to do so. According to statements made by the Nutrition Development Centre of National Development and Reform Commission in China on April 1, 2007, probiotics will need to be added to baby milk powders produced in China.

Our management expects to capitalize on the opportunities created by these trends to achieve significant growth through:

The introduction of bulk additives products.  We are expanding into the bulk additive business for functional foods through our 150-ton capacity plant, which commenced production in February 2010. Government approval for the plant was received on November 30, 2007. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 tons of probiotics per annum, will cost $27.5 million. Phase 2 of this project, which commenced in December 2009, is expected to cost $18 million. The construction cost of Phase 1 of the plant is being funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business — History”. The construction cost of Phase 2 of the plant will be funded by cash received from the public offering of our common stock in October 2009 as disclosed in “Business — History”.

 On March 21, 2006, Growing State, our subsidiary, entered into an agreement with Shanghai Qingpu Industrial Park District Development (Group) Company Limited for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District on which we are constructing this plant. The agreement provides for the payment of leasing fees of approximately $1.89 million.  The Qingpu People’s Republic Government issued its formal confirmation of the land use right necessary for the plant construction on November 30, 2007 and confirmed the leasing fee of $1,777,680 (reduced from $2.1 million because the size of the leased land was reduced to 36,075 square meters) and a refundable land deposit of $210,083. We paid the leasing fee on December 28, 2007.  In February 2009, the refundable land deposit was fully refunded the formal land use right certificate was issued. There are no future lease payments under this land lease.

The geographical expansion of retail sales through direct sales and traditional sales channels .  We intend to expand our sales to other cities in China through a combination of distributors and our own outlets. In this regard, we had 111 Shining branded outlets in Shanghai and 12 other major Chinese cities at December 31, 2009. We expect that the additional demands from opening new outlets will be met initially by increasing production from our existing plant, which currently has the necessary capacity, and in the longer term from our new plant that will have a capacity of 150-300 tons.

The development of new products .  We have introduced several new products which are sold exclusively in our outlets. We plan to continue to develop new products aimed at improving the general health conditions of humans, enhancing their immune system and reducing health problems. This will strengthen our product pipeline and we will be able to offer a wide array of products in the Shining outlets.

Our operation is generally not labor-intensive. We employed 415 people as of December 31, 2009. We have been recruiting senior executives to strengthen our management team. However, as wages in China are relatively inexpensive, we expect that labor costs will remain insignificant.

Results of Operations

Quarter Ended December 31, 2008 Compared with the Quarter Ended December 31, 2009

Our net profit was $10.48 million in the quarter ended December 31, 2009. This included $2.67 million surplus arising from the revaluation of the conversion feature embedded in the convertible notes issued in December 2007 as required by FAS133 (now known as ASC 816). Excluding this revaluation surplus, our net income was $7.81 million, which was 83.3% higher than our net income excluding revaluation surplus of $4.26 million for the quarter ended December 31, 2008. The increase of net income before the revaluation surplus, resulted from a combination of volume and price increases. Shining Essence continued to be our best selling product, accounting for 31.2% of our sales revenue in the quarter ended December 31, 2009 (41.6% in the quarter ended December 31, 2008).

Our results for the three months and nine months ended December 31, 2009 and 2008 are summarized below:

	Three months ended December 31, 2009		Three months ended December 31, 2008
	Amount	% of Net sales	Amount	% of Net sales
Net sales	$23,294,321	100.00%	$15,810,111	100.00%
Cost of sales	(6,780,161)	(29.11)%	(4,583,371)	(28.99)%
Gross profit	$16,514,160	70 .89%	$11,226,740	71.01%
Operating expenses:
Selling expenses	$(4,140,738)	(17.78)%	$(3,330,668)	(21.07)%
General and administrative expenses	(2,260,344)	(9.70)%	(1,353,561)	(8.56)%
Other income	3,179	0.01%	-	0.00%
Other expense	-	0.00%	(42,719)	(0.27)%
Total operating expenses	$(6,397,903)	(27.47)%	$(4,726,948)	(29.90)%
Income from operations	$10,116,257	43.43%	$6,499,792	41.11%
Other income and expenses:
Change in the fair value of embedded derivatives	$2,668,000	11.45%	$1,408,000	8.91%
Interest income	74,438	0.32%	60,442	0.38%
Total other (expenses)/ income	$2,742,438	11.77%	$1,468,442	9.29%
Income before taxes	$12,858,695	55.20%	$7,968,235	50.40%
Provision for income taxes	(2,379,613)	(10.22)%	(2,299,348)	(14.54)%

Net (Loss)/ income	$10,479,082	44.99%	$5,668,887	35.86%

	Nine months ended December 31, 2009		Nine months ended December 31, 2008
	Amount	% of Net sales	Amount	% of Net sales
Net sales	$55,855,442	100.00%	$38,676,017	100.00%
Cost of sales	(16,259,457)	(29.11)%	(11,304,893)	(29.23)%
Gross profit	$39,595,985	70.89%	$27,371,124	70.77%
Operating expenses:
Selling expenses	$(9,221,564)	(16.51)%	$(8,514,090)	(22.01)%
General and administrative expenses	(5,932,227)	(10.62)%	(4,218,494)	(10.91)%
Other income	72,110	0.13%	1,492,362	3.86%
Other expense	-	0.00%	(42,719)	(0.11)%
Total operating expenses	$(15,081,681)	(27.00)%	$(11,282,942)	(29.17)%
Income from operations	$24,514,304	43.89%	$16,088,182	41.60%
Other income and expenses:
Change in the fair value of embedded derivatives	$(6,248,000)	(11.19)%	$2,073,000	5.36%
Interest income	214,307	0.38%	213,490	0.55%
Total other (expenses)/ income	$(6,033,693)	(10.81)%	$2,286,490	5.91%
Income before taxes	$18,480,611	33.08%	$18,374,673	47.51%
Provision for income taxes	(5,716,846)	(10.24)%	(4,996,916)	(12.92)%

Net income	$12,763,763	22.84%	$13,377,757	34.59%

Net sales

Net sales in our financial statements are stated at invoiced value less sales discount and sales tax. Our net sales for the three months and nine months ended December 31, 2009 and 2008 comprised the following:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Invoiced value on sales	$24,668,040	$16,444,448	$59,340,475	$40,218,563
Less: sales discount	(1,216,044)	(539,424)	(2,943,740)	(1,298,000)
Less : sales tax	(157,675)	(94,913)	(541,293)	(244,546)
	$23,294,321	$15,810,111	$55,855,442	$38,676,017

Net sales of $23,294,321 for the quarter ended December 31, 2009 were 47.34% above the net sales of $15,810,111 for the quarter ended December 31, 2008. The increase was mainly because of an increase in overall sales volume arising from new product sales, particularly, bulk additives (offsetting decrease in sales volume of existing products), and adjustment of product mix.

The contributions of each product as a percentage of the total value on sales for the three months and nine months ended December 31, 2009 and 2008 are summarized below:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Retails	74.5%	92.9%	73.2%	90.9%
Bulk additives	25.5%	7.1%	26.8%	9.1%
	100.0%	100.0%	100.0%	100.0%

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unit volume and unit prices comparatives (on the invoiced value of sales) for the three months and nine months ended December 31, 2009 and 2008 are summarized below:

	Percentage increase (decrease) from the prior year
	Three months ended December 31,
	2009			2008
	Unit volume	Selling prices	Overall increase / (decrease)	Unit volume	Selling prices	Overall increase / (decrease)
Retails	18%	12%	32%	2%	13%	15%
Bulk additives	713%	(66)%	176%	620%	0%	620%

	Percentage increase (decrease) from the prior year
	Nine months ended December 31,
	2009			2008
	Unit volume	Selling prices	Overall increase / (decrease)	Unit volume	Selling prices	Overall increase / (decrease)
Retails	12%	5%	35%	(4)%	15%	11%
Bulk additives	583%	(70)%	105%	2174%	0%	2174%

Cost of sales

Cost of sales for the three months ended December 31, 2009 was $6,780,161 compared with $4,583,371 for the three months ended December 31, 2008. Cost of sales for the nine months ended December 31, 2009 was $16,259,457 compared with $11,304,893 for the nine months ended December 31, 2008. The increase in cost of sales was primarily because of the overall sales volume increase.

Unit volume and unit costs comparatives for the three months and nine months ended December 31, 2009 and 2008 are summarized below:

	Percentage increase (decrease) from the prior year
	Three months ended December 31,
	2009			2008
	Unit volume	Unit costs	Overall increase / (decrease)	Unit volume	Unit costs	Overall increase / (decrease)
Retails	18%	(1)%	16%	2%	17%	20%
Bulk additives	713%	(68)%	160%	620%	21%	771%

	Percentage increase (decrease) from the prior year
	Nine months ended December 31,
	2009			2008
	Unit volume	Unit costs	Overall increase / (decrease)	Unit volume	Unit costs	Overall increase / (decrease)
Retails	12%	(7)%	19%	(4)%	18%	14%
Bulk additives	583%	(67)%	125%	2174%	2%	2219%

Gross profit

Gross profit for the three months ended December 31, 2009 was $16,514,160 compared with $11,226,740 for the three months ended December 31, 2008. Gross profit for the nine months ended December 31, 2009 was $39,595,985 compared with $27,371,124 for the nine months ended December 31, 2008. The increase in gross profit was primarily due to an increase in overall sales volume.

The average gross profit percentage for all of our products for the three months and nine months ended December 31, 2009 and 2008 are summarized below:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Average for all products	71%	71%	71%	71%

The 71 % gross profit margin remains solidly above our full year projection of 70%.

Selling expenses

Selling expenses were $4,140,738 or 17.62% of net sales for the three months ended December 31, 2009 compared with $3,330,668 or 21.1% of net sales for the three months ended December 31, 2008. Selling expenses for the nine months ended December 31, 2009 were $9,221,564 or 16.45% of net sales compared with $8,514,090 or 22.01% for the nine months ended December 31, 2008. The operating costs of the retail outlets are included as selling expenses. With the opening of four retail outlets during the quarter, selling expenses increased. As of December 31, 2009, we had a total of 111 retail outlets in operation compared with 107 outlets as of December 31, 2008.

General and administrative expenses

General and administrative expenses were $2,260,344 or 9.70% of net sales for the three months ended December 31, 2009 compared with $1,353,561 or 8.56% of net sales for the three months ended December 31, 2008. General and administrative expenses for the nine months ended December 31, 2009 were $5,932,227 or 10.62% of net sales compared with $4,218,494 or 10.91% for the nine months ended December 31, 2008. The increase of general and administrative expenses was primarily due to the increase of legal and professional fees, research fee and staff costs. As of December 31, 2009, we had a total of 497 employees, compared with 339 as of December 31, 2008. Research and development expenses were $894,101 or 3.84% of net sales for the three months ended December 31, 2009 compared with $740,175 or 4.68% of net sales for the three months ended December 31, 2008. Research and development expenses for the nine months ended December 31, 2009 were $2,282,410 or 4.09% of net sales compared with $2,215,909 or 5.73% of net sales for the nine months ended December 31, 2008. The increase of research and development expenses was primarily due to develop the products of bulk additives in difference sectors.

Provision for income taxes

Provision for income taxes was $2.4 million and $2.3 million for the three months ended December 31, 2009 and 2008, respectively. Excluding the $2.67 million surplus on revaluation of the convertible note, income before taxes was $10.2 million for the three months ended December 31, 2009 compared with $4.3 million for the three months ended December 31, 2008. The increase in income tax payable is attributable to an increase in operating profit.

Segment reporting

We have adopted the “products” approach for segment reporting. For the three months and nine months ended December 31, 2009 and 2008, we had only one reporting segment—the probiotic s products as health supplement. We manufactured and sold the probiotic s products solely in China and delivered all shipments to destinations within China, and all of our long-lived assets were physically located in China. We made all sales to external customers.

Liquidity and Capital Resources

We had cash of $151.1 million and working capital of $146.8 million as of December 31, 2009. Cash generated from operations was $13.1 million in the nine months ended December 31, 2009 and $17.1million in the nine months ended December 31, 2008.

We had capital expenditures totaling $3.2 million in the nine months ended December 31, 2009, mainly in connection with the construction of the new plant. We spent $16.0 million on fixed assets in the nine months ended December 31, 2008.

Our current primary facility commenced operations in 2000. With the increases in sales volume in the last couple of years, we are reaching our production capacity. We are constructing a new plant with an overall project size of $45.5 million. Phase 1 of the project involves constructing a facility capable of producing 150 tons of probiotics per annum and cost approximately $27.50 million, $26 million of which is expected to be paid by the end of first quarter of calendar year 2010 and the balance by the end of second quarter of calendar year 2010. The second phase of this project commenced in December 2009.

On October 5, 2009, the Company closed an underwritten public offering of 4,600,000 shares of its common stock at a price of $15.00 per share. On October 26, 2009, an additional 690,000 shares were sold pursuant to the exercise of an over-allotment option at the same price. Net proceeds of the offering, including the over-allotment, after deducting underwriting discounts, and offering expenses, were approximately $74.9 million. The Company expects to use the net proceeds from the offering for general corporate purposes, including expanding its retail operations, expanding its products, acquiring additional retail outlets, funding Phase 2 of our bulk manufacturing facility, and for general working capital purposes.

The offering was made pursuant to an underwriting agreement, dated September 29, 2009, by and between the Company and Roth Capital Partners, LLC, as sole manager and representative of the underwriters named therein. The offering of the Shares was registered under the Securities Act of 1933, as amended, pursuant to the Company’s shelf registration statement on Form S-3, as amended by Amendment No. 1 and Amendment No. 2 to Form S-3 (File No. 333-160519).

On December 11, 2007, we issued a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date. If the Note is not converted at maturity, we will redeem the Note at a price that gives a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if the Group achieve a net income of $60 million in fiscal year 2010. Net proceeds of the Note are being used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

Fiscal Year Ended March 31, 2009 Compared with the Fiscal Year Ended March 31, 2008

Our net income was $20 million for the fiscal year ended March 31, 2009. This included $3.1 million surplus arising from the revaluation of the conversion feature embedded in the convertible notes issued in December 2007 as required by FAS133. Excluding this revaluation surplus, our net income was $16.9 million, which was 19.9% above our net income of $14.1 million (excluded $3.4 million revaluation surplus) for the fiscal year ended March 31, 2008. Our growth in net income primarily resulted from growth in our sales volume of our products. Shining Essence continued to be our best selling product. We have enjoyed strong growth in demand for many products such as Shining Essence Stomach Protection and Shining Probiotics Protein Powder which outpaced that of Shining Essence. In addition, new product sales now account for 18.5% of our sales revenue during the year ended March 31, 2009 (15.6% in the year ended March 31, 2008). As a result, the percentage of sales revenue attributable to Shining Essence has been diluted to only 40% of our total sales revenue in the year ended March 31, 2009 (49% in the year ended March 31, 2008).

Our results for 2009 and 2008 are summarized below:

	Year ended March 31, 2009		Year ended March 31, 2008
	Amount	% of Net sales	Amount	% of Net sales
Net sales	$54,197,082	100.00%	$42,321,111	100.00%
Cost of sales	(16,197,267)	29.89%	(12,310,092)	29.09%
Gross profit	$37,999,815	70.11%	$30,011,019	70.91%
Operating expenses:
Selling expenses	$(11,563,012)	21.34%	$(6,869,109)	16.23%
General and administrative expenses	(6,246,482)	11.53%	(4,826,473)	11.40%
Other income	1,592,773	2.94%	431,844	1.02%
Total operating expenses	$(16,216,721)	29.92%	$(11,263,738)	26.61%
Income from operations	$21,783,094	40.19%	$18,747,281	44.30%
Other income and expenses:
Changes in fair value of embedded derivatives	$3,092,000	5.71%	$3,366,000	7.95%
Interest income	$254,183	0.47%	$365,594	0.86%
Total other income (expenses)	$3,346,183	6.17%	$3,731,594	8.82%
Income before taxes	$25,129,277	46.37%	$22,478,875	53.12%
Provision for income taxes	(5,162,388)	9.52%	(4,936,631)	11.66%
Net income	$19,966,889	36.84%	$17,542,244	41.45%

Net sales

Net sales in our financial statements are stated at invoiced value less sales discount and sales tax. Our net sales for the fiscal years 2009 and 2008 comprised the following:

	Year ended March 31,
	2009	2008
Invoiced value on sales	$56,405,974	$43,775,529
Less: sales discount	(1,623,313)	(1,171,096)
Less: sales tax	(585,579)	(283,322)
	$54,197,082	$42,321,111

Net sales of $54,197,082 for the fiscal year ended March 31, 2009 were 28.1% above the net sales of $42,321,111 for the fiscal year ended March 31, 2008. The increase was mainly attributable to increased sales volume and increases in average selling prices due to changes in sales mix.

The contributions of each product as a percentage of invoiced value on sales for the year ended March 31, 2009 and 2008 respectively are summarized below. New product sales (including Stomach Protection, Protein Powder and others) now account for 18.5% of our sales revenue for the year ended March 31, 2009. While the sales revenues of Essence and Signal capsules have remained stable, their percentage contributions to our sales revenue have been diluted by increases in new product sales.

	Year ended March 31,
	2009	2008
Shining Essence Capsules	39.9%	48.6%
Shining Signal Capsules	9.2%	13.2%
Shining Golden Shield Capsules	13.3%	13.1%
Shining Energy Capsules	10.8%	11.5%
Shining Essence Stomach Protection Capsules	6.0%	4.7%
Shining Probiotics Protein Powder	5.6%	3.7%
Other products	6.9%	4.2%
	91.7%	99.0%
Bulk additives	8.3%	1.0%
	100.0%	100.0%

Unit volume and unit prices comparatives (on the invoiced value of sales) for 2009 and 2008 are summarized below. The increase in selling prices of Golden Shield and Energy capsules primarily reflect a combination of price increase and changes in sales mix with more sales of packages with higher selling prices.

	Percentages increase (decrease) from the prior year
	Year ended March 31,
	2009			2008
	Unit volume	Selling prices	Overall increase / (decrease)	Unit volume	Selling prices	Overall increase / (decrease)
Shining Essence Capsules	1%	0%	1%	(5)	12%	6%
Shining Signal Capsules	(25)%	0%	(17)%	(6)%	2%	(4)%
Shining Golden Shield Capsules	(4)%	15%	10%	37%	34%	84%
Shining Energy Capsules	8%	3%	11%	45%	16%	68%
Shining Essence Stomach Protection Capsules	16%	23%	43%	100%	100%	100%
Shining Probiotics Protein Powder	153%	(24)%	92%	100%	100%	100%
Other products	80%	8%	94%	685%	(51)%	285%
Bulk additives	850%	0%	85%	100%	100%	100%

Cost of sales

Cost of sales for the year ended March 31, 2009 was $16,197,267 compared with $12,310,092 for the year ended March 31, 2008. The increase in cost of sales was primarily caused by increased packaging cost during the fiscal year 2009.

Unit volume and unit costs comparatives for the year ended March 31, 2009 and 2008 are summarized below.

	Percentages increase (decrease) from the prior year
	Year ended March 31,
	2009			2008
	Unit volume	Unit costs	Overall increase / (decrease)	Unit volume	Unit costs	Overall increase / (decrease)
Shining Essence Capsules	1%	17%	18%	(5)%	3%	(2)%
Shining Signal Capsules	(25)%	14%	(14)%	(6)%	(2)%	(8)%
Shining Golden Shield Capsules	(4)%	11%	6%	37%	17%	60%
Shining Energy Capsules	8%	22%	32%	45%	25%	81%
Shining Essence Stomach Protection Capsules	16%	12%	30%	100%	100%	100%
Shining Probiotics Protein Powder	153%	22%	209%	100%	100%	100%
Other products	80%	25%	125%	685%	0%	685%
Bulk additives	850%	(10)%	785%	100%	100%	100%

Gross profit

Gross profit increased by $7,988,796 from $30,011,019 for the 2008 fiscal year to $37,999,815 for the 2009 fiscal year. This represents a 26.6% increase, which reflects primarily increases in sales volume. Our gross profit margin remained the same as last year at 70%.

Selling expenses

Selling expenses were $11,563,012 or 21.3% of net sales for the fiscal year ended March 31, 2009 compared with $6,869,109 or 16.2% of net sales for the fiscal year ended March 31, 2008. The operating costs of the retail outlets are included as selling expenses. This increase in selling expenses was primarily caused by the roll out of retail outlets. As of March 31, 2009, we had a total of 106 retail outlets in operation (as of March 31, 2008, we had 60 retail outlets).

General and administrative expenses

General and administrative expenses were $6,246,482 or 11.5% of net sales for the year ended March 31, 2009 compared with 4,826,473 or 11.4% of net sales for the year ended March 31, 2008. The increase in general and administrative expenses was due to additional research costs of $1,035,314 related to the development and launching of new products, and staff and administrative costs incurred in connection with the construction of the new plant.

Other Income

Other income mainly comprised exchange gain of $1.51 million for the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2008, other income consisted of exchange gain of $0.4 million.

Provision for income taxes

Provision for income taxes was $5.16 million and $4.94 million for the fiscal years ended March 31, 2009 and 2008, respectively. The increase in income tax payable is attributable to an increase in operating profit.

Segment reporting

We have adopted the “products and services” approach for segment reporting. For fiscal years 2009 and 2008, we had only one reporting segment—the probiotic products as health supplement. We manufactured and sold the probiotic products solely in China and delivered all shipments to destinations within China, and all of our long-lived assets were physically located in China. We made all sales to external customers.

Liquidity and Capital Resources

We had cash of $70.8 million and working capital of $55.0 million as of March 31, 2009, and cash of $64.3 million and working capital of $53.1 million as of March 31, 2008. Cash generated from operations was $23.1 million for the fiscal year ended March 31, 2009 and $19.4 million for the fiscal year ended March 31, 2008.

Our business is not capital or labor intensive. Typically, 60% of our sales take place in the second half of the fiscal year. Since our customers have historically been large distributors with which we have done business for a number of years, our cash flows from our existing business have been, and we expect them to continue to be, fairly reliable.

We had capital expenditures totaling $17.5 million for the year ended March 31, 2009, primarily on building the new plant.  We spent $10.3 million on fixed assets in fiscal year 2008.

Our current facility commenced operations in 2000. With the increases in sales volume in the last couple of years, we are reaching our production capacity. We have started to construct a new plant with an overall project size of $45.5 million. Phase 1 of the project involves constructing a facility capable of producing 150 tons of probiotics per annum and is estimated to cost $27.50 million, $25 million of which is expected to be paid in the third quarter of calendar year 2009 and the balance by the end of calendar year 2009. Subsequent phases of this project will only commence when demands for probiotics have exceeded the production capacity of the Phase 1 facility.

We did not have cash generated from financing activities in fiscal year 2009. We had net cash of $25 million generated from financing activities in fiscal year 2008.  Details on our financing activities for the two fiscal years are as follows:

	Years ended March 31,
	2009	2008
	$Million	$Million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of convertible bond	-	25
	-	-
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	-	25

On December 11, 2007, we issued a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date. If the Note is not converted at maturity, we will redeem the Note at a price that gives a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if the Group achieve a net income of $60 million in fiscal year 2010. Net proceeds of the Note are expected to be used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility.
Taking into account our current cash position and our anticipated cash flows from operations, we expect we will be able to meet all our funding needs in the next twelve months, including payments required to settle our contractual obligations and for our construction of our new plant. No assurance, however, can be given that our business plan will succeed. In the event that our business plan does not materialize as predicted, we may need to seek for external financing to fund our expansion plan. There can be no assurance that we will be able to raise needed capital on favorable terms, if at all. In addition, there is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds.

Fiscal Year Ended March 31, 2008 Compared with the Fiscal Year Ended March 31, 2007

Our net income was $17.5 million for the fiscal year ended March 31, 2008. This included $3.4 million surplus arising from the revaluation of the conversion feature embedded in the convertible notes issued in December 2007 as required by FAS133. Excluding this revaluation surplus, our net income was $14.1 million, which was 29.9% above our net income of $10.9 million for the fiscal year ended March 31, 2007. Our growth in net income primarily resulted from growth in our sales volume of our products. Shining Essence continued to be our best selling product. We have enjoyed strong growth in demands for many products such as Shining Golden Shield and Shining Energy which outpaced that of Shining Essence. In addition, new product sales now account for 13.6% of our sales revenue during the year ended March 31, 2008 (1.9% in the year ended March 31, 2007). As a result, the percentage of sales revenue attributable to Shining Essence has been diluted to only 48% of our total sales revenue in the year ended March 31, 2008 (61% in the year ended March 31, 2007).

Our results for 2007 and 2008 are summarized below:

	Years ended March 31, 2007		Years ended March 31, 2008
	Amount	% of Net sales	Amount	% of Net sales
Net sales	$30,609,941	100.00%	$42,321,111	100.00%
Cost of sales	(8,910,633)	29.11%	(12,310,092)	29.09%
Gross profit	$21,699,308	70.89%	$30,011,019	70.91%
Operating expenses:
Selling expenses	$(4,502,687)	14.71%	$(6,869,109)	16.23%
General and administrative expenses	(2,265,220)	7.40%	(4,826,473)	11.40%
Total operating expenses	$(6,767,907)	22.11%	$(11,695,582)	27.63%
Income from operations	$14,931,401	48.78%	$18,315,437	43.28%
Other income and expenses:
Other income	$223,401	0.73%	$4,163,438	9.84%
Other expenses	(62,948)	0.21%	-	-%
Total other income (expenses)	$160,453	0.52%	$4,163,438	9.84%
Income before taxes	$15,091,854	49.30%	$22,478,875	53.12%
Provision for income taxes	(4,186,868)	13.68%	(4,936,631)	11.66%
Net income	$10,904,986	35.62%	$17,542,244	41.45%

Net sales

Net sales in our financial statements are stated at invoiced value less sales discount and sales tax. Our net sales for the past two fiscal years comprised of the following:

	Year ended March 31,
	2007	2008
Invoiced value on sales	$30,806,063	$43,775,529
Less: sales discount	-	(1,171,096)
Less: sales tax	(196,122)	(283,322)
	$30,609,941	$42,321,111

Net sales of $42,321,111 for the fiscal year ended March 31, 2008 were 38.3% above the net sales of $30,609,941 for the fiscal year ended March 31, 2007. The increase was mainly attributable to increased sales volume and increases in average selling prices due to changes in sales mix.

The contributions of each product as a percentage of invoiced value on sales for the year ended March 31, 2007 and 2008 respectively are summarized below. New product sales (including Energy, Stomach Protection and others) now account for 13.6% of our sales revenue for the year ended March 31, 2008. While the sales revenues of Essence and Signal capsules have remained stable, their percentage contributions to our sales revenue have been diluted by increases in new product sales.

	Year ended March 31,
	2007	2008
Shining Essence Capsules	61.57%	48.61%
Shining Signal Capsules	18.31%	13.23%
Shining Golden Shield Capsules	9.30%	13.12%
Shining Energy Capsules	8.91%	11.47%
Shining Essence Stomach Protection Capsules	-%	4.75%
Shining Probiotics Protein Powder	-%	3.65%
Other products	1.91%	5.17%
	100.00%	100.00%

Unit volume and unit prices comparatives (on the invoiced value of sales) for 2007 and 2008 are summarized below. The increase in selling prices of Golden Shield and Energy capsules primarily reflect a combination of price increase and changes in sales mix with more sales of packages with higher selling prices.

	Percentages increase (decrease) from the prior year
	Year ended March 31,
	2007			2008
	Unit volume	Selling prices	Overall increase / (decrease)	Unit volume	Selling prices	Overall increase / (decrease)
Shining Essence Capsules	21%	-%	21%	(5)%	12%	6%
Shining Signal Capsules	60%	(2)%	57%	(6)%	2%	(4)%
Shining Golden Shield Capsules	40%	-%	40%	37%	34%	84%
Shining Energy Capsules	72%	-%	72%	45%	16%	68%
Shining Essence Stomach Protection Capsules	-%	-%	-%	100%	100%	100%
Shining Probiotics Protein Powder	-%	-%	-%	100%	100%	100%
Other products	3,600%	-%	3,600%	685%	(51)%	285%

Cost of sales

Cost of sales for the year ended March 31, 2008 was $12,310,092 compared with $8,910,633 for the year ended March 31, 2007. The increase in cost of sales was primarily caused by increased sales volume.

Unit volume and unit costs comparatives for the year ended March 31, 2007 and 2008 are summarized below. The increase in unit costs of Golden Shield and Energy capsules primarily reflect changes in sales mix with more sales of packages with higher unit costs.

	Percentages increase (decrease) from the prior year
	Year ended March 31,
	2007			2008
	Unit volume	Unit costs	Overall increase / (decrease)	Unit volume	Unit costs	Overall increase / (decrease)
Shining Essence Capsules	21%	0%	21%	(5)%	3%	(2)%
Shining Signal Capsules	60%	(4)%	54%	(6)%	(2)%	(8)%
Shining Golden Shield Capsules	40%	(4)%	34%	37%	17%	60%
Shining Energy Capsules	72%	(3)%	67%	45%	25%	81%
Shining Essence Stomach Protection Capsules	-%	-%	-%	100%	100%	100%
Shining Probiotics Protein Powder	-%	-%	-%	100%	100%	100%
Other products	3,600%	0%	3,600%	685%	0%	685%

Gross profit

Gross profit increased by $8,311,711 from $21,699,308 for the 2007 fiscal year to $30,011,019 for the 2008 fiscal year. This represents a 38.3% increase, which reflects primarily increases in sales volume. Our gross profit margin remained the same as last year at 70.9%. In the fourth quarter of fiscal year 2008, the cost of packaging increased significantly due to increases in pulp and paper costs which reduced our gross profit margin for the fourth quarter to 66.6% from 73.3% in the third quarter. Management is taking action to bring down the packaging costs going forward.

Selling expenses

Selling expenses were $6,869,109 or 16.2% of net sales for the fiscal year ended March 31, 2008 compared with $4,502,687 or 14.7% of net sales for the fiscal year ended March 31, 2007. The operating costs of the retail stores are included as selling expenses. This increase in selling expenses was primarily caused by the roll out of retail stores. As of March 31, 2008, we had a total of 60 retail stores in operation (as of March 31, 2007, we had 9 retail stores).

General and administrative expenses

General and administrative expenses were $4,826,473 or 11.4% of net sales for the year ended March 31, 2008 compared with 2,265,220 or 7.4% of net sales for the year ended March 31, 2007. The increase in general and administrative expenses was due to additional research costs of $1,696,657 related to the development and launching of new products, and staff and administrative costs incurred in connection with the construction of the new plant.

Other Income

Other income comprised the $3.37 million revaluation of the convertible note and interest income of $0.7 million. At the date of issuance, the estimated fair value of embedded derivative portion of the convertible note was $9.1 million. As a result of a decrease in our share price and share trading volatility, the fair value of such portion as at March 31, 2008 decreased to $5.7 million. The $3.37 million decrease in the fair value of the convertible note has been recorded as other income.

Provision for income taxes

Provision for income taxes was $4.94 million and $4.19 million for the fiscal years ended March 31, 2008 and 2007, respectively. Excluding the $3.37 million surplus on revaluation of the convertible note, income before taxes was $22.5 million for fiscal year 2008 compared with $15.1 million for 2007. The increase in income tax payable is attributable to an increase in operating profit.

Segment reporting

We have adopted the “products and services” approach for segment reporting. For fiscal years 2007 and 2008, we had only one reporting segment—the probiotic products as health supplement. We manufactured and sold the probiotic products solely in China and delivered all shipments to destinations within China, and all of our long-lived assets were physically located in China. We made all sales to external customers.

Liquidity and Capital Resources

We had cash of $66.4 million and working capital of $50.8 million as of December 31, 2008. Cash generated from operations was $19.36 million in the fiscal year March 31, 2008, $10.01 million in the fiscal year ended March 31, 2007 and $6.98 million in the fiscal year ended December 31, 2006. Cash generated from operations was $17.1 million in the nine months ended December 31, 2008, $13.3 million in the nine months ended December 31, 2007 and $5.89 million in the nine months ended December 31, 2006. The cash generated from operations of $17.1 million was higher than the net income of $13.4 million due to the non-cash surplus of revaluation of convertible notes of $2.0 million and lower working capital needs resulting from better working capital management. The cash generated from operations of $13.3 million mainly reflects net income for the 9 months of $9.55 million and improvement in working capital items.

Our current facility commenced operations in 2000. With the increases in sales volume in the last couple of years, we are reaching our production capacity. We are constructing a new plant with an overall project size of $45.5 million. Phase 1 of the project involves constructing a facility capable of producing 150 tons of probiotics per annum and is estimated to cost $27.50 million, $25 million of which is expected to be paid in the second quarter of calendar year 2009 and the balance by the end of third quarter of calendar year 2009. Subsequent phases of this project will only commence when expected demands for probiotics exceed the production capacity of the Phase 1 facility.

We did not have any changes related to financing activities for the nine months ended December 31, 2008. On December 11, 2007, we issued a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date. If the Note is not converted at maturity, we will redeem the Note at a price that gives a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if the Group achieve a net income of $60 million in fiscal year 2010. Net proceeds of the Note are expected to be used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

We had cash of $64.31 million and working capital of $53.08 million as of March 31, 2008, cash of $26.99 million and working capital of $21.23 million as of March 31, 2007 and cash of $19.84 million and working capital of $10.74 million as of March 31, 2006. Cash generated from operations was $19.36 million for the fiscal year ended March 31, 2008, $10.01 million for the fiscal year ended March 31, 2007 and $6.98 million for the fiscal year ended March 31, 2006.

Our business is not capital or labor intensive. Typically, 60% of our sales take place in the second half of the fiscal year. Since our customers have historically been large distributors with which we have done business for a number of years, our cash flows from our existing business have been, and we expect them to continue to be, fairly reliable.

We had capital expenditures totaling $10.30 million for the year ended March 31, 2008, primarily on improvements to production and research facilities.  We spent $1.49 million on fixed assets in fiscal year 2007.  We had capital expenditures totaling $15.1 million in the nine months ended December 31, 2008, mainly in connection with the construction of the new plant. We spent $8.4 million on fixed assets in the nine months ended December 31, 2007 and $1.3 million on fixed assets in the nine months ended December 31, 2006.

We are expanding our sales to other cities in China through a combination of distributors and our own outlets. In this regard, we have opened 107 outlets in Shanghai and 12 other cities in China at December 31, 2008 and intend to have over 300 outlets by the end of fiscal year 2010 at an anticipated cost of approximately $7.72 million. In preparation for the opening of our retail outlets, we have repackaged a number of our existing products for sale in our outlets, and have introduced several new products which are available exclusively in our outlets. The costs of repackaging the existing products and releasing the new products are minimal and have been included in our cost of sales and selling and administrative expenses. We will continue to develop new products to strengthen our product pipeline and add to our retail outlets offerings. As our development costs mainly comprise staff costs, we do not expect that such costs will be significant.

We had net cash of $25 million generated from financing activities in fiscal year 2008. We had $2.28 million of cash flows used in financing activities for the year ended March 31, 2007 and $2.44 million of cash flows used in financing activities for the year ended March 31, 2006.  Details on our financing activities for the three fiscal years are as follows:

	Years ended March 31,
	2006	2007	2008
	$Million	$Million	$Million
CASH FLOWS FROM FINANCING ACTIVITIES
Temporary advance from shareholders	1.50		-
Repayment on temporary advance from shareholders	(1.50)		-
Advances to related parties	(1.71)		-
Cash received on advances to related parties	3.35		-
Proceeds from issuance of common stock	5.07		-
Proceeds from issue of convertible bond	2.57		25
Distributions to previous owners of the subsidiary	(6.85)		-
Payment of liquidating dividends (in form of purchase consideration) to previous owners of the subsidiary in conjunction with acquisition of subsidiary	(2.27)		-
Loan from shareholders / (repayment on loan from shareholders)	2.28	(2.28)
Payment to settle liabilities assumed in connection with reverse acquisition	(0.005)		-
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	2.44	(2.28)	25

	Nine months ended December 31,
	2007	2008
	$Million	$Million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of convertible bond	25	-
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	25	-

On December 11, 2007, we issued a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date. If the Note is not converted at maturity, we will redeem the Note at a price that gives a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if the Group achieve a net income of $60 million in fiscal year 2010. Net proceeds of the Note are being used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

Taking into account our current cash position and our anticipated cash flows from operations, we expect we will be able to meet all our funding needs in the next twelve months, including payments required to settle our contractual obligations and for our construction of our new plant. No assurance, however, can be given that our business plan will succeed. In the event that our business plan does not materialize as predicted, we may need to seek for external financing to fund our expansion plan. There can be no assurance that we will be able to raise needed capital on favorable terms, if at all. In addition, there is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds.

Inflation

We believe that inflation has not had a material impact on our results of operations for the fiscal years ended March 31, 2007, 2008 and 2009 or for the nine months ended December 31, 2009.

Seasonality

Typically, 60% of our sales take place in the second half of our fiscal year because many of our customers purchase our products to give as gifts during the Chinese festivals that occur during this time of the year. While it is still too early to tell, we expect that our bulk additive sales will not be seasonal in nature because the bulk products are purchased by food manufacturers consistently throughout the year.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our principal contractual obligations and commercial commitments over various future periods as of December 31, 2009.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations(1)	$8,465,032	$8,465,032	-	-	-
Operating Lease Obligations(1)	$456,663	$397,019	59,644	-	-
Purchase Obligations(2)	$10,306,651	$10,306,651	-	-	-
Long-term loan(3)	$25,000,000	-	$25,000,000	-	-
Others	$938,880	$616,140	$322,740	-	-
Total	$45,167,226	$19,784,842	$25,382,384	-	-

(1) See Note 8 to our consolidated financial statements in this registration statement.
(2) Estimated contractual purchases with suppliers as of December 31, 2009.
(3) See Note 10 to our consolidated financial statements in this registration statement.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including changes in foreign currency exchange rates and fair value. We do not enter into derivatives or other financial instruments for trading or speculative purposes in the normal course of business.

Foreign Currency Exchange Rate Risk

Our operations are conducted mainly in the People’s Republic of China. As such, our earnings are subject to movements in foreign currency exchange rates when transactions are denominated in RMB, which is our functional currency.

Therefore, changes in the rate of exchange between the U.S. dollar and the RMB, in which the financial statements of our operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our RMB-denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

These changes result in cumulative translation adjustments, which are included in “Accumulated other comprehensive income”, and potentially result in transaction gains or losses, which are included in our earnings.

Fair Value Risk

We record an adjustment on our convertible notes adjusting the fair value of the embedded conversion options. The change in the value of these instruments is primarily impacted by the price of our stock at the end of each reporting period. This adjustment creates a non-cash effect on our statement of operations which may have a significant impact.

Research and Development Expenditures

We have a strong research and development team supported by a technical advisory board of experts. At December 31, 2009, we have 30 staff members with Master’s degrees or PhDs. In addition to having advanced technology in bacteria culturing and protection, we also conduct research and development into complimentary technology, including genetically engineered drugs, drug delivery solutions and Chinese medicine, in an effort to formulate solutions to address specific health problems and expand our product line. We incurred research and development costs of approximately $3,229,788, $2,194,474 and $497,817 for the years ended March 31, 2009, 2008 and 2007, respectively, and approximately $894,101 and $740,175 in the three months ended December 31, 2009 and December 31, 2008, respectively.  Such research and development costs are mainly comprised of raw material costs, laboratory expenses and staff salaries in the research and development division, which were included as part of the production costs in our financial statements for such periods.

Critical Accounting Policies

Our critical accounting policies are described in the Notes to the Financial Statements included in our Annual Report filed with the SEC on Form 10-K for the fiscal year ended March 31, 2009, and this Form S-1 should be read in conjunction with that Annual Report. This MD&A discusses our consolidated financial statements for the three months and nine months ended December 31, 2009 and 2008, and for the fiscal years ended March 31, 2007, 2008 and 2009. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. In preparing these financial statements, we are required to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider accounting policies related to (a) allowance for doubtful accounts, and (b) use of estimates as applied to potential penalties for the late payment of taxes, to be critical accounting policies due to the estimation process involved in each.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers. Since our inception of business, we have never experienced any unrecoverable receivables. We have not experienced situations causing us to cast doubt on the ability of our customers to make required payments. The balance of our allowance for doubtful account has always been zero. We had trade receivables totaling $22,896,981 as of December 31, 2009, and a $117,942 for allowance for doubtful accounts. We have considered all relevant factors, including the financial conditions, affecting the payment abilities of customers comprising these receivables up to the date of this prospectus and we believe these customers are able to make required payments. We, however, cannot give assurance that these factors, including the financial conditions of these customers, will not change adversely in the future. We will continue to evaluate the ability of all our customers to make required payments. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, allowances may be required.

Use of estimates as applied to potential penalties for the late payment of taxes

Our principal operations are in the PRC. Business enterprises established in the PRC are subject to income taxes and value added taxes under PRC tax laws and regulations unless they have exemptions. We have made tax payments to the PRC tax authorities since 2005. We believe that our operations in the PRC were exempted from income taxes and value added taxes for all prior years because we had been recognized by the local government as an advanced technology enterprise. However, we have never received a written confirmation from the appropriate tax authorities for the tax exemption status of our operations in the PRC. As a result, there is no way to ascertain the position which may be taken by the relevant PRC tax authorities in the future. Accordingly, our financial statements contain full provisions for all applicable tax liabilities for all prior calendar years. Such provisions for tax liabilities will be reversed out of the financial statements at the appropriate point in the future.

According to PRC tax regulations, our overdue tax liabilities in the PRC for the calendar years prior to 2005 may be subject to potential penalties for the late payment of taxes which is calculated on the basis of 0.5 times to five times the amount of taxes payable, which amounts to from $4.9 million (if calculated based on 0.5 times of taxes payable) to $49 million (if calculated based on five times of the amount of taxes payable) as of December 31,2008 and 2009. The Group has reserved for the payment of taxes that may be owed for calendar years prior to 2005 and any associated surcharges (which are calculated at 0.05% per day on the accrued tax liabilities) in its financial statements until the matter is fully resolved. Following the adoption of FIN48 (now known as ASC 740), the Group has reserved for the surcharges payable for the fiscal year 2008 and for the three months ended June 30, 2009. We consider it is more likely than not that the associated penalty will not need to be paid.

Embedded derivatives

On December 11, 2007, the Company issued a 4% Senior Convertible Promissory Note in an amount of $25,000,000 (the “Note”) which is due on December 11, 2010. Pursuant to SFAS No. 133 (now known as ASC 816) “Accounting For Derivatives Instruments And Hedging Activities” and EITF Issue No. 00-19 (now known as ASC 815) “Accounting For Derivatives Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, the Company bifurcates the conversion options with a mandatory conversion feature (“embedded derivatives”) from the Note as the embedded derivatives are determined to be not clearly and closely related to the host contract. The embedded derivatives are recorded at fair value, mark-to-market at each reporting period, and are carried on a separate line in the balance sheet.

Recent Accounting Pronouncements

In May 2009, the FASB issued Accounting Standards Update (“ASU”) 855-10, “Subsequent Events”.  ASC 855-10 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  ASC 855-10 is applicable for interim or annual periods after June 15, 2009.  The Company adopted this amended topic effectively on July 1, 2009.  In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”.  This ASU amends FASB Codification topic 855.  The amendments in ASU 2010-09 removes the requirement in ASC 855-10 for a SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.  This ASU was effective upon issuance.  The removal of disclosure requirements in ASC 855-10 will not impact the results of operations or financial position, as it only required disclosures.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosure about Fair Value Measurements, under Topic 820, Fair Value Measurements and Disclosures”, to improve and provide new disclosures for recurring and nonrecurring fair value measurements under the three-level hierarchy of inputs for transfers in and out of Levels 1 and 2, and activity in Level 3.  This update also clarifies existing disclosures of the level of disaggregation for the classes of assets and liabilities and the disclosure about inputs and valuation techniques. ASU No. 2010-06 new disclosures and clarification of existing disclosure is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for financial statements issued for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of ASU No. 2010-06 new disclosures and clarification of existing disclosure did not have a material impact on our consolidated financial statements. The Company is currently accessing the impact, if any, of ASU No. 2010-06 disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements on our consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”, which is codified as ASC 820, “Fair Value Measurements and Disclosures”. This Update provides amendments to ASC 820-10, Fair Value Measurements and Disclosures –Overall, for the fair value measurement of liabilities. This Update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with the principles of ASC 820. The amendments in this Update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents transfer of the liability. The amendments in this Update also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the assets are required are Level 1 fair value measurements. The guidance provided in this Update was effective for the first reporting period (including interim periods) beginning after August 28, 2009. The adoption of this Update did not have a significant impact on the Company’s financial statements.

In June 2009, the FASB issued SFAS No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles”, which is codified as ASC 105 (“ASC 105”) ASC 105 establishes the “FASB Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative.  ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted ASC 105 for the quarter ending September 30, 2009. The adoption of this Statement did not have a significant impact on the Company’s consolidated financial statements.

BUSINESS

History

We were incorporated under the name Otish Resources, Inc. in Delaware in February 2003.  Prior to March 2006 we were a mineral exploration stage company specializing in acquiring and consolidating mineral properties with potential for commercial ore bodies. Although we conducted some preliminary exploration work with respect to our mineral properties, we never achieved full operations with respect to our mineral properties. We had never generated any revenue from our mineral exploration operations.

On March 22, 2006, we entered into and completed a securities exchange agreement with Sinosmart Group Inc., or SGI, and the SGI shareholders pursuant to which the SGI shareholders transferred all of the equity securities of SGI to us in exchange for the issuance of shares of our common stock. We refer to this transaction in this document as the share exchange. At the closing of the share exchange, we issued to the SGI shareholders an aggregate of 15,980,000 shares of our common stock in exchange for their shares of SGI, and SGI became our wholly-owned subsidiary. SGI owns all of the equity securities of Shanghai Shining Biotechnology Co. Ltd., or Shining. As a result of the share exchange, we are no longer a mineral exploration stage company, and SGI’s business operations become our primary operations. We are currently engaged in the research, development, production, marketing and distribution of probiotics products. These products contain live microbial food supplements which beneficially affect the host by improving its intestinal microbial balance.

SGI was incorporated in the British Virgin Islands on February 13, 2004.  On December 9, 2005, SGI incorporated a wholly-owned subsidiary, Growing State Limited, in accordance with the laws of the British Virgin Islands. On September 22, 2006, Growing State Limited established a wholly-foreign owned enterprise, Growing Bioengineering (Shanghai) Company Limited, in China.

On December 11, 2007, we sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, we entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the company’s Chief Executive Officer, Chairman, and largest shareholder, entered into a Guaranty Agreement and a Pledge Agreement, pursuant to which Mr. Song agreed to guaranty the company’s obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date subject to adjustment for subdivision or combination of our common stock and similar events. If the Note is not converted at maturity, we will redeem the Note to provide Pope with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if we achieve a net income of $60 million in fiscal year 2010. Pope Investments II LLC may declare the outstanding principal amount and any accrued but unpaid interest, calculated at a rate of 10% per annum, to be immediately due and payable upon an event of default, including non-payment of obligations under the Note, bankruptcy or insolvency, or failure to perform any covenant set forth in the Note or Investment Agreement. Pursuant to the Investment Agreement we have secured payment of our obligations under the Note with a pledge of 100% of the stock of our subsidiary, SGI, to Pope Investments II LLC.  Net proceeds of the Note are being used to fund the construction of a 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

On October 5, 2009, the Company closed an underwritten public offering of 4,600,000 shares of its common stock at a price of $15.00 per share. On October 26, 2009, an additional 690,000 shares were sold pursuant to the exercise of an over-allotment option at the same price. Net proceeds of the offering, including the over-allotment, after deducting underwriting discounts, but excluding estimated offering expenses, were approximately $75.4 million. The Company expects to use the net proceeds from the offering for general corporate purposes, including expanding its retail operations, expanding its products, acquiring additional retail outlets and for general working capital purposes. A portion of the proceeds is being used to fund Phase 2 of our 150-metric-ton-per-year bulk manufacturing facility.

Current Operations

Overview

We are engaged in the research, development, production, marketing and distribution of probiotics products, which are products that contain live microbial food supplements which beneficially affect the host by improving its intestinal microbial balance.

Our first product, Shining Essence, was approved by the Chinese Ministry of Health for production and to market as a health product in August 2000. We launched Shining Essence in Shanghai in April 2001, and it is currently our best-selling product, representing approximately 61% for the year ended March 31, 2007, 48% for the year ended March 31, 2008 and 40% of our total sales for the year ended March 31, 2009, and approximately 42% and 31% of our total sales for the three months ended December 31, 2008 and 2009, respectively.   The Health Food Association of China named Shining Essence as the best selling liver health product in 2001.

From October to December 2001, we obtained three patents for our production process, packaging design and packing equipment design. We applied those technologies in manufacturing process of all products under the “Shining” brand. In June 2004, we submitted an application for registration of a patent regarding the production of one of our products to the Intellectual Property Bureau of China. We have obtained approval for this patent, but have not yet been issued a formal certificate by the authorities.

We obtained the certifications below from TÜV Rheinland/Berlin-Brandenburg Group of Companies. Management believes that our Shanghai production plant was the first and the only production plant in China for probiotics that obtained all four certifications.

•
ISO 9001 . We obtained ISO 9001:2008 certification from TÜV Anlagentechnik GmbH in respect of our production process for its leading product, Shining Essence and will expire in January 2015. According to the American National Standards Institute, ISO 9001:2008 specifies requirements for a quality management system where an organization needs to demonstrate its ability to consistently provide product that meets customer and applicable regulatory requirements, and aims to enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable regulatory requirements. All requirements of this international standard are generic and are intended to be applicable to all organizations, regardless of type, size and product provided.

•
ISO 14001 . We obtained ISO 14001:2004 certification from TÜV Anlagentechnik GmbH in respect of our production process for our Shining Essence product, which expires in February 2013 . According to the American National Standards Institute, ISO 14001:2004 specifies requirements for an environmental management system to enable an organization to develop and implement a policy and objectives which take into account legal requirements and other requirements to which the organization subscribes, and information about significant environmental aspects. It applies to those environmental aspects that the organization identifies as those which it can control and influence. It does not itself state specific environmental performance criteria.

•
OHSAS 18001 . We obtained OHSAS 18001:1999 certification from TÜV Hong Kong Ltd in respect of our production process for our Shining Essence product, which expires in June 2012. According to BSI Management Systems - Asia, Occupational Health and Safety Assessment Series specification relates to an entity’s occupational health and safety management systems that enable organizations to control its occupational health and safety risks and improve its performance. It does not state specific occupational health and safety performance criteria, nor does it give detailed specifications for the design of a management system. OHSAS 18001 is an assessment specification developed in response to the need for companies to meet their health and safety obligations in an efficient manner.

•
HACCP . We obtained HACCP DS 3027 E:1997 certification from TÜV Anlagentechnik GmbH in respect of our production process for our Shining Essence product, which expires in July 2012. The term “HACCP” stands for Hazard Analysis Critical Control Point. The HACCP DS 3027 E:1997 standard was developed to ensure food safety among food manufacturers and their suppliers in Denmark.

Products

We currently manufacture and sell several health supplements under the “Shining” brand in the Shanghai area as set forth below. All of these products have been approved by the Ministry of Health in China and their content has been tested by the Shanghai Preventative Medicine Research Institute, which found that our products contain the quantities of bacteria specified by us. While management believes these products to be effective, their effectiveness has not been conclusively established.

Our four major products are:

•
Shining Essence - Composed of lactobacillus acidophilus and bifidobacterium bifidum, aimed at balancing the microecology of the digestive system, enhancing intestinal health and protecting and strengthening liver function;

•	Shining Signal - Composed of monascus rice and lactobacillus acidophilus, focused on reducing high blood pressure, high blood sugar level and hyperlipidemia;

•	Shining Golden Shield - Composed of bifidobacterium adolescentis and lentinusedodes, focused on enhancing the body’s immune system; and

•	Shining Energy - Composed of Vitamin C, L. Arginine, and other amino acids, aimed at promoting the development of brain cells and enhancing alertness and energy.

In addition, in March 2006, we opened our first retail outlet in Shanghai and launched the following products in the market:

•
Shining Beauty Essence - Composed of soy bean isoflavones and pueraria lobata p extracts, aimed at increasing bone mineral density of elderly people and reducing negative health effects associated with the aging process;

•	Shining Companion Bifidus Factor Granule - Composed of bifidus, focused on enhancing the growth of bifidus in the human body and enhancing intestinal health;

•	Shining Stomach Protection Capsules - Composed of lactobacillus acidophilus, aimed at protecting stomach walls and improving the digestive system;

•	Shining Sicanel Capsules - Composed of lactobacillus acidophilus, focused on reducing hyperlipidemia, or excess levels of fats in the blood; and

•	Shining Golden Shield (kids version) - Composed of bifido bacterium adolescentis and lentinusedodes, focused on enhancing the body’s immune system.

We intend to continue to develop new products to strengthen our product pipeline so that we may offer an array of products for sale in the market.

Business prospects

Leveraging on what our management believes are our technical competence, cost efficiencies and highly recognized brand, our management expects to achieve significant growth through:

•
the introduction of bulk additives products  - We are expanding into the bulk additive business for functional foods through our 150-ton capacity plant, which commenced production in February 2010. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 tons of probiotics per annum, will cost $27.50 million. Phase 2 of this project, which commenced in December 2009, is expected to cost $18 million. The construction cost of Phase 1 of the plant is being funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business-History”. The construction cost of Phase 2 of the plant will be funded by cash received from the public offering of our common stock in October 2009 as disclosed in “Business — History”;

•
the geographical expansion of its retail sales through direct sales and traditional sales channels  - We intend to expand the sale of our products to the other metropolitan cities in China through a combination of the traditional distribution channels and dedicated Shining outlets. From March 2006, when we opened our first outlet in Shanghai, we have a total of 111 outlets as of December 31, 2009. About three quarters of these outlets are located in Shanghai and the rest are located in 12 other cities in China; and

•
the development of new products  - We plan to continue to develop new products aimed at improving the general health conditions of humans, enhancing their immune system and reducing health problems. We are also in the process of developing new products to strengthen our product pipeline so that we may offer an array of products for sale in the Shining outlets.

Industry overview and market condition

Probiotics

We manufacture and sell probiotics. Most probiotics are bacteria based and naturally exist in the human body in the lower intestinal tract. The introduction of “helpful” bacteria and other organisms may aid in preventative fights against infection and improve digestion, especially with respect to dairy products.

Probiotics generally have a very short life-span. Water, acid and oxygen are harmful to probiotics and most die or cease to function after a short period of time after extraction from the source. A reduction of these naturally-occurring organisms due to poor eating habits, stress, or the use of antibiotic drugs or other factors may disrupt the natural equilibrium of the body and could lead to a variety of abdominal ailments and an overall decrease in the function of the immune system.  Based on information available on the website www.usprobiotics.org , a non-profit research and education website sponsored by the California Dairy Research Foundation and Dairy & Food Culture Technologies, researchers are also studying potential links between low probiotics microbial levels and hypertension, certain types of cancer, high cholesterol, and allergies (to access this information, click on the Section “Probiotics Basics,” and then click on the Section “Health Effects of Probiotics.” Subsections of “Health Effects of Probiotics” include “hypertension,” “cancer,” “elevated blood cholesterol” and “allergy.”)

China market

China has very limited capacity to produce probiotics.

We believe that demand for probiotics and functional foods in China will continue to increase in the forseeable future. We believe that China lacks manufacturing capabilities of bulk additives in a scale necessary to support the functional foods industry. This has forced processed food producers to either import most of their probiotics or produce finished products abroad and re-import the final product. We believe this creates significant inefficiencies in both cost and probiotics efficacy, as some bacteria die during transport.

Demands for functional food products are expected to grow significantly.

As the discretionary income and health-consciousness of the average Chinese consumer increase, we expect the demand for functional foods and dietary supplements to increase. We believe that the demand for functional foods and dietary supplements will be further bolstered by the stated commitment of the Chinese government to reduce the use of antibiotics and promote the use of probiotics and other preventative measures.

Curtailment of the use of antibiotics may stimulate demand for probiotics.

According to two Chinese newspaper articles entitled “80,000 people in China die from inappropriate use of antibiotics each year, children suffer the most,” published in Xin Kuai Bao dated December 12, 2003 available in Chinese at http://info.china.alibaba.com/news/detail/v8-d5779326.html under “News/Detail”), and “How many people die from inappropriate use of antibiotics in China each year?,” published on 19 July 2005 by Bio Information Net (available in Chinese at www.bio168.com/news/200507/46448F8BBO5D.html under “Homepage/News/Main Text of the News”), China has the highest per capita consumption of antibiotics in the world. In 2000, the World Health Organization cautioned that “superdiseases” are being created by the overuse of antibiotics. In order to stem the tide of these drug resistant strains, many nations have taken steps to limit the use of antibiotic drugs. In July 2004, the Chinese government took an active role in the fight against the overuse of antibiotics by requiring prescriptions for these drugs. To further reduce the use of antibiotics, the Chinese government has slashed the retail price of antibiotics by 60%, so that it is no longer profitable for a large number of antibiotics manufacturers to continue to manufacture such products. This resulted in a marked increase in the use of other products to not only treat existing infections but prevent infections from occurring. In addition, on May 20, 2005 (effective July 1, 2005) the State Food and Drug Administration (reference no. Guo Shi Yao Jian Zhu (2005) no. 202) issued a notice acknowledging that probiotics are beneficial for human health and also introduced guidelines for regulating manufacturers of probiotics products and registration of probiotics products with the State Food and Drug Administration.

Demand for dairy product additives is expected to increase significantly.

The demand for functional foods and foods that use probiotic supplements is growing at a significant rate. According to AC Nielsen (article available at http://cn.en.acnielsen.com/news/20050916.shtml), yogurt and yogurt drinks are the fastest growing products in the food products segment in China, with sales increasing by 38% in 2004 alone. Sales of infant formula grew 23% in the same year. Moreover, according to statements made by the Nutrition Development Centre of National Development and Reform Commission in China, effective April 1, 2007, probiotics are added to baby milk powders produced in China. The relevant regulations are expected to be announced at a later date. These factors translate into significant growth in demands in China for live bacteria as food addictives.

Business strategies

Leveraging on what our management believes are our technical competence, cost efficiencies and highly recognized brand, our management expects to achieve significant growth through:

•	the introduction of bulk additives products;

•	the geographic expansion of our retail sales through direct sales and traditional sales channels; and

•	the development of new products.

Bulk market

Most probiotics used for the manufacture of yogurt, milk powder products and food preservatives are currently imported. However, we believe imported probiotics are generally more expensive and are of lower quality as most bacteria die during transport. In addition, according to statements made by the Nutrition Development Centre of National Development and Reform Commission in China, on April 1, 2007, probiotics must be added to baby milk powders and other products produced in China. The relevant regulations will be implemented at a later date. We are expanding into the bulk additive business for functional foods through the completion of our 150-ton capacity plant, which commenced production in February 2010. Management estimates that Phase 1 of the project, which involved constructing a facility capable of producing 150 tons of probiotics per year, will cost $27.50 million. Phase 2 of this project, which commenced in December 2009, is expected to cost $18 million. The construction cost of Phase 1 of the plant is being funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business-History”. The construction cost of Phase 2 of the plant will be funded by cash received from the public offering of our common stock in October 2009 as disclosed in “Business — History”.

Geographic expansion and direct sales

We sell our products solely in Greater Shanghai through distributors. Over the past five years, we believe we have firmly established ourselves in Shanghai as the leading supplier and manufacturer of probiotics products. We now intend to expand the sale of our products to the other metropolitan cities in China through a combination of the traditional distribution channels and dedicated Shining outlets.

We opened the first Shining retail outlet in Shanghai in March 2006. We have repackaged our products for sale in our outlets, and have introduced several new products which are sold exclusively in our outlets. As at December 31, 2009, we have opened 111 outlets in Shanghai and 12 other cities in China.

In preparation for the opening of additional retail outlets, we have also been actively recruiting and training retail sales staff since the beginning of 2006. We have already successfully recruited a number of very experienced sales professionals and have trained a pool of sales staff. We have also designed and implemented control systems to manage this new business.

We continue to survey cities in China to assess and select suitable locations for new outlets.  As part of our strategy, we will also consider licensing franchisees to operate retail outlets in due course. We intend to finance the costs of our business expansion by our internal working capital.

  Introduction of new products

In connection with the opening of our first Shining store, we launched several new products under the Shining brand. We currently have regulatory approval to produce 41 products that can be marketed under the Shining brand. We plan to develop new products to strengthen our product pipeline so that we may offer an array of products for sale in the Shining outlets.

Our Business Prospects

Growth potential from geographic expansion leveraging on the Shining brand.

We have experienced rapid sales growth of our products through retail sales in the Greater Shanghai area under our “Shining” brand. Management believes that the “Shining” brand is one of the most recognized health supplement brands in Shanghai. We plan to expand the sales of our retail products to the other major metropolitan cities in China such as Changchun and Jilin. Given our high gross margin and low overhead structure, management anticipates that distribution in these areas could be profitable, assuming there is sufficient demand. Expansion of retail sales is also a key component of the marketing of our food additives. We intend to co-brand with food producers allowing consumers to identify food products that use our additives as high quality and beneficial. We require our “Shining” logo to be incorporated in the packaging of products manufactured by food producers which contain probiotics additives supplied by us. We have already entered into agreements with 11 food producers for use of our products as food additives.

Significant potential from the new bulk business (yogurt).

Live bacteria are essential to the formulation of yogurt and yogurt -based drinks. Yogurt and yogurt drinks were the fastest growing food product segments in China in 2004 according to AC Nielsen. Yogurt producers in China currently import most of their probiotics additives. We believe that importation of probiotics is costly and a portion of the effective ingredient (bacteria) dies during transportation. Our new plant is intended for bulk manufacturing of probiotics for use as food additives for foods such as yogurt and yogurt drinks.

Significant potential from the new bulk business (milk powder).

Manufacturers have begun to add probiotics to infant formula and milk powders to facilitate and improve digestion and absorption as well as strengthen the immune system of infants. Currently, infant formula made in China by some multinational companies such as Nestle and Mead Johnson already use imported probiotics produced by Rodia SA and Chr. Hansen and other producers in their products. According to statements made by the Nutrition Development Centre of National Development and Reform Commission in China, effective April 1, 2007, probiotics are added to baby milk powders produced in China. Relevant regulations are expected to be announced at a later date. Currently, management believes there is no manufacturing facility in China that can meet the demand for probiotics if this requirement was imposed. Once our new plant is operating, we believe we will be well positioned to capture this significant new demand for probiotics.

In 2008, milk samples (including samples of infant formula) from several Chinese dairy companies, including the three largest producers, were found to have been tainted with melamine, an industrial chemical. In September 2008, China’s State Council, officiated by Premier Wen Jiabao, elected to take steps to conduct comprehensive testing of dairy products and carry out other industry reforms. Although sales of Chinese dairy products have fallen significantly as a result of the melamine scandal, there has not been a significant impact on our business to date as our current sales to the dairy industry are minimal. We believe that the strengthening of product quality and testing standards in the dairy industry are a positive development for domestic suppliers that operate to high international standards. We are engaged in discussion and qualification processes with several large global suppliers of infant formula and dairy products to the China market, and believe that we are well-positioned to benefit as more stringent requirements are implemented in the industry. We are also in discussions with a number of suppliers of bakery, dairy and pharmaceutical products in preparation for the opening of our new plant. Therefore, although the full scope of the melamine problem remains unknown, we do not foresee that it will have a material negative effect on our business and results of operations.

Advanced technology provides product quality advantages.

We believe our proprietary production technology gives us the following competitive advantages:

•	Product shelf life - Our proprietary technology helps to protect the live bacteria in probiotics and allows a survival rate of 70% two years after manufacture.

•	Concentration - The concentration of active ingredients we produce is over 100 times that of the minimum governmental standards in China.

•	Human compatibility - The probiotics we produce originate from organisms cultured from human sources, reducing the risk that the active ingredients will be rejected by the human body.

  Strong revenue and profit growth.

Our probiotics products have generated strong sales and profit growth during the past two years, and have generated sufficient cash flow to finance our operations. Sales of our probiotics products increased 28% to $54.2 in fiscal year 2009 from $42.3 million in fiscal year 2008 which was an 38% increase from $30.6 million in fiscal year 2007. Similarly, income before taxes increased from $15.1 million in fiscal year 2007 to $22.5 million in fiscal year 2008 to $25.1 million in fiscal year 2009. Excluding the $3.4 million gain in 2008 and the $3.1 million gain in 2009 arising from the revaluation of the conversion option embedded in the convertible notes issued in December 2007 included in other income, income before taxes increased by 15.2% from 2008 to 2009, and 26.5% from 2007 to 2008.  Sales of our probiotics products increased 44% to $56 million in the nine months ended December 31, 2009 from $39 million in the nine months ended December 31, 2008 and 34% to $39 million in the nine months ended December 31, 2008 from $29 million in the nine months ended December 31, 2007. Income before taxes maintained at $18 million in the first nine months of fiscal year 2010 and $18 million in the first nine months of fiscal year 2009 and increased to $18 million in the first nine months of fiscal year 2009 from $13 million in the first nine months of 2008.

Production

We use microecology technologies to produce the live bacteria which are the active ingredients of our probiotics. We use a multi-stage fermentation process under a strictly controlled environment using our proprietary technology. Solid bacteria are then extracted and stored using controlled freeze drying methods. Prior to sale to our customers, we transform the solid bacteria into capsule form and place it in sealed double aluminum packaging using our patented equipment.

We have registered the following patents in China:

•	High Quality Microecologics and Microencapsulation Technology (patent registration number ZL 01 1 09063.4), which increases the vitality rate, maintaining large quantities of active bacterium;

•
Nutrition Gas Injection Capability and Double Aluminum Packaging Machine (patent registration number ZL 01 2 04515.2), which enables the probiotics bacterium to retain their vitality for two years and better resist gastric acid;

•	Packaging for Shining Essence (patent registration number ZL 01 3 01526.5); and

•	Blood Cholesterol Reduction Agent (patent registration number ZL 2004 1 0025139.8)

In 2008 and 2009, we submitted eight applications for registration of patents regarding the production of our products to the Intellectual Property Bureau of China. The applications are all pending final approval and the issuance of formal certificates.

Our management believes that we enjoy the following competitive advantages in utilizing such microecologics technology in our production process:

•	We use advanced fermentation, bacteria extraction and microencapsulation technology to produce our products, which increases our output and reduces our costs.

•
Since probiotics are phobic to water, acid and oxygen, their life span is extremely short. We use technology that significantly extends the survival rate of the bacteria and, as a result, our products have a survival rate of two years from manufacturing at room temperature.

•
According to rules governing live bacteria products in China, which took effect in 2001, such products need to maintain out concentrations of live bacteria at a level of 10 6 /g within their stated effective period. Our products maintain a 10 8 /g concentration of live bacteria during their stated effective period. This concentration level is also over 200 times higher than the current commonly accepted international standard.

•
Most probiotic producers extract their bacteria base from animals. The probiotics we produce originate from organisms cultured from human sources to reduce the risk that the active ingredients will be rejected by the human body.

Distribution

We sell our products mainly in the greater Shanghai area, mainly to large distributors who then sell them through their networks to supermarkets, hypermarkets, such as Wal-Mart, and drug stores. As of December 31, 2009, we had 20 distributors located in Shanghai, Jiangxu, Zhejiang and Hong Kong. At December 2009, we had 111 Shining branded outlets in Shanghai and 12 other major cities in China. We have been hiring consultants who have many years of experience in the direct selling industry to facilitate the development of new Shining brand outlets. We also are creating a “Community Network” through which we continuously provide training and seminars to educate the public about becoming more health conscious and about the benefits of probiotics and the Shining products. We believe that this approach has many advantages:

•
The promotion and sale of probiotics products has historically been most effective through word-of-mouth marketing. We believe that the use of Community Network will provide an additional channel to educate the public about the benefits of probiotics and to provide advice on health related matters.

•
We believe that the use of Community Network to market and sell our products will be cost effective compared with the traditional advertising and selling through distributors, and that it should increase our profit margin.

•
We believe that Community Network will attract a group of health conscious individuals in the community who can share health and product related experiences. This is expected to enhance customer loyalty and encourage recurring sales.

•	We expect that each Shining outlet will employ a combination of employees and agents. The agents will be remunerated mainly on a commission basis, which will minimize our fixed overhead costs.

•
We believe that the Shining brand stores and Community Network will increase brand awareness within the community, which will facilitate the marketing of bulk additives products using the Shining brand.

Customers

We have two different types of customers, consumers and food product manufacturers. Food product manufacturers include yogurt and milk powder producers and animal feed manufacturers. Consumers are primarily individuals in major metropolitan areas who are middle aged or above having middle to higher income levels. We believe that these individuals are becoming increasingly health-conscious and as their income levels increase, they spend more on health related products such as probiotic products. We have historically reached consumers by selling our products to large distributors, who then sell them through their networks to supermarkets, hypermarkets, such as Wal-Mart, and drug stores, where they are purchased by consumers. At December 31, 2009, we had 111 Shining branded outlets in Shanghai and 12 other major cities in China where we sell our products directly to the end users. We believe owning distribution channels and having direct access to the end users will become a significant entry barrier in the future. For the years ended March 31, 2009 and 2008, there is one customer, Shanghai Lian Hua Quik Convenience Store Limited, that accounted for 11.5% and 14.2% respectively, of our sales revenue. Shanghai Lian Hua Quik Convenience Store Limited is an independent third party. For the year ended March 31, 2007, no single customer accounted for 10% of our total sales.

Backlog

We do not have any material backlog. Due to our limited capacity, we sell our products on a spot-basis as orders are made. We currently do not have any long-term sales orders with our customers.

Seasonality

Typically, 60% of our sales take place in the second half of our fiscal year because many of our customers purchase our products to give as gifts during the Chinese festivals that occur during this time of the year. While it is still too early to tell, we expect that our bulk additive sales will not be seasonal in nature because the bulk products are purchased by food manufacturers consistently throughout the year.

Marketing and Advertising

We promote our products through the media by placing advertisements in newspapers and magazines and on television in China. From time to time, we also sponsor charitable events to increase public awareness of the benefits of our health products.

  Competition

We believe that we are well-positioned to compete in the Chinese pharmaceutical and nutraceutical market with our proprietary technology, strong brand, diverse product portfolio, research and development capabilities, established sales and service network, and favorable cost structure.  Other factors affecting competitive conditions in the Chinese pharmaceutical and nutraceutical market are managerial and technological expertise, the ability to identify and exploit commercially viable products, time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing.

Our primary competitors in the Chinese domestic probiotics market are two Chinese companies, Shanghai Jiaoda Onlly Co. Ltd. and Shanghai Pharmaceutical Group Co. Ltd. – SINE Pharmaceutical Co. Ltd. and one Japanese company, Morishita Jintan Co. Ltd.  These competitors produce similar probiotics products and have similar market shares to ours in the Chinese domestic market.  In addition to these primary competitors, there are approximately four other domestic competitors that compete with us in the Chinese market.

With respect to the bulk additives market, we believe that our competition will come mainly from large overseas producers and food importers that produce their own supplements. Our management believes that we are well-positioned to compete in the bulk additives market based on the high quality of our products, our favorable cost structure, our time-to-market in the domestic market and our established sales and service network.  We are directing efforts toward encouraging customers to switch from imported bacteria to our products as additives for the production of yogurt, sour milk and other food products.

Research and Development

We have a strong research and development team supported by a technical advisory board of experts. At December 31, 2009, we have 30 staff members with Masters degrees or PhDs. In addition to having advanced technology in bacteria culturing and protection, we also conduct research and development into complimentary technology, including genetically engineered drugs, drug delivery solutions and Chinese medicine, in an effort to formulate solutions to address specific health problems and expand our product line. We incurred research and development costs of approximately $3,229,788, $2,194,474 and $497,817 for the years ended March 31, 2009, 2008 and 2007, respectively. Such research and development costs are mainly comprised of raw material costs, laboratory expenses and staff salaries in the research and development division, which were included as part of the production costs in our financial statements for such periods.

Government Regulation

Food Business

Laws and regulations governing our business include the following: the Law on the Food Conditions of the PRC promulgated and enforced on October 30, 1995, the Administrative Rules for Healthy Food promulgated by the Ministry of Health, or MOH, on March 15, 1996 and enforced on June 1, 1996, the Notice of Circulating the Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food  and its appendixes-Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food, and List of Good-Live-Bacteria Applicable for Healthy Food, which are promulgated by the MOH and enforced on March 23, 2001, and the Administration Rules for the Registration of Healthy Food (experimental) promulgated by the State Food and Drug Administration, or SFDA, on April 30, 2005 and enforced on July 1, 2005.

The previous governing authority of healthy food was the MOH. Since the General Office of the State Council of the PRC promulgated the Regulations on the Internal Organizations and Staff Schedule of the State Food and Drug Administration on April 25, 2003, the responsibility of approving healthy food of MOH has been assigned to the SFDA. The SFDA is a direct subordinate authority under the State Council and its responsibilities are generally supervising the safety control of food, healthy food and cosmetics, and supervising drugs.

Pursuant to the Law on the Food Conditions of the PRC, a food manufacturing or other food-related enterprise may not engage in any food manufacturing or other food-related business until it obtains a Health License issued by the competent health administration. While using a new resource in manufacturing food, before the formal production, the company must apply for an approval in accordance with applicable standard food condition application procedures, and obtain a New Food and Food-used Products Health Approval.

Pursuant to the Administrative Rules for Healthy Food, the MOH applied an approval system for healthy food. Any food claiming to have health care functions was required to be inspected and confirmed by the MOH, which would issue a Certificate of Healthy Food upon a successful inspection. After the Administration Rules for the Registration of Healthy Food were enacted, SFDA will make an integral appraisal and inspection of the safety, effectiveness, quality control and the label and introduction of the healthy food. If permitted, the SFDA will issue an Approval Certificate of Native Healthy Food, which is valid for five years.

Pursuant to the Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food, an enterprise using good-live-bacteria in manufacturing healthy food must satisfy the following requirements:  form a Good Manufacturing Practice (GMP) and a step-by-step Hazard Analysis Critical Control Point (HACCP) quality control system; possess a pilot scale experiment manufacturing scale (at least 500 cubic liters), and submit its pilot scale experiment products for approval; have special plants or workshop, specific manufacturing equipment and devices, a good-live-bacteria lab, special staffs looking after the bacteria under the supervision of experts with at least middle level expert title, and specific technical rules and procedures. In addition, these Rules require that good-live-bacterial healthy food must maintain its active bacteria population at more than 10 6 cfu/ml during its storage term.

Pursuant to the List of Good-Live-Bacteria Applicable for Healthy Food, nine good-live-bacteria can be used in healthy food, including Bifidobacterium bifidum, B.infantis, B.longum, B.breve, B.adolescentis, Lactobacillus.bulgaricus, L.acidophilus, L.Casei subsp.casei, and Streptococcus thermophilus.

  Intellectual Property

The tables below set forth the trademarks and patents that we have registered in China. The trademarks were granted by the Trademark Office of State Administration of Industry and Commerce of the People’s Republic of China and the patents were granted by the State Intellectual Property Administration Office of the People’s Republic of China. Each of these trademarks and patents is enforceable only within China.

Trademarks

Description	Registration No.	Class	Term
Logo of Shanghai Shining Biotechnology Co. Ltd. and device	1610780	30	July 28, 2001 to July 27, 2011

Shining	1675162	30	November 28, 2001 to November 27, 2011

“Shining Essence”	1675163	30	November 28, 2001 to November 27, 2011

Device containing 2 cartoon figures	3304485	30	January 21, 2004 to January 20, 2014

Four Chinese characters “益生有益” (translation: “Pro-biotics are beneficial”)	5227367	30	March 28, 2009 to March 27, 2019

Five Chinese characters “双金有益菌” (translation: “Shining beneficial bacteria”)	4095567	30	October 14, 2006 to October 13, 2016

Patents

Type	Patent No	Term
High Quality Microecologics and Microencapsulation Technology	ZL 01 1 09063.4	February 28, 2001 to February 27, 2011

Nutrition Gas Injection Capability and Double Aluminum Packaging Machine	ZL 01 2 04515.2	February 28, 2001 to February 27, 2011

Packaging for Shining Essence	ZL 01 3 01526.5	February 28, 2001 to February 27, 2011

Blood Cholesterol Reduction Agent	ZL 2004 1 0025139.8	June 11, 2004 to June 10, 2014

Pursuant to the Patent Law of the PRC and its implementation rules amended on August 25, 2000, Chinese laws protect the following three kinds of patents: patent for invention, patent for utility model and patent for design. The State Bureau of Intellectual Property is responsible for the management of patents in China, accepting and reviewing patent applications and granting patents pursuant to laws and regulations. Any invention or utility model for which patent right may be granted must possess novelty, inventiveness and practical applicability. Any design for which patent right may be granted must neither be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, nor conflict with legal rights of any third party obtained before. The protection period of patent for invention is 20 years and the protection period of patent for utility model or design is 10 years, both calculating from the application date.

Under the Patent Law of the PRC, we may enforce our rights attached to the registered patents against the infringer by applying to the relevant governing authorities for an injunction. We may also apply to the People’s Court for an order of specific performance which prohibits any third parties from using the registered patents. The relevant governing authorities may also impose a fine up to three times the profits made by the infringer from the unauthorized use of the registered patents or a fixed fine up to RMB50,000 for cases which the infringer has not earned any profits from such unauthorized uses.

Pursuant to the Trademark Law of PRC and its implementation rules amended on October 27, 2001, a registered capital may refer to a trademark registered with the Trademark Bureau, including products, service trademark and collective trademark, attest trademark; the trademark owner shall have exclusive rights of using the trademark, under the protection of laws. The exclusive rights of using the trademark is limited within the registered trademark and the registered products on which the trademark can be used. The Trademark Bureau of the State Administration for Industry and Commerce is responsible for managing the trademark registration and administration throughout the PRC. The protection period of registered trademark is ten years from the registration date.

Taxation and Local Governmental Support

Income tax of a foreign-invested enterprise in China is principally governed by the Law on the Income Tax of Foreign-invested Enterprises and Foreign Enterprises of the PRC and its implementation rules promulgated and enforced on July 1, 1991. Pursuant to those law and regulations, the corporate income tax rate of a foreign-invested enterprise is 30%, and the local income tax rate is 3%. However, foreign-invested enterprises which are located in certain areas or satisfy certain qualifications are entitled to a corporate income tax exemption or deduction. For instance, a manufacturing foreign-invested enterprise established in Pudong District, Shanghai, is entitled to pay its corporate income tax at a reduced tax rate of 15%. In addition, a manufacturing foreign-invested enterprise, with a business term in excess of 10 years, is entitled to a two-year corporate income tax exemption calculating from its first profitable year, and for the following three years, such foreign-invested enterprise is entitled to a half deduction of its applicable corporate income tax rate. From January 1, 2008, the income tax rate is expected to gradually increase to the standard rate of 25% over a five-year transition period. However, the New Corporate Tax Law has not set out the details as to how the existing preferential tax rate will gradually increase to the standard rate of 25%.

Foreign Exchange

Foreign exchange in China is principally governed by the PRC Foreign Exchange Control Regulations promulgated by the State Council and enforced on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment promulgated by the State Council and enforced on July 1, 1996. Under these regulations, upon payment of the applicable taxes, foreign-invested enterprises may convert the dividends they received in Renminbi into foreign currencies and remit such amounts outside China through their foreign exchange bank accounts.

If a foreign-invested enterprise needs foreign exchange transaction services in relation to the current account item, it may make such payment through its foreign exchange account or make an exchange and payment at one of the designated foreign exchange banks by providing applicable receipts and certificates, and without an approval from the State Administration of Foreign Exchange, or SAFE. If a foreign-invested enterprise distributes dividends to its shareholders, it will be deemed as foreign exchange transaction services in relation to the current account item, therefore, as long as it provides the board resolutions and other documents authorizing the distribution of dividends, it may make such payment through its foreign exchange account or make an exchange and payment at one of the designated foreign exchange banks.

Notwithstanding the above, foreign exchange conversion matters under the capital account item are still subject to regulatory restrictions, and a prior approval from SAFE or its relevant branches is required before conversion between Renminbi and other foreign currencies.

Facilities

We do not own any real estate. We conduct our operations from a leased facility in Pudong, Shanghai. Pursuant to our lease for this facility, which expires on October 19, 2011, we pay annual rent of RMB507,532, payable in monthly installments of RMB42,294. This facility, which includes a level 100,000 clean room and a level 10,000 clean room, houses our office space manufacturing facilities and warehouse. The maximum current production capacity at this location is approximately 3.5 million capsules per month. We have received ISO 9001, ISO 14001, OHSAS 18001 and HACCP certifications for this facility.   See “Business—Current Operations—Overview” for further information with respect to these certifications.

We are constructing a bulk manufacturing facility that will have an initial capacity of 150 tons per year of bulk product with room for expansion to 300 tons per year based on market demand. Management estimates that Phase 1 of the project, which involves constructing a facility capable of producing 150 ton probiotics per annum, will cost $27.5 million. Phase 2 of this project, which commenced in December 2009, is expected to cost $18 million. The construction cost of Phase 1 of the plant is being funded by cash received from the sale of convertible promissory notes to Pope Investments II LLC on December 11, 2007 as disclosed in “Business-History”. The construction cost of Phase 2 of the plant will be funded by cash received from the public offering of our common stock in October 2009 as disclosed in “Business — History”.

On March 21, 2006, Growing State, our subsidiary, entered into an agreement with Shanghai Qingpu Industrial Park District Development (Group) Company Limited for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District on which we are constructing this plant. The agreement provides for the payment of leasing fees of approximately $2.1 million, 10% of which we paid on April 11, 2006 as a deposit, to be refunded upon payment in full of the aggregate lease amount. The Qingpu People’s Republic Government issued its formal confirmation of the land use right necessary for the plant construction on November 30, 2007 and confirmed the leasing fee of $1,777,680 (reduced from $2.1 million because the size of the leased land was reduced to 36,075 square meters) and a refundable land deposit of $210,083. We paid the leasing fee on December 28, 2007.  In February 2009, the refundable land deposit was fully refunded the formal land use right certificate was issued. There are no future lease payments under this land lease.

Employees

As at December 31, 2009, we had 497 staff and employees.   The following table summarizes the functional distribution of our employees:

Department	Headcount
Management and Administrative	14
Sales and Marketing	52
Retail Outlet	222
Research and Development	32
Production	109
Finance and Accounting	6
New Plant	62
Total	497

All of these employees were full-time. We do not have any payment obligations for any retirees and are not currently retaining any contractors.

According to Article 10, Trade Union Law of the People’s Republic of China an enterprise, public institutions or government organs with 25 or more members must establish a basic-level trade union committee. However, a union is established only if it is voluntarily formed by the employees. We currently do not have a trade union.

Legal Proceedings

We have not been involved in any material litigation or claims arising from our ordinary course of business. We are not aware of any material potential litigation or claims against us which would have a material adverse effect upon our results of operations or financial condition.

MANAGEMENT

Directors, Executive Officers and Key Employees and Advisors

The following is a summary of the business experience of our executive officers and directors:

Mr. Song Jinan , age 47, has been Chief Executive Officer, President, Treasurer and Secretary since March 2006, when he was also appointed to the board of directors. His current term as director expires with 2009 annual meeting. Mr. Song was one of the founders of Shining in 1999, and has been the principal executive officer of Shining since inception. Prior to founding Shining, Mr. Song served as the chief engineer of Sai Bao Bio-Chemical Manufacturing Corporation. Mr. Song received his Bachelor’s Degree in Polymers from the University of Hei Long Jiang and his Master’s degree in Politics and Economics from Habin Industrial University.

Dr. Chin Ji Wei , age 52, has been a director since January 2007 and his current term expires with the 2009 annual meeting. Dr. Chin has over 20 years of academic experience as a lecturer and researcher in the field of horticulture, where he has been focused on the areas of efficient agriculture industry and food safety. Dr. Chin has served as a Vice Principal, professor, and lecturer at Northeast Agricultural University in China since 1999. From 1985 to 1995, Dr. Chin served as a Researcher at the Northeast Agricultural University and the Northeast Agricultural Institute. Dr. Chin has Bachelors, Masters, and Doctorate degrees, all from Northeast Agricultural University.

Dr. Du Wen Min , age 41, has been a director since January 2007 and his current term expires with the 2009 annual meeting. Dr. Du has served as the Deputy Director in charge of the Centre for Adverse Drug Reactions in Shanghai since 2001. The centre was established in June 2001 as a technology unit governed by The Shanghai Food and Drug Authority. Dr. Du has also served as the Vice Chairman of Evaluation of Pharmacology & Clinical Pharmacy in Shanghai, China, and the Vice Chairman at the Centre for the Study of Liver Disease in Shanghai, China since 2006. Dr. Du has Bachelors and Masters degrees from Shanxi Medical University and a Doctorate in Medicine from Fudan University.

Mr. Simon Yick , age 51, has been a director since January 2007 and his current term expires with the 2009 annual meeting. Mr. Yick has over 25 years experience in corporate finance, direct investment and auditing. From March 2002 to January 2004, Mr. Yick worked as an Executive Director of Kingsway Capital Ltd.   Mr. Yick has served as the managing director at Sinovest Capital Ltd., which makes direct investments, is involved with merger & acquisition activities, and operates a full service consultancy business for both Hong Kong and PRC enterprises, since 2004. His experience includes working for Ernst & Young in London and Hong Kong, in addition to holding senior positions at multiple U.S., Taiwan, and Hong Kong based investment banking firms in Hong Kong. In addition, he is currently an independent non-executive director and chairman of the audit committee for three Hong Kong listed companies and a fellow member of both the Chartered Association of the Certified Accountants in UK and the Hong Kong Institute of Certified Public Accountants.

Mr. Travis Cai , age 38, has been Chief Financial Officer since January 22, 2010. Mr. Cai previously served as Vice President of Finance at A-Power Energy Generation Systems Ltd. (Nasdaq: APWR) from 2009 to January 2010, Director of Finance and Assistant to President at Vimicro Corp. (Nasdaq: VIMC) from 2007 to 2009, Director of Investment at Tsing Capital in 2006, and Financial Analyst at Spinnaker Partners and WDC Financial from 2001 to 2005. Mr. Cai holds a Master of Science degree in Information Systems from the Stern School of Business at New York University and a Bachelor of Science degree in Material Science & Engineering from Tsinghua University in Beijing, China. Mr. Cai is also certified as a Financial Risk Manager by the Global Association of Risk Professionals.

  In addition, we have a strong management team with significant experience in our industry. We also have a technical advisory panel comprising a group of experts from different fields of live sciences, including genetics, microecologics, biochemistry and molecular materials, to advise on our product research and development. Mr. Song Jinan is a member of the technical advisory panel. Biographical details of the other key employee not included above are set out below:

Ms. Yan Yihong , age 46, is the chief administration officer (assistant to the general manager) of Shining. Ms. Yan has served as a director of Shining since 1999. She was appointed as the chief administration officer in 2004. During the past five years, Ms. Yan has been an employee of Shining in various capacities and has, among other things, participated in formulating the company’s development plans, implemented the company’s internal control procedures and represented the company in business negotiations with relevant government authorities and other external parties.

Board Structure and Composition

Our board of directors currently consists of four members: Mr. Song Jinan, Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick.  Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick are independent directors under the independence definitions established by the SEC, the American Stock Exchange and NASDAQ.

On May 28, 2008, we established an audit committee of the board of directors (the “Audit Committee”). The members of the Audit Committee are Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick. Mr. Simon Yick serves as the initial chairperson of the Audit Committee. Our board of directors has determined that Mr. Simon Yick qualifies as an audit committee financial expert and is an independent director under the independence definitions established by the SEC, the American Stock Exchange and NASDAQ.

On May 28, 2008, we also established a nominating committee (the “Nominating Committee”) and a compensation committee (the “Compensation Committee”) of the board of directors. The members of the Nominating Committee are Mr. Song Jinan, Dr. Chin Ji Wei and Dr. Du Wen Min. Mr. Song serves as the chairperson of the Nominating Committee. The members of the Compensation Committee are Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick. Dr. Du Wen Min serves as the chairperson of the Compensation Committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers, and employees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our compensation program is designed to attract and retain employees and reward them for their efforts toward helping us achieve both long-term and short-term goals. Compensation for our executive officers is set based on relevant factors, such as:

•	The short-term and long-term performance of the company;
•	The performance of the executive officers in light of relevant corporate goals and objectives;
•	Executive compensation levels at comparable companies; and
•	The recommendations of our Chief Executive Officer.

Base salaries are reviewed annually and adjustments are made to reflect performance-based factors, such as the individual performance of the executive officer and the financial performance of the Company, as well as competitive conditions in the industry. The Compensation Committee has adopted a policy that it will use the Company’s financial performance for fiscal year 2010 as a baseline to determine its executive officers’ future compensation, including any adjustments to their current salaries in the annual review process. Other specific performance goals and specific corporate goals and objectives that may be used to set or adjust executive compensation are currently under discussion by the Compensation Committee but have not yet been formally approved.

Although compensation for our executive officers has historically only included a base salary, the Company is in the process of implementing an equity compensation plan and expects to submit it to the Company’s stockholders for approval at the 2010 annual meeting of stockholders. The Company believes that equity awards will aid the long-term performance and create an ownership culture among our executive officers, and will foster beneficial long-term performance by the Company. The Company further believes that an equity compensation program will provide our employees with incentives to help align their interests with the interests of stockholders. The Compensation Committee believes that the use of stock-based awards promotes our overall executive compensation objectives and expects that stock options will become a significant source of compensation for our executives.

In keeping with the objectives described above, the Company agreed with Mr. Travis Cai, the recently appointed Chief Financial Officer, that, in addition to his base salary of $150,000, he will receive options to purchase 150,000 shares of our common stock after the Company has implemented an equity compensation program. The exercise price, term and vesting schedule have not yet been determined. Mr. Cai’s compensation was unanimously approved by the Compensation Committee.

The compensation of Mr. Travis Cai, our current Chief Financial Officer, and Mr. Lewis Fan, our former Chief Financial Officer, were approved by our Compensation Committee based on their respective salary histories, their respective professional experience, their personal attributes and experience, an analysis of the compensation levels of U.S.-based chief financial officers of comparable companies and on the recommendation of our Chief Executive Officer. The two companies that were identified as comparable for purposes of setting Mr. Fan’s compensation were American Oriental Biogineering, Inc. and Shanghai Bright Dairy & Food. In additional to American Oriental Bioengineering and Shanghai Bright Dairy & Food, Tiens Biotech Group (USA), Inc. was also considered in setting Mr. Cai’s salary. American Oriental Bioengineering is a New York Stock Exchange listed, U.S.-based company focused on producing pharmaceutical and neutraceutical products for the Chinese market. Shanghai Bright Dairy & Food is a Shanghai Stock Exchange listed company that produces dairy products for the Chinese market. Tiens Biotech Group is U.S-based, NYSE Alternext US-listed company focused on developing and producing nutrition supplement products for the Chinese and international market. The Compensation Committee will continue to seek to identify additional companies in the future that are considered comparable for the purposes of setting executive compensation. Any future adjustments to Mr. Cai’s compensation will take into account the factors described above, his future performance, the Company’s future financial performance, and any additional factors the Compensation Committee considers appropriate at that time.

Prior to the formation of the Compensation Committee, the compensation of our executive officers (including the current compensation of Mr. Song, our Chief Executive Officer) was set by the board of directors based on review of compensation levels at comparable companies (such as American Oriental Biogineering, Inc. and Shanghai Bright Dairy & Food) and on company and individual performance. Mr. Song’s current compensation was considered and confirmed without adjustment by the Compensation Committee in May 2009. His salary will be subject to further review and adjustment by the Compensation Committee based on the financial results for fiscal year 2010.

Our Compensation Committee was formed on May 28, 2008. The Compensation Committee is responsible for advising and assisting the Board in its responsibilities related to compensation of the Company’s executives, and ensuring that compensation plans are appropriate and competitive and properly reflect the objectives and performance of our management and the company.

Executive Officer Compensation

The table below lists the compensation received by Mr. Song Jinan, the Chief Executive Officer of China-Biotics, and Mr. Raymond Li and Mr. Lewis Fan, the former Chief Financial Officers of China-Biotics. The Chief Executive Officer and the Chief Financial Officer are the only executive officers of China-biotics. No other officer of China-Biotics or SGI received compensation in excess of $100,000 for these years.

		Annual Compensation
Name and Principal Position(1)	Year	Salary (2)	Bonus	Other Annual Compensation
Song Jinan, Chief Executive Officer,	2009	$129,586	—	—
Treasurer and Secretary and	2008	139,020	—	—
Principal Executive Officer of SGI	2007	90,032	—	—

Lewis Fan, Chief Financial Officer	2009	$120,000	—	—

Raymond Li, Former Chief Financial	2009	$79,419	—	—
Officer	2008	76,923	—	—
	2007	79,189	—	—

(1)   Mr. Song became our Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary as of March 22, 2006. He was the sole executive officer of China-Biotics prior to November 2006 and the principal executive officer of SGI for the periods indicated. On November 13, 2006 Mr. Song resigned from the office of Chief Financial Officer, and appointed Mr. Raymond Li to serve as Chief Financial Officer. Mr. Lewis Fan served as Chief Financial Officer from March 6, 2009 to October 21, 2009. Ms. Yan Yihong served as Interim Chief Financial Officer from October 21, 2009 to January 22, 2010. On January 22, 2010, Mr. Travis Cai was appointed as Chief Financial Officer.

(2)   Mr. Song and Mr. Li were paid in RMB. The US dollar amounts were calculated using an exchange rate of RMB6.99 to US$1, the prevailing rate as of March 31, 2009. Includes social insurance contributions of US$6,553 (RMB45,809), US$24,549 (RMB171,600) and US$54,121 (RMB371,750) for Mr. Song for the years ended March 31, 2009, 2008 and 2007, respectively.

Board Compensation

We have not paid any compensation to directors of China-Biotics for the fiscal years ended March 31, 2007, 2006, or 2005. The table below lists the compensation received by the independent directors of China-Biotics for the fiscal year ended March 31, 2009 and 2008.

		Annual Compensation
Name of independent directors	Year	Salary (1)	Bonus	Other Annual Compensation
Dr. Chin Ji Wei	2009	$—
	2008	$5,722	—	—
Dr. Du Wen Min	2009	$—
	2008	$5,722	—	—
Mr. Simon Yick	2009	$30,968
	2008	$18,273	—	—

(1) Dr. Chin Ji Wei and Dr. Du Wen Min were paid in RMB; the US dollar amounts were calculated using an exchange rate of RMB6.99 to US$1, the prevailing rate as of March 31, 2008.  Mr. Simon Yick was paid in Hong Kong dollars; the US dollar amount was calculated using an exchange rate of HK$7.75 to US$1, the prevailing rate as of March 31, 2009. Mr. Simon Yick’s higher level of compensation relative to the other directors reflects his role as a Hong Kong-based audit committee financial expert.

Equity Compensation Plans and Awards

We currently do not have an equity compensation program. Although we have not granted any stock options or other equity awards since our inception, we have agreed with Mr. Travis Cai, our Chief Financial Officer, that he will receive options to purchase 150,000 shares of our common stock after an equity compensation program has been implemented. The terms of the options that will be granted to Mr. Cai will be determined after the equity compensation program has been implemented and approved.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the Compensation Committee, our Board of Directors as a whole performed the functions delegated to the Compensation Committee. None of the members of our Compensation Committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS
AND PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of April 23, 2010, including shares which the listed beneficial owner has the right to acquire within 60 days from such date from options, warrants, rights, conversion privileges or similar obligations, by:

•	each holder of more than 5% of our common stock;

•	each of our executive officers and directors; and

•	our executive officers and directors as a group.

Unless otherwise noted below, the addresses of each beneficial owner set forth below is No. 999 Ningqiao Road, Jinqiao Export Processing Zone, Pudong, Shanghai 201206, People’s Republic of China. The numbers and percentages are based on 22,370,000 shares of our common stock and a note convertible into 2,083,333 shares of our common stock (subject to adjustment for subdivision or combination of our stock and similar events) outstanding as of April 23, 2010.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Owned	Percent of Common Stock Owned
Song Jinan (1)	9,064,030	37.1%
Chin Ji Wei	0	-
Du Wen Min	0	-
Simon Yick (2)	221,000	0.9%
Raymond Li	0	-
Lewis Fan	0	-
Yan Yihong	503,370	2.1%
Travis Cai	0	-
Pope Asset (3)	2,683,333	11.0%
Tai Kwok Leung, Alexander (4)	1,469,700	6.0%
Executive officers and directors (5 persons)	9,788,400	40.0%

(1) Includes 3,979,993 shares held by Ms. Yan Li. Ms. Yan is the spouse of Mr. Song, a director and our President and Chief Executive Officer.

(2) Each of Mr. Yick and his spouse owns 50% of Master Talent Group Limited, which owns 221,000 shares of our common stock.

(3) Based on a shareholder list provided by our transfer agent on April 23, 2010. The address for Pope Asset Management, LLC (“Pope Asset”) is 5100 Poplar Ave, Suite 512, Memphis, TN. Pope Asset is the investment advisor for Pope Investments, LLC (“Pope Investments”) and Pope Investment II, LLC (“Pope Investments II”). As of April 23, 2010, Pope Investments owned 500,000 shares of our common stock and Pope Investments II owned 100,000 shares of our common stock. Pope Investments II also holds our 4% convertible promissory note, which is convertible into 2,083,333 shares of our common stock. William P. Wells is chief manager of Pope Asset. Mr. Wells may be deemed to beneficially own the shares reported as held by Pope Investments and Pope Investments II.

(4) Tai Kwok Leung, Alexander, is the sole shareholder of Fascinating Gain Investments Limited and Charming Leader Group Limited, each of which holds 734,850 shares of our common stock. Mr. Tai may be deemed to beneficially own these shares. The address for Mr. Tai, Fascinating Gain Investments Limited and Charming Leader Group Limited is 8th Floor, No. 313 Lockhart Road, Wanchai, Hong Kong.

SELLING STOCKHOLDERS

We originally issued the shares being offered under this prospectus in a transaction exempt from or not subject to registration under the Securities Act. The shares that may be offered under this prospectus will be offered by the selling stockholders, which include their donees, pledges, transferees and other successors-in-interest. The selling stockholders may offer all or part of the shares owned for resale from time to time. A selling stockholder is under no obligation, however, to sell any shares pursuant to this prospectus.

The following table sets forth the names of the selling stockholders and the number of shares and percentage of common stock beneficially owned before the offering of shares under this prospectus, the number of shares that may be offered from time to time pursuant to this prospectus, and the number and percentage, if any, of shares of common stock to be owned after this offering. This information assumes the sale of all securities offered by this prospectus and no other purchases or sales of common stock by the selling stockholders. All information with respect to share ownership has been furnished by the selling stockholders. The numbers and percentages are based on 22,370,000 shares of our common stock outstanding as of April 23, 2010.

The selling stockholders may, from time to time, offer and sell shares of our common stock pursuant to this prospectus. In addition to the selling stockholders identified in the table below, any of its proper transferees or other successors or any persons who acquire any of the offered shares in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended and who are identified in a supplement to this prospectus may also sell shares under this prospectus.

On or about January 21, 2009 and May 19, 2009, Ms. Yan Li, the spouse of Mr. Song Jinan, sold 250,000 shares and 250,000 shares, respectively, of our common stock in private sale transactions. Under the terms of the Purchase Agreements with respect to such sales, we are required to use our reasonable best efforts to cover the resale of the common stock under an effective registration statement. The registration statement relating to this prospectus is intended to satisfy this obligation.

Selling Stockholders	Shares Owned Before Offering	Shares that May be Offered	Shares Owned Upon Completion of Offering	Percentage Owned Upon Completion of Offering
Pope Investments II LLC (1)	100,000	100,000	—	—
Taylor International Fund, Ltd.	85,000	85,000	—	—
Straus Partners, L.P. (2)	39,000	39,000	—	—
Straus-GEPT Partners, L.P. (2)	26,000	26,000	—	—
Heartland Value Fund c/o Brown Brothers Harriman & Co. (3)	200,000	200,000
Punch Micro Cap Partners LLC (4)	30,000	30,000
Mark Mays	20,000	20,000
Yan Li	3,797,993	2,000,000	—	—
Yan Yihong	503,370	503,370	—	—

(1)           William P. Wells has voting and dispositive powers with respect to the shares being registered by Pope Investments II LLC.

(2)           Melville Straus has voting and dispositive powers with respect to the shares being registered by Straus Partners, L.P. and Straus-GEPT Partners, L.P.

(3)           Heartland Advisors, Inc. has voting power as the registered investment advisor to Heartland Group, Inc.

(4)           Howard D. Punch Jr. has voting and dispositive powers with respect to the shares being registered by Punch Micro Cap Partners LLC.

Mr. Song Jinan is a director and our President and Chief Executive Officer. Ms. Yan Li is the spouse of Mr. Song. Ms. Yan Yihong, one of our key employees described in “- Directors, Executive Officers and Key Employees and Advisors” above, is Ms. Yan Li’s sister. The shares being registered by Ms. Yan Li are sometimes listed in this prospectus as held by Mr. Song for purposes of determining beneficial ownership.

None of the other selling stockholders have held any position, office or other material relationship with the company or any of its predecessors or affiliates in the past three years. None of these selling stockholders is a broker-dealer or affiliated with a broker-dealer.

PLAN OF DISTRIBUTION

Once the registration statement of which this prospectus is part becomes effective with the SEC, the shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders are not obligated to sell any or all of the shares covered by this prospectus. Any sales of common stock pursuant to this prospectus may be made on the Nasdaq Global Market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by any means permitted under law, including one or more of the following:

•
a block trade in which a broker-dealer engaged by the selling stockholders will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

•	ordinary brokerage transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

In effecting sales, broker-dealers engaged by a selling stockholders may arrange for other broker-dealers to participate in the resale.

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares covered by this prospectus in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions, subject to applicable regulations, including Regulation M (discussed below). The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The selling stockholders may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may affect sales of the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

We have advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

All costs, expenses and fees in connection with the registration of the shares will be borne by us, including printing, accounting, legal and filing fees. Such total costs are estimated by us to be approximately $75,000. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling stockholders.

Under the securities laws of certain states, the selling stockholders may sell their shares in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless the shares have first been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with or other filing requirements are met.

We have informed the selling stockholders that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits persons engaged in the distribution of the common stock offered hereby from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. The selling stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including Regulation M, which regulations may limit purchases sales by the selling stockholders.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

Issuance of 4% Senior Convertible Promissory Note

As further described in “Business-History,” on December 11, 2007, we sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, the company entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the company’s Chief Executive Officer, Chairman, and largest shareholder, entered into a Guaranty Agreement and a Pledge Agreement, pursuant to which Mr. Song agreed to guaranty the company’s obligations under the note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share at any time until the maturity date subject to adjustment for subdivision or combination of our common stock and similar events. If the Note is not converted at maturity, we will redeem the Note to provide Pope Investments II LLC with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if we achieve a net income of $60 million in fiscal year 2010. Net proceeds of the Note were used to fund the construction of a 150-metric-ton-per-year manufacturing facility and for other capital expenditures. Pursuant to the Investment Agreement we have secured payment of our obligations under the Note with a pledge of 100% of the stock of our subsidiary, SGI, to Pope Investments II LLC.

The transaction described above was approved by our board of directors. We believe that the transaction was made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Private Sale Transactions

On January 21, 2009 and on May 19, 2009, Ms. Yan Li sold 250,000 shares and 250,000, respectively, of our common stock in private sale transactions pursuant to purchase agreements among Ms. Yan, China-Biotics and certain purchasers. Under the terms of each purchase agreement, China-Biotics agreed to use its reasonable best efforts to prepare and file with the Securities and Exchange Commission a registration statement (or to include in an existing registration statement through the use of an amendment to such registration statement), including the prospectus, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act by the 30th day following the closing date covering the resale by the purchasers of the shares and naming the purchasers as selling stockholders. Ms. Yan is the spouse of Mr. Song, a director and the President and Chief Executive Officer of China-Biotics. This transaction was reviewed by our audit committee and approved by a majority of our independent directors.

In May 2008, we established an audit committee of the board composed solely of directors who meet the independence requirements of the SEC, the American Stock Exchange and NASDAQ. Any transaction we enter into in the future with any related party will be made on terms no less favorable to us than could have been obtained from unaffiliated third parties and the terms of any such transaction will be reviewed by our audit committee and approved by a majority of our independent directors. Our board of directors currently consists of four members: Mr. Song Jinan, Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick. Dr. Chin Ji Wei, Dr. Du Wen Min and Mr. Simon Yick are independent directors under the independence definitions established by the SEC, the American Stock Exchange and NASDAQ.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

We are authorized to issue 100,000,000 shares of common stock. As of April 23, 2010, there were 22,370,000 shares of our common stock outstanding. In addition, 2,083,333 shares of common stock (subject to adjustment for subdivision or combination of our common stock and similar events) may be issued upon conversion of the 4% convertible promissory note in the amount of $25 million held by Pope Investments II LLC, as further described in “Business – History”. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available therefore subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

As of the date hereof, there are no shares of preferred stock outstanding. Shares of preferred stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our board of directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

Dividends

We do not intend to pay dividends on our capital stock in the foreseeable future.

Transfer Agent

American Stock Transfer & Trust Company is our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

We have outstanding approximately 14.5 million shares which may generally be sold under the provisions of Rule 144 promulgated under the Securities Act, 8,293,370 of which are covered by effective registration statements as of April 23, 2010. The 2,083,333 shares of our common stock underlying our 4% convertible promissory notes relate to this registration statement on Form S-1.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least six months previously, including a person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least six months previously, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Future sales of restricted common stock under Rule 144 or otherwise or of the shares, which we are registering under this prospectus, could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

EXPERTS

The financial statements as of March 31, 2009 and 2008 and for each of the three years in the period ended March 31, 2009 included in this document have been so included in reliance on the report of BDO Limited, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain matters with respect to the common stock offered hereby will be passed upon by K&L Gates LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding us and our common stock offered hereby, please refer to the registration statement and the exhibits filed as part of the registration statement.

In addition, we file periodic reports with the SEC, including quarterly reports and annual reports which include our audited financial statements. This registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain copies of the registration statement, including the exhibits thereto, and all of our periodic reports after payment of the fees prescribed by the SEC. For additional information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports and other information regarding registrants that file electronically with the SEC at the address: http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2008 and 2009	F-3
Consolidated Statements of Operations for the years ended March 31, 2007, 2008 and 2009	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the years ended March 31, 2007, 2008 and 2009	F-5
Consolidated Statements of Cash Flow for the years ended March 31, 2007, 2008 and 2009	F-6
Notes to the Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2009 and December 31, 2009	F-26
Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended December 31, 2008 and 2009	F-27
Unaudited Consolidated Statement of Changes in Stockholders’ Equity	F-28
Unaudited Condensed Consolidated Statements of Cash Flow for the nine months ended December 31, 2008 and 2009	F-29
Notes to the Unaudited Condensed Consolidated Financial Statements	F-30

Condensed Parent Company Financial Statements as of March 31, 2007, 2008 and 2009	F-39

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of
China-Biotics, Inc.

We have audited the accompanying consolidated balance sheets of China-Biotics, Inc. as of March 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2009. Our audits also included the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China-Biotics, Inc. as of March 31, 2009 and 2008 and the results of its operations and cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

BDO Limited

Hong Kong, July 14, 2009

CHINA-BIOTICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US Dollars)

	Note	March 31, 2009	March 31, 2008
ASSETS
Current assets
Cash and cash equivalents		$70,824,041	$64,310,448
Accounts receivable	6	14,428,382	13,214,531
Other receivables		6,493	238,835
Inventories	7	563,853	408,358
Prepayment		1,547,582	1,806,605
Total current assets		$87,370,351	$79,978,777
Property, plant and equipment and land use right	8	$33,079,839	$13,812,749
Deferred tax assets		$354,157	$-
Total assets		$120,804,347	$93,791,526
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable		$2,909,898	$2,786,180
Tax payables	9	25,691,681	22,317,982
Other payables and accruals		3,734,526	1,792,156
Total current liabilities		$32,336,105	$26,896,318
Non-current liabilities
Convertible note, net of discount of $6,000,054 and $8,554,365 as of March 31, 2009 and 2008, respectively	17	$18,999,946	$16,445,635
Embedded derivatives	17	2,660,000	5,752,000
Interest payable		1,411,942	302,306
Total non-current liabilities		$23,071,888	$22,499,941
Commitments and contingencies
Stockholders' equity:
Preferred stock (par value of $0.01, 10,000,000 shares authorized, none issued)		$-	$-
Common stock (par value of $0.0001, 100,000,000 shares authorized, 41,461,004 shares issued and 17,080,000 outstanding as of March 31, 2009 and 2008)		4,146	4,146
Additional paid-in capital		7,863,031	7,863,031
Retained earnings		49,794,033	29,827,144
Treasury stock at cost (24,381,004 shares)	10	(2,438)	(2,438)
Accumulated other comprehensive income		4,711,788	3,677,590
Capital and statutory reserves	11	3,025,794	3,025,794
Total stockholders' equity		$65,396,354	$44,395,267
Total liabilities and stockholders' equity		$120,804,347	$93,791,526

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in US Dollars)

		Years ended March 31,
	Note	2009	2008	2007
Net sales		$54,197,082	$42,321,111	$30,609,941
Cost of sales		(16,197,267)	(12,310,092)	(8,910,633)
Gross profit		$37,999,815	$30,011,019	$21,699,308
Operating expenses:
Selling expenses		$(11,563,012)	$(6,869,109)	$(4,502,687)
General and administrative expenses		(6,246,482)	(4,826,473)	(2,265,220)
Other income (expenses)		1,592,773	431,844	(16,645)
Total operating expenses		$(16,216,721)	$(11,263,738)	$(6,784,552)
Income from operations		$21,783,094	$18,747,281	$14,914,756
Other income and expenses:
Changes in the fair value of embedded derivatives		$3,092,000	$3,366,000	$-
Interest income		254,183	365,594	177,098
Total other income (expenses)		$3,346,183	$3,731,594	$177,098
Income before taxes		$25,129,277	$22,478,875	$15,091,854
Provision for income taxes	9	(5,162,388)	(4,936,631)	(4,186,868)
Net income		$19,966,889	$17,542,244	$10,904,986

Earnings per share:
Basic and diluted	4	$1.17	$$1.03	$0.64

Weighted average shares outstanding
Basic and diluted	4	17,080,000	17,080,000	17,080,000

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts expressed in US Dollars)

	Common Stock
	Shares	Par value $0.0001	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Capital & Statutory Reserves	Total

Balance- March 31, 2006	41,461,004	$4,146	$7,863,031	$1,379,914	$(2,438)	$66,565	$3,025,794	$12,337,012
Comprehensive income:
Net income	-	$-	$-	$10,904,986	$-	$-	$-	$10,904,986
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $-0-	-	$-	$-	$-	$-	$668,009	$-	$668,009
Total comprehensive income								$11,572,995

Balance- March 31, 2007	41,461,004	$4,146	$7,863,031	$12,284,900	$(2,438)	$734,574	$3,025,794	$23,910,007
Comprehensive income:
Net income	-	$-	$-	$17,542,244	$-	$-	$-	$17,542,244
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $-0-	-	$-	$-	$-	$-	$2,943,016	$-	$2,943,016
Total comprehensive income								$20,485,260

Balance- March 31, 2008	41,461,004	$4,146	$7,863,031	$29,827,144	$(2,438)	$3,677,590	$3,025,794	$44,395,267
Comprehensive income:
Net income	-	$-	$-	$19,966,889	$-	$-	$-	$19,966,889
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $-0-	-	$-	$-	$-	$-	$1,034,198	$-	$1,034,198
Total comprehensive income								$21,001,087

Balance- March 31, 2009	41,461,004	$4,146	$7,863,031	$49,794,033	$(2,438)	$4,711,788	$3,025,794	$65,396,354
The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(Amounts expressed in US Dollars)

	Years ended March 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$19,966,889	$17,542,244	$10,904,986
Adjustments for:
Loss (Gain) on disposal of plant and equipment	30,022	-	(14,793)
Depreciation	1,768,127	999,148	493,472
Change in fair value of convertible notes	(3,092,000)	(3,366,000)	-
Change in deferred tax	(354,197)	-	-
(Increase)/Decrease in restricted cash	-	-	748,742
(Increase)/Decrease in accounts receivable	(920,958)	2,261,918	(2,881,034)
(Increase)/Decrease in inventories	(141,055)	(154,189)	65,303
(Increase)/Decrease in prepayment	540,677	(1,418,658)	(352,923)
(Increase)/Decrease in other receivables	-	-	2,732
Increase/(Decrease) in accounts payable	43,042	1,036,521	(451,305)
Increase in income tax and surcharge payables	2,978,145	2,038,378	1,813,022
Increase/(Decrease) in other payables and accruals, and value added tax payable	2,248,135	422,113	(321,043)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$23,066,827	$19,361,475	$10,007,159
CASH FLOWS FROM INVESTING ACTIVITIES
Sales proceeds from disposal of plant and equipment	$-	$-	$14,793
Payment of capital expenditures	(808,219)	-	-
Purchase of plant and equipment	(16,671,454)	(10,302,291)	(1,485,789)
NET CASH USED IN INVESTING ACTIVITIES	$(17,479,673)	$(10,302,291)	$(1,470,996)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of convertible note	$-	$25,000,000	$-
Repayment on loan from shareholders	-	-	(2,280,687)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	$-	$25,000,000	$(2,280,687)
Effect of exchange rate changes on cash	$926,439	$3,259,239	$895,737
NET INCREASE IN CASH AND CASH EQUIVALENTS BALANCES	$6,513,593	$37,318,423	$7,151,213
CASH AND CASH EQUIVALENTS BALANCES AT BEGINNING OF PERIOD	64,310,448	26,992,025	19,840,812
CASH AND CASH EQUIVALENTS BALANCES AT END OF PERIOD	$70,824,041	$64,310,448	$26,992,025

Supplemental of disclosure cash flow information:
Interest paid	$808,219	$-	$-
Income tax paid	$3,119,911	$3,034,435	$2,382,824

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

China-Biotics, Inc. (the “Company” or “China-Biotics”) was incorporated under the name Otish Resources, Inc. in Delaware in February 2003. Until March 2006 the Company was a mineral exploration stage company specializing in acquiring and consolidating mineral properties with potential for commercial ore bodies. Although the Company conducted some preliminary exploration work with respect to its mineral properties, it never achieved full operations with respect to its mineral properties. The Company had never generated any revenue from its mineral exploration operations.

On March 22, 2006, the Company entered into an agreement and completed a securities exchange transaction with Sinosmart Group Inc. (“SGI”) and the shareholders of SGI. The key terms of this agreement are: (i) SGI’s shareholders would collectively sell, transfer and deliver 14,287 SGI ordinary shares representing all SGI ordinary share issued and outstanding as of March 22, 2006, to the Company on March 22, 2006, and (ii) in exchange for the 14,287 SGI ordinary shares, the Company would issue to the SGI shareholders (and their designees) an aggregate of 15,980,000 shares of newly issued common stock on March 22, 2006. This transaction is hereafter referred to as the “share exchange”. As a result of the share exchange, the Company is no longer a mineral exploration stage company, and SGI’s business operations become the Company’s primary operations. SGI, through its wholly owned subsidiaries which are described below, is currently engaged in the research, development, production, marketing and distribution of probiotics products. These products contain live microbial food supplements which beneficially affect the host by improving its intestinal microbial balance.

In conjunction with the share exchange, the Company entered into an agreement to acquire 20,000,000 shares of its common stock from its former President, Mr. Stan Ford (the “Stan Ford Agreement”). The key terms of this agreement are: (i) Mr. Stan Ford would transfer 20,000,000 shares of the Company’s common stock he owned to the Company, and (ii) in exchange for these 20,0000,000 shares of the Company’s common stock, the Company would paid Mr. Stan Ford a sum of $5,000, and transfer to Mr. Ford all right, title and interest of the Company in and to 726 shares of common stock issued by Diadem Resources Ltd. The value of investment in these 726 shares of Diadem Resources Ltd. common stock had been fully written off by the Company in its books and records in prior year. These securities had a market value of $363 at the time the Stan Ford Agreement was executed. Because the Company’s management believed that Mr. Stan Ford would not have entered into the Stan Ford Agreement in the absence of the execution of the agreement for the share exchange, this transaction was considered as an integral part of the share exchange for the accounting purposes (also see Note 4).

 SGI was incorporated in the British Virgin Islands on February 13, 2004. SGI’s original shareholders were Mr. Song Jinan, Ms. Yan Li, Mr. Huang Weida and Ms. Yan Yihong (the “Original SGI Shareholders”). Ms. Kwok Kin Kwok became the sole shareholder of SGI on March 11, 2005 when she purchased 1000 shares of SGI (100% of the outstanding shares of SGI) from the Original SGI Shareholders. The SGI shares were sold to Ms. Kwok in order to comply with Chinese government regulation and to facilitate the future listing of China-Biotics stock outside of China. The temporary transfer of stock to a third party in this manner is a common practice in China.

Until August 2005, the Original SGI Shareholders owned 99.5% of the outstanding stock of Shanghai Shining Biotechnology Co. Ltd. (“Shining”), with Shanghai Shengyuan Property Co., Ltd. (“Shengyuan”) owning the remaining 0.5% of the Shining equity. Shengyuan became a shareholder of Shining in 2002 when Shining became a joint stock limited company in order to comply with a Chinese law requiring that joint stock limited companies have a minimum of five shareholders.

On August 11, 2005, SGI entered into an agreement to acquire 100% of the outstanding Shining shares from the Original SGI Shareholders and Shengyuan in exchange for a total cash consideration of $2.27 million (RMB 18.35 million). Under the terms of this agreement, SGI agreed to make full payment of the consideration within three months after the transaction was approved by the relevant government authorities in the People’s Republic of China (“PRC”). On August 19, 2005, the transaction was approved by the Economic and Trade Bureau of the Pudong New District, Shanghai, PRC and in October 2005, SGI made full payment of $2.27 million to the Original SGI Shareholders. In December 2005, SGI’s acquisition of Shining was consummated when a revised business license was issued to Shining as a Wholly Owned Foreign Corporation, signifying the formal recognition of SGI as Shining’s sole shareholder by the Chinese government authorities.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

Also on August 11, 2005, SGI and the Original SGI Shareholders entered into a supplemental agreement granting the Original SGI Shareholders the option to purchase an aggregate of 9,000 share of SGI for $1.00 per share. No consideration was paid by the Original SGI Shareholders in exchange for the option. On October 25, 2005, the Original SGI Shareholders exercised the option and purchased 9,000 shares of SGI for an aggregate of $9,000. After exercise of the option, the Original SGI Shareholders owned 9,000 shares of SGI (90% of the outstanding SGI equity) and Ms. Kwok owned 1,000 shares of SGI (10% of the outstanding SGI equity).

In the share exchange, the Original SGI Shareholders exchanged their 9,000 SGI shares for 10,067,400 shares of Company common stock, which represented 63% of the total of 15,980,000 shares received by all SGI shareholders in this transaction. Ms. Kwok’s shares of SGI stock were exchanged for 1,118,600 shares of Company common stock issued in the name of Bright Treasure Group Ltd., an entity that is beneficially-owned by Ms. Kwok.

On December 9, 2005, SGI incorporated a wholly-owned subsidiary, Growing State Limited (“GSL”), in accordance with the laws of the British Virgin Islands. On September 22, 2006, GSL established a wholly-foreign owned enterprise, Growing Bioengineering (Shanghai) Company Limited (“GBS”) in the PRC.

Shining is a manufacturer and distributor of probiotics products in the PRC.

Shining had a registered capital of RMB 1,000,000 when it was established as a domestic limited liability company in 1999. In 2002, its registered capital was first increased to RMB 10,000,000, and then to RMB 20,480,000 when it became a joint-stock limited company.

2.   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The share exchange between the Company and SGI’s shareholders as disclosed in Note 1 has been accounted for in accordance with the accounting and financial reporting interpretations and accounting principles generally accepted in the United States ("US GAAP"). The share exchange was treated as a recapitalization of SGI, accompanied by a reverse acquisition of the Company with SGI as the accounting acquirer, on the basis that:

i.	the company was a non-operating reporting public shell company with nominal net assets;

ii.	SGI is a operating private company;

iii.	SGI’s former shareholders collectively become the Company’s majority shareholders after the share exchange;

iv.	SGI’s former shareholders have actual and effective operating control over the combined company after the share exchange; and

v.	Shareholders who owned the Company’s shares immediate prior to the share exchange become passive investors after the share exchange.

Under the accounting for reverse acquisition, a distinction is made between the legal acquirer and the accounting acquirer. The legal acquirer is the entity which issues new shares to acquire a majority equity interest in another legal entity. The entity being acquired is a subsidiary of the legal acquirer legally. Under the accounting for reverse acquisition, the legal aspect of the transaction is disregarded and the entity being acquired legally is treated as the accounting acquirer with the following accounting treatments and financial statement presentations:

(a)	the historical financial statements of the accounting acquirer prior to the date of the reverse acquisition is completed become those of the legal acquirer;

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(b)
the shares issued by the legal acquirer in connection with the reverse acquisition are treated as the historical issued shares of the accounting acquirer, and the accounting acquirer’s historical paid-in capital is restated, after giving effect to any difference in par value of the shares of the legal acquirer and the accounting acquirer’s historical financial statements;

(c)
the legal acquirer’s shares in issue immediately prior to the completion of the reverse acquisition are treated as if they were issued in exchange for the legal acquirer’s net assets or net liabilities as of the completion date; and

(d)	the operating results of the legal acquirer and the accounting acquirer are consolidated with effect from the completion date.

The consolidated financial statements for SGI and its subsidiaries for the years ended March 31, 2005 and 2006 are prepared in accordance with generally accepted accounting principles in the United States of America and include the accounts of SGI, Shining, GSL and GBS.

In preparing the consolidated financial statements presented herewith, all significant intercompany balances and transactions have been eliminated on consolidation

The term “Group”, as used in these financial statements, refers to a group of companies comprising China-Biotics, SGI, Shining, GSL and GBS from March 23, 2006 and onward.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

3.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)   Change in Fiscal Year

Prior to the share exchange as described in Note 1, the Company had a fiscal year end date of August 31. Upon consummation of the share exchange, the Company changed its fiscal year end from August 31 to March 31 to conform to the year end date of SGI.

(b)   Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(c)   Foreign Currency Translations and Transactions

The Group uses the United States dollar ("U.S. dollars") for financial reporting purposes.

SGI maintains its books and accounting records in Hong Kong Dollars ("HKD"), being the functional currency. HKD, the local currency of the Hong Kong Special Administrative Region, is the primary currency of the economic environment in which the operations of SGI are conducted. The HKD is therefore considered as SGI’s “functional currency”.

SGI’s wholly-owned subsidiaries, Shining, GSL and GSL’s wholly-owned subsidiary, GBS, maintain theirs books and accounting records in Renminbi ("RMB"), being the functional currency. RMB, the national currency of the PRC, is the primary currency of the economic environment in which the operations of Shining, GSL   and GBS are conducted currently or to be conducted in the future. The RMB is therefore considered as the “functional currency” of Shining, GSL and GBS.

SGI uses the “Current rate method” to translate its financial statements from HKD into U.S. Dollars, and to translate Shining ’s, GSL’s and GBS’s financial statements from RMB into U.S. Dollars, as required under the Statement of Financial Accounting Standard (“SFAS”) No. 52, "Foreign Currency Translation" issued by the Financial Accounting Standard Board (“FASB”). The assets and liabilities of SGI, Shining, GSL and GBS, except for the paid-up capital, are translated into U.S. Dollars using the rate of exchange prevailing at the balance sheet date. The paid-up capital is translated at the historical rate. Adjustments resulting from the translation of the balance sheets of SGI, Shining GSL and GBS from HKD and RMB into U.S. Dollars are recorded in stockholders' equity as part of accumulated comprehensive income. The statement of operations is translated at average rates during the reporting period. Gains or losses resulting from transactions in currencies other than the functional currencies are reflected in the statement of operations for the reporting periods. The statement of cash flows is translated at average rates during the reporting period, with the exception of issue of share and payment of dividends which are translated at the historical rates. Due to the use of different rates for translation, the figures in the statement of changes in cash flows may not agree with the differences between the year end balances as shown in the balance sheets.

(d)   Comprehensive Income

The Group has adopted SFAS No. 130, "Reporting Comprehensive Income, issued by the FASB. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. The Group has chosen to report comprehensive income in the statements of changes in stockholders’ equity. Comprehensive income comprised net income and all changes to stockholders' equity except those due to investments by owners and distributions to owners.

(e)   Revenue Recognition

Sale of goods

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed. Sales are stated at invoiced value net of sales tax under the caption Net Sales in these financial statements. The sales tax were 0.66%, 0.64% and 0.62% of the invoiced value for years ended March 31, 2007, 2008 and 2009, respectively.

Interest income

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(f)   Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

(g)   Allowance for Doubtful Accounts

The Group maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, initial or additional allowances may be required.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

 (h)   Property, plant and equipment and land use right

Property, plant and equipment and land use rights are recorded at cost and are stated net of accumulated depreciation. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Plant and equipment are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated over the lease term of the related leased properties. Depreciation relating to property, plant and equipment used in production in our determination of gross profit. Land in  the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Group’s land purchases in the PRC are considered to be leasehold land and classifies as land use right. They are amortized on a straight-line basis over the respective term of the right to use the land. The estimated useful lives of the assets are as follows:

Land use right	50 years
Plant and machinery	10 years
Office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Lease term of related leased properties

Construction in progress includes project costs paid to third parties that are clearly associated with the acquisition, development, and construction of an asset and are capitalized as a cost of that project prior to the use of the assest. Such costs include the costs of construction, equipment, interest, legal, and direct labour costs. These capitalized project costs are not subject to depreciation until the assets to which they are related are placed into production.

(i)   Impairment of Long-Lived Assets

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Group's policy is to record an impairment loss against the balance of a long-lived asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business assets operate or if the expected future non-discounted cash flows of the business is determined to be less than the carrying value of the assets. If impairment is deemed to exist, the assets will be written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. There was no impairment of long-lived assets for the periods presented in these financial statements.

(j)   Inventories

Inventories are stated at the lower of cost or market. Cost, which is calculated using the weighted average method, comprises all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Market value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date.

(k) Embedded derivatives

On December 11, 2007, the Company issued a 4% Senior Convertible Promissory Note in an amount of $25,000,000 (the “Note”) which is due on December 11, 2010. Pursuant to SFAS No. 133 “Accounting For Derivatives Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivatives Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, the Company bifurcates the conversion options with a mandatory conversion feature (“embedded derivatives”) from the Note as the embedded derivatives are determined to be not clearly and closely related to the host contract. The embedded derivatives are recorded at fair value, mark-to-market at each reporting period, and are carried on a separate line in the balance sheet.

(l)   Treasury Stock

The Group treated common stock repurchased but not yet canceled as treasury stock. Treasury stock is reported in the balance sheets and statements of changes in stockholders’ equity with its par value charged to common stock, and with the excess of the purchase price over par, if any, first charged against any available additional paid-in capital and the balance charged to retained earnings.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

 (m)   Transaction costs related to the Share Exchange transaction

The transaction costs incurred in relation to the Share Exchange transaction as described in Note 1 are expensed as incurred.

(n)   Advertising costs

All advertising costs incurred in the promotion of the Group’s products are expensed as incurred.

(o)   Income Tax

The Group accounts for income tax under the provisions of SFAS No. 109, “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of assets and liabilities and for loss and credit carryforward. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. In addition, the Group is required to record all deferred tax assets, including future tax benefits of capital losses carried forward, and to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

Effective April 1, 2007, the Group adopted the Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for the Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN48”), which clarifies the accounting for uncertainty income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. There is no material impact of FIN 48 on the Group’s consolidated financial statements.

  (p)   Research and Development Costs

Research and development costs are charged to expense when incurred and are included in operating expenses.

(q)   Retirement Costs

Retirement costs are charged to expense at certain percentage of the payroll costs which is required under the PRC regulations.

  (r)   Operating Leases

Operating leases represent those leases under which substantially all risks and rewards of ownership of the leased assets remain with the lessors. Rental payment under operating leases are charged to expense as incurred over the lease periods.

 (s)   Earnings Per Share

Basic earnings per share is computed in accordance with SFAS No.128, “Earnings Per Share”, by dividing the net income by the weighted average number of outstanding common stock during the period. The diluted earnings per share calculation includes the impact of dilutive convertible securities, if applicable. The weighted average number of outstanding common stock is determined by relating the portion of time within a reporting period that a particular number of common stock has been outstanding to the total time in that period.

(t)   Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

 (u)   Segment Reporting

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on one of the followings: (a) products and services, (b) geographical areas, (c) legal structure, (d) management structure, or (e) any other manner in which management disaggregates a company. The Group’s management has adopted the “products and services” approach for segment reporting.

The Group’s management has adopted the “products and services” approach for segment reporting. For all periods covered by these financial statements, the Group:

(a)	had only one reportable segment - the probiotic products as health supplement;

(b)	manufactured and sold the probiotic products in a single geographical area - the PRC;

(c)	delivered all its shipments to destinations within the PRC; and

(d)	had all its long-lived assets physically located in the PRC.

(v)   Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”).  SFAS 168 establishes the “FASB Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification.  Generally, the Codification is not expected to change U.S. GAAP.  All other accounting literature excluded from the Codification will be considered nonauthoritative.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  We will adopt SFAS 168 for our quarter ending September 30, 2009.  We are currently evaluating the effect on our financial statement disclosures as all future references to authoritative accounting literature will be references in accordance with the Codification.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”). SFAS No. 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. Management does not anticipate that the provisions of SFAS No. 167 will have an impact on the Company’s consolidated results of operations or consolidated financial position.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140   (SFAS No. 166”). SFAS No. 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS No. 166 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the effect, if any, the adoption of SFAS No. 166 will have on its results of operations, financial position or cash flows.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). SFAS No. 165 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is applicable for interim or annual periods after June 15, 2009. The Company is currently evaluating the effect, if any, the adoption of SFAS No. 165 will have on its results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP SFAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP SFAS No. 157-4 provides factors to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability and circumstances that may indicate that a transaction is not orderly. In those instances, adjustments to the transactions or quoted prices may be necessary to estimate fair value with SFAS No. 157. This FSP does not apply to Level 1 inputs. FSP SFAS No. 157 also requires additional disclosures, including inputs and valuation techniques used, and changes thereof, to measure the fair value. FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted for periods ending after March 15, 2009. Management of the Company is in the process of evaluating the impact of FSP SFAS No. 157-4 and will adopt this FSP, effective on July 1, 2009.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.” SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. The provisions of SFAS No. 160 are effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years on a prospective basis except for the presentation and disclosure requirements which apply retrospectively. Earlier application of SFAS No. 160 is prohibited. SFAS No. 160 is effective for the Company’s fiscal year that begins on April 1, 2009. Management is currently evaluating the potential impact, if any, on the Company’s consolidated financial statements.

In December 2007, the FASB amended SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141R, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first reporting period for fiscal years beginning on or after December 15, 2008. Earlier application of SFAS 141R is prohibited. SFAS No. 141R is effective for the Company’s fiscal year that begins on April 1, 2009 and will be applied to future acquisitions.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

4. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended March 31,
	2009	2008	2007
Earnings per share – Basic and diluted
Income for the year	$19,966,889	$17,542,244	$10,904,986
Basic average common stock outstanding	17,080,000	17,080,000	17,080,000
Net earnings per share	1.17	1.03	0.64

For the years ended March 31, 2009 and 2008, potential common stock of 2,083,000 shares related to the convertible note at the exercise price of $12 per share are excluded from the computation of diluted earnings per share as the exercise price was higher than the average market price.

5. RISKS, UNCERTAINTIES, AND CONCENTRATIONS

(a)   Nature of Operations

Substantially all of the Group’s operations are conducted in the PRC and are subject to various political, economic, and other risks and uncertainties inherent in this country. Among other risks, the Group’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

(b)   Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and accounts receivable.

As of March 31, 2009 and 2008, the Group had cash deposits of $70.82 million and $64.31 million placed with several banks in the PRC, which includes the Special Administrative Region of Hong Kong, where there is currently no rule or regulation in place for obligatory insurance of bank accounts.

For the years ended March 31, 2009 and 2008, all of the Group’s sales arose in the PRC. In addition, all accounts receivable as at March 31, 2009 and 2008 also arose in the PRC.

(c) Concentration of Customers

For the year ended March 31, 2009, there is one customer that accounted for 11.5% of our sales revenue. For the year ended March 31, 2008, there are two customers that accounted for 15.5% and 10.5% of our sales revenue. For the year ended March 31, 2007, no single customer accounted for 10% of our total sales.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

6.  ACCOUNTS RECEIVABLE

The Group's accounts receivable as of the balance sheet dates as presented in these financial statements are summarized as follows:

	March 31,	March 31,
	2009	2008

Trade receivables	$14,428,382	$13,214,531
Less: Allowances for doubtful debt	-	-
	$14,428,382	$13,214,531

7.  INVENTORIES

The Group's inventories as of the balance sheet dates as presented in these financial statements are summarized as follows:

	March 31,	March 31,
	2009	2008

Raw materials	$343,011	$254,648
Work-in-progress	143,966	9,943
Finished goods	76,876	143,767
	$563,853	$408,358

8.   PROPERTY, PLANT AND EQUIPMENT AND LAND USE RIGHT

The Group's property, plant and equipment and land use right as of the balance sheet dates as presented in these financial statements are summarized as follows:

	March 31, 2009	March 31, 2008

Land use right	$1,878,643	$1,777,860
Plant and machinery	7,510,635	6,493,190
Office equipment	3,565,390	3,293,598
Motor vehicles	245,989	109,186
Leasehold improvements	2,422,575	1,817,623
	$15,623,232	$13,491,457
Less: Accumulated depreciation and amortization	(6,460,354)	(4,585,976)
	9,162,878	8,905,481
Construction in progress	23,916,961	4,907,268
	$33,079,839	$13,812,749

Depreciation and amortization expenses were $1,768,127 and $999,148 for the years ended March 31, 2009 and 2008, respectively.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

9.   TAX PAYABLES

The Group's tax payables as of the balance sheet dates as presented in these financial statements are summarized as follows:

	March 31, 2009	March 31, 2008

Value added tax and other taxes	$6,113,087	$5,436,331
Income tax	4,120,961	3,714,102
Surcharge	11,513,750	9,323,273
Dividends withholding tax	3,943,883	3,844,276
	$25,691,681	$22,317,982

Pursuant to the Provisional Regulation of PRC on Value Added Tax, or VAT, and their implementing rules, all entities and individuals that are engaged in the sale of goods are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer.

The Group has its principal operations in the PRC. Business enterprises are subject to income taxes and VAT under PRC tax laws and regulations unless they have exemptions. It has been the belief of the Group’s management that its PRC operations from 1999 to 2004 were exempted from income taxes and VAT as these operations were considered by the local government as "high technology" company. The Group, however, has never received a written confirmation from the appropriate tax authorities for the tax exemption status of its PRC operations. The Group has took the initiative to make tax payments to the PRC authorities for the calendar year 2005 and subsequent years and accrued for all applicable tax liabilities.

According to PRC tax regulations, overdue tax liabilities in the PRC for the calendar years prior to 2005 may be subject to potential penalties for the late payment of taxes, which is calculated on the basis of 0.5 times to five times the amount of overdue tax liabilities. This amounts to $4.9 million (if calculated based on 0.5 times the taxes payable) to $49 million (if calculated based on five times the amount of taxes payable) as of March 31, 2008 and 2009. The Group has reserved for the payment of taxes that may be owed for calendar years prior to 2005 and any associated interest surcharges (which are calculated at 0.05% per day on the accrued tax liabilities) in its financial statements until the matter is fully resolved. Following the adoption of FIN48, the Group has reserved for the surcharges payable for fiscal year 2007, 2008 and 2009.  We consider it more likely than not that the associated penalty will not need to be paid.

The income/(loss) generated in the United States, the British Virgin Islands and the PRC before income taxes during the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2009	2008	2007

(Loss)/income in the United States before income taxes	$2,371,750	$2,352,418	$(453,543)
(Loss)/income in the British Virgin Islands before income taxes	467,060	741,590	(91,627)
Income in the PRC before income taxes	22,290,467	19,384,867	15,637,024
	$25,129,277	$22,478,875	$15,091,854

The Company, which is incorporated in the United States, is subject to U.S. tax law.  Other than legal and professional expenses for the daily operations of the Company, the (loss)/income generated from the United States is the change in the fair value of the embedded derivatives of the 4% Senior Convertible Promissory Note issued on December 11, 2007.

There is no income tax for companies not carrying out business activities in the British Virgin Islands. Accordingly, the Company's financial statements do not present any income tax provisions/credits related to the British Virgin Islands tax jurisdiction.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

The provision for income tax relating to the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2009	2008	2007

Current	$5,516,585	$4,936,631	$4,186,868
Deferred	(354,197)	-	-
	$5,162,388	$4,936,631	$4,186,868

 The Group has its principal operations in the PRC and is subject to a PRC Enterprise Income Tax rate of 25% in calendar years 2009 and 2008 and 33% in calendar 2007.

However, one of the PRC subsidiaries of the Group, Shining located in the Shanghai Jinqiao special economic zone is awarded the status of “high technology” enterprise for the calendar year 2007 till 2010.  Hence Shining enjoys a preferential income tax of 15%, which represents a tax concession of 10% , 10% and 18% in the year 2009, 2008 and 2007.

Another newly set up PRC subsidiary of the Group, GBS, is located in Qingpu, will have the same business and operation as Shining but with a larger production scale, is believed by the management to be qualified for the application for the status of being a “high technology” enterprise once operation is commenced.  If the “high technology” status is awarded, GBS would then be fully exempted from PRC Enterprise Income Tax for two years starting from calendar year 2008, followed by 50% tax exemption for the next three calendar years, period from 2010 to 2012. There is no financial effect from the tax holiday as GBS did not generate any assessable profit in 2009, 2008 and 2007.

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	Years ended March 31,
	2009	2008	2007

Computed tax at statutory rate (2009 & 2008 : 25%; 2007 : 33%)	$6,282,319	$6,516,115	$4,980,311
Non-deductible items	37,313	-	54,976
Non-taxable items	(1,391,155)	(722,405)	-
Effect of different tax rate in other jurisdiction	213,458	211,718	(4,535)
Valuation allowance	972,890	41,772	198,705
Tax concession	(2,406,219)	(2,956,494)	(2,852,431)
Surcharge at 0.05% per day on accrued taxes	2,152,866	1,845,925	1,809,842
Under-provision of deferred tax assets in respect of prior years	28,979	-	-
Over-provision of income tax in respect of prior years	(891,297)	-	-
Under-provision of U.S. federal income tax	163,234	-	-
Total provision for income tax at effective rate	$5,162,388	$4,936,631	$4,186,868

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

  As at March 31, 2009, the Company's PRC subsidiaries have incurred tax losses which can be carried forward to a maximum of 5 years of approximately $1,339,001 (2008: $1,202,649, 2007: $134,849).

	Year ended March 31,
	2009	2008	2007
Deferred tax assets:
Net operating loss carryforward	$1,567,564	$240,477	$198,705
Less: Valuation allowance	(1,213,367)	(240,477)	(198,705)

Net deferred tax assets	$354,197	$-	$-

Deferred tax assets were primarily raised from the tax losses carry forwards, and a valuation allowance has been established for the entire deferred tax assets since the management believes that the US Company would not generate future taxable income to utilize the deferred tax assets.

10.   TREASURY STOCK

On March 22, 2006, the Company repurchased 24,381,004 common stock of the Company with a total cost of USD2,438 under the approval of the Board of Directors. The Company recorded the entire purchase price of the treasury stock as a reduction of equity. The Company has made no additional purchases of common stock during the year ended March 31, 2009.

11.   CAPITAL AND STATUTORY RESERVES

The Company’s PRC subsidiary, Shining, is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the subsidiary’s registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after tax net income determined in accordance with the PRC GAAP. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. The statutory surplus reserve and discretionary surplus reserve can be used to make good losses or to increase the capital of the relevant company.

12.   ADVERTISING COSTS

The Group's advertising costs charged to expense as incurred during the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2009	2008	2007

Charges referred to above	$2,835,064	$2,647,140	$2,980,835

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

13.   RESEARCH AND DEVELOPMENT COSTS CHARGED TO EXPENSE AS INCURRED

The Group's research and development costs, which typically consist of salaries and other direct costs, charged to expense as incurred during the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2009	2008	2007

Charges referred to above	$3,229,788	$2,194,474	$497,817

14.   RETIREMENT COSTS CHARGED TO EXPENSE AS INCURRED

The Group’s employees are required to participate in a central pension scheme operated by the local municipal government. The Group is required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with the rules of the central pension scheme. Non forfeited contribution is available to reduce the contribution payable in the future years. The Group’s retirement costs charged to expense as incurred during the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2009	2008	2007

Charges referred to above	$2,347,242	$1,759,540	$808,052

15.   COMMITMENTS

(a)   Operating Leases

The Group leases office space, warehouse facilities and retail outlets under non-cancelable operating agreements that expire at various dates from 2009 through 2010. The charges incurred by the Group in relation to the above-mentioned operating leases during the periods as presented in these financial statements are summarized as follows:

	Years ended March 31,
	2009	2008	2007

Charges referred to above	$3,363,300	$990,300	$262,128

As of the balance sheet dates as presented in these financial statements, the amount of future minimum lease payment under the above-mentioned operating leases were as follows:

	March 31,	March 31,
	2009	2008

Payable within
the next twelve months	$421,190	$556,907
the next 13th to 24th months	-	111,670
the next 25th to 36th months	-	-
the next 37th to 48th months	-	-
the next 49th to 60th months	-	-
Thereafter	-	-

	$421,190	$668,577

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

(b)   Land lease

On March 21, 2006, the Company's wholly-owned subsidiary, GSL, entered into an agreement with Shanghai Qingpu Industrial Park District Development (Group) Company Limited for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District on which the Company will construct a plant consisting bulk manufacturing facilities that will have an initial capacity of 150 tons per year of bulk product with room for expansion to 300 tons per year.  This agreement contemplates a one-time leasing fee of $2,100,828.  The leasing fee was later reduced to $1,777,860 because the size of the leased land was reduced to 36,075 square meters.  10% of the leasing fee was due and paid on April 5, 2006 as a refundable deposit. The $1,777,680 leasing fee was paid on December 28, 2007. In February 2009, the deposit was refunded and the approval documents for the land lease were issued by the Shanghai Qingpu local government authorities. There are no future lease payments under this land lease.

(c)   Capital commitments

During the year ended of March 31, 2009, GSL entered into the agreements with the contractors to construct a plant consisting bulk manufacturing facilities in the Shanghai Qingpu Industrial Park District. The amount of future payment were $3,912,138 (2008 : $14,517,210) which was contracted, but not provided for as of March 31, 2009; Shining also entered into the agreement with the contractors to renovate the existing R&D facility in Shanghai Qinqiao, the amount of future payment were $474,706 (2008 : nil) which was contracted, but not provided for as of March 31, 2009.

16.   RELATED PARTY TRANSACTIONS

(a)   Shining, before it became the Company’s wholly-owned subsidiary, declared dividends amounting to $16.73 million during the period from April 2003 to June 2005. The full amount of dividends was paid in cash to the Shining equity holders without deducting a withholding tax at the rate of 20% as required by the applicable laws and regulations in the PRC. These equity holders, except one of them, collectively became a majority shareholder of the Company in March 2006 as a result of the share exchange. The amount of dividend withholding taxes not withheld by Shining totaled $3.34 million was repaid to Shining in March 2006 by these former Shining equity holders.

(b)   As disclosed in Note 1, on August 11, 2005, SGI entered into the Equity Transfer Agreement to acquire 100% of the equity of Shining from the Original Shining Equity Holders, who are former majority shareholders of SGI, and a third party for a total cash consideration of $2.27 million (RMB 18.35 million). At the time of this transaction, SGI and the Original Shining Equity Holders also entered into the Supplemental Agreement to grant the right to the Original Shining Equity Holders to re-establish a majority ownership in SGI within three months after the consummation of SGI’s acquisition of 100% equity in Shining. In October 2005, the Original Shining Equity Holders exercised their right under the Supplemental Agreement and executed subscription agreements to acquire 9,000 new shares issued by SGI for a total consideration of $9,000, representing a 90% ownership in SGI. SGI received the subscription money in full in March 2006. As disclosed in Note 4, these 9,000 SGI ordinary shares were exchanged into 10,067,400 shares of the Company’s common stock in the share exchange, which represented 63% of the total of 15,980,000 shares received by all SGI shareholders in this transaction.

(c)   In September 22, 2005, SGI entered into an agreement and issued a Hong Kong Dollar denominated convertible bond for cash in the face amount of $2,580,000 (HKD20,000,000) to an independent third party, Charming Leader Group Ltd., which is a British Virgin Islands company beneficially wholly-owned by Mr. Alexander Tai Kwok Leung. A s a condition precedent to the completion of the transaction contemplated in this agreement, the Original Shining Equity Holders, comprising the individuals as shown below, have to execute an agreement with Shining under which they collectively committee to advance a RMB denominated loan of $2,290,230 (RMB 18,351,200) to Shining upon the serving of a notice by Shining in the following proportion:

Mr. Song Jinan	RMB	9,282,800
Ms. Yan Li		5,404,400
Mr. Huang Weida		2,748,000
Ms. Yan Yi Hong		916,000
	RMB	18,351,200

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

On September 22, 2005,the Original Shining Equity Holders entered into an agreement with Shining with the following key terms: (a) the Original Shining Equity Holders agree to lend a RMB denominated loan of US$2,290,230 (RMB 18,351,200) to Shining (in proportion as shown above), (b) Shining has the right to draw down the full amount of loan upon serving a 7 days notice to the Original Shining Equity Holders, after the fulfillment of certain conditions precedent, (c) Shining agrees to use the loan proceeds only for daily operations unless a written consent for other uses is granted by the Original Shining Equity Holders, (d) the loan is repayable one year from the date of draw-down, and (e) the loan is interest free.

In March, 2006, Shining made notice to the Original Equity Holders and received the full loan amount of US$2,290,230 (RMB 18,351,200). In March 2007, this loan was fully repaid by Shining.

(d)   On December 11, 2007, the Company entered into definitive agreements concerning the sale of a 4% Senior Convertible Promissory Note in the amount of $25,000,000 to Pope Investments II LLC in a private placement. In connection with the private placement, Mr. Song Jinan, the Company’s Chief Executive Officer, Chairman, and largest shareholder, entered into a Guaranty Agreement and a Pledge Agreement, pursuant to which Mr. Song agreed to guaranty the Company’s obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of the Company’s common stock.

17.   CONVERTIBLE NOTES

On December 11, 2007, the Company sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, the Company entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the Company’s Chief Executive Officer, Chairman, and largest stockholder, entered into a Guaranty Agreement and a Pledge Agreement pursuant to which Mr. Song agreed to guaranty the Company’s obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of the Company’s common stock at an exercise price of $12.00 per share at any time until the maturity date subject to adjustment for subdivision or combination of the Company’s common stock and similar events. If the Note is not converted at maturity, the Company will redeem the Note to provide Pope Investments II LLC with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into the Company’s common stock if the Group achieves a net income of $60 million in fiscal year 2010. Pope Investments II LLC may declare the outstanding principal amount and any accrued but unpaid interest, calculated at a rate of 10% per annum, to be immediately due and payable upon an event of default, including non-payment of obligations under the Note, bankruptcy or insolvency, or failure to perform any covenant set forth in the Note or Investment Agreement. Pursuant to the Investment Agreement the Company has secured payment of obligations under the Note with a pledge of 100% of the stock of SGI to Pope Investments II LLC.

Net proceeds of the note are expected to be used to fund the construction of a proposed 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

The Company accounted for the net proceeds from the issuance of the Note as two separate components: an embedded derivative component (conversion option with mandatory conversion feature) and a debt component. The Company determined the initial carrying value of the debt component by subtracting the fair value of embedded derivatives amounting to $9,118,000 from the net proceeds received from the issuance of the Note. This resulted in a $15,882,000 initial carrying amount of the debt component.

On April 1, 2008, the Company adopted SFAS No.157, “Fair Value Measurements”, (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB deferred the effective date of SFAS 157 by one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the provisions of SFAS 157, except as it applies to those non-financial assets and non-financial liabilities for which the effective date has been delayed by one year.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

SFAS 157 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity an that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

As of March 31, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis, including the embedded derivatives related to the Note issued in 2007. The fair value of the embedded derivatives was determined using the following inputs in accordance with SFAS 157 at March 31, 2009:

	Fair Value Measurements as at March 31, 2009
	Balance at March 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Embedded derivatives – conversion right	$2,660,000	$-	$-	$2,660,000

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) from April 1, 2008 to March 31, 2009:

Embedded derivatives – conversion right
Balance at April 1, 2008	$5,752,000
Adjustment to fair value included in earnings	(3,092,000)
Balance at March 31, 2009	$2,660,000

The embedded derivatives are revalued at the end of each reporting period and the resulting difference is included in the results of operations. The estimated fair value of the embedded derivatives at the time of issuance at December 11, 2007, as of March 31, 2008 and March 31, 2009 was $9,118,000, $5,752,000 and 2,660,000, respectively. The change in the fair value of the embedded derivatives amounted to $3,366,000 and 3,092,000 for the year ended March 31, 2008 and 2009 were charged to the consolidated statement of operations.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

The fair value of the embedded derivatives was determined using the Binomal Model based on the following assumptions:

	Year ended March 31,
	2009	2008	2007

Risk-free rate of return	0.5%	1.7%	2.92%
Time to expiration	1.67 years	2.66 years	3 years
Volatility rate	69%	65%	65%
Dividend yield	—	—	—

For the year ended March 31, 2009 and 2008, the Note interest amounted to $5,836,737 and $1,051,388 was capitalized under construction in progress.

18.           SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of our quarterly consolidated financial results are as follows:

	Three months ended
	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009
Net sales	$11,370,657	$11,495,249	$15,810,111	$15,521,065
Gross profit	8,111,988	8,032,396	11,226,740	10,628,691
Net income	3,236,750	4,472,120	5,668,887	6,589,132
Basic and diluted net income per share	$0.19	$0.26	$0.33	$0.39

	Three months ended
	June 30,	September 30,	December 31,	March 31,
	2007	2007	2007	2008
Net sales	$9,515,333	$7,820,163	$11,931,306	$13,054,309
Gross profit	6,864,361	5,614,540	8,748,250	8,783,868
Net income	3,540,233	1,970,133	4,043,749	7,988,129
Basic and diluted net income per share	$0.21	$0.11	$0.24	$0.47

CHINA-BIOTICS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US Dollars)

	December 31, 2009	March 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$151,078,604	$70,824,041
Accounts receivable	22,779,039	14,428,382
Other receivables	766,385	6,493
Inventories	1,204,149	563,853
Amount due from a director	2,374,172	-
Prepayment	5,169,721	1,547,582
Total current assets	$183,372,070	$87,370,351
Property, plant and equipment and land use right	39,021,467	33,079,839
Deferred tax assets	298,833	354,157
Total assets	$222,692,370	$120,804,347
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,004,849	$2,909,898
Tax payables	29,006,801	25,528,447
Other payables and accruals	1,555,535	1,517,753
Amount due to a director	-	2,380,007
Total current liabilities	$36,567,185	$32,336,105
Non-current liabilities
Convertible note, net of discount of $3,704,118 and $6,000,054 as of December 31, 2009 and March 31, 2009 respectively	$21,295,882	$18,999,946
Embedded derivatives	8,908,000	2,660,000
Interest payable	2,660,533	1,411,942
Total non-current liabilities	$32,864,415	$23,071,888
Commitments and contingencies
Stockholders’ equity:
Common stock (par value of $0.0001, 100,000,000 shares authorized, 41,461,004 shares issued and 17,080,000 outstanding as of March 31, 2009 and 46,751,004 shares issued and 22,370,000 outstanding as of December 31, 2009)	$4,675	$4,146
Additional paid-in capital	82,769,074	7,863,031
Retained earnings	62,557,798	49,794,033
Treasury stock at cost (24,381,004 shares)	(2,438)	(2,438)
Accumulated other comprehensive income	4,905,867	4,711,788
Capital and statutory reserves	3,025,794	3,025,794
Total stockholders’ equity	$153,260,770	$65,396,354
Total liabilities and stockholders’ equity	$222,692,370	$120,804,347

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in US Dollars)

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Net sales	$23,294,321	$15,810,111	$55,855,442	$38,676,017
Cost of sales	(6,780,161)	(4,583,371)	(16,259,457)	(11,304,893)
Gross profit	$16,514,160	$11,226,740	$39,595,985	$27,371,124
Operating expenses:
Selling expenses	$(4,140,738)	$(3,330,668)	$(9,221,564)	$(8,514,090)
General and administrative expenses	(2,260,344)	(1,353,561)	(5,932,227)	(4,218,494)
Other income	3,179	-	72,110	1,492,361
Other expense	-	(42,719)	-	(42,719)
Total operating expenses	$(6,397,903)	$(4,726,948)	$(15,081,681)	$(11,282,942)
Income from operations	$10,116,257	$6,499,792	$24,514,304	$16,088,182
Other income and expenses:
Changes in the fair value of embedded derivatives	$2,668,000	$1,408,000	$(6,248,000)	$2,073,000
Interest income	74,438	60,442	214,307	213,490

Total other income / (expense)	$2,742,438	$1,468,442	$(6,033,693)	$2,286,490
Income before taxes	$12,858,695	$7,968,235	$18,480,611	$18,374,673
Provision for income taxes	(2,379,613)	(2,299,348)	(5,716,846)	(4,996,916)
Net income	$10,479,082	$5,668,887	$12,763,765	$13,377,757

Earnings per share:
Basic	$0.48	$0.33	$0.68	$0.78
Diluted	$0.32	$0.22	$0.68	$0.59

Weighted average shares outstanding
Basic	21,978,242	17,080,000	18,706,788	17,080,000
Diluted	24,061,575	19,163,333	18,706,788	19,163,333

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(Amounts expressed in US Dollars)

	Common Stock					Accumulated	Capital &
	Shares	Par value $0.0001	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Comprehensive Income	Statutory Reserves	Total
Balance-March 31, 2009	41,461,004	4,146	7,863,031	49,794,033	(2,438)	4,711,788	3,025,794	65,396,354
Issuance of share capital	5,290,000	529	74,906,043					74,906,572
Comprehensive income:
Net income				12,763,765				12,763,765
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $0						194,079		194,079
Total comprehensive income
Balance- December 31, 2009	46,751,004	4,675	82,769,074	62,557,798	(2,438)	4,905,867	3,025,794	153,260,770

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Amounts expressed in US Dollars)

	Nine months ended December 31,
	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES
Net income	$12,763,702	$13,377,757
Adjustment for:
Changes in the fair value of embedded derivatives	6,248,000	(2,073,000)
Loss on disposal of plant and equipment	-	30,022
Change in deferred tax	55,849	500,000
Depreciation	1,423,239	1,298,953
(Increase) in accounts receivable	(8,298,996)	(792,146)
Decrease in others receivable	267,246	214,989
(Increase) in inventories	(630,946)	(841,095)
(Increase)/Decrease in prepayments	(4,489,544)	1,080
Increase in accounts payable	3,069,677	1,926,337
(Decrease)/Increase in other payables and accruals	(716,386)	957,512
Increase in tax payables	3,430,453	2,486,572
NET CASH PROVIDED BY OPERATING ACTIVITIES	$13,122,357	$17,086,981
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchases of fixed assets	$(3,183,483)	$(15,953,064)
NET CASH USED IN INVESTING ACTIVITIES	$(3,183,483)	$(15,953,064)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash advance to a director	3,113,900	-
Repayment on advance from a director	(7,908,948)	-
Proceed from issuance of share capital	74,906,572	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	$70,111,524	$-
Effect of exchange rate changes on cash	204,165	979,753
NET INCREASE IN CASH AND CASH EQUIVALENTS BALANCES	$80,254,563	$2,113,670
CASH AND CASH EQUIVALENTS BALANCES AT BEGINNING OF PERIOD	70,824,041	64,310,448
CASH AND CASH EQUIVALENTS BALANCES AT END OF PERIOD	$151,078,604	$66,424,118

Supplemental disclosure cash flow information:
Interest paid	1,005,859	808,219
Income tax paid	3,539,063	2,010,345

The accompanying notes are an integral part of these financial statements.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPALS OF CONSOLIDATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The accompanying condensed consolidated financial statements do reflect all the adjustments that, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for the interim periods reported. Such adjustments are of a normal, recurring nature. Our operating results for the three and nine months ended December 31, 2009 are not necessarily indicative of the results that may be expected for the year ending March 31, 2010.

These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2009. There have been no material changes in the significant accounting policies followed by us during the three and nine months ended December 31, 2009.

Recent Accounting Pronouncements

In January 2010, the FASB issued Codification Accounting Standards Update No. 2010-06 (ASU No. 2010-06), Improving Disclosure about Fair Value Measurements, under Topic 820, Fair value Measurements and Disclosures , to improve and provide new disclosures for recurring and nonrecurring fair value measurements under the three-level hierarchy of inputs for transfers in and out of Levels 1 and 2, and activity in Level 3.  This update also clarifies existing disclosures of the level of disaggregation for the classes of assets and liabilities and the disclosure about inputs and valuation techniques. ASU No. 2010-06 new disclosures and clarification of existing disclosure is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for financial statements issued for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of ASU No. 2010-06 new disclosures and clarification of existing disclosure did not have a material impact on our consolidated financial statements. The Company is currently accessing the impact, if any, of ASU No. 2010-06 disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value”, which is codified as ASC 820, “Fair Value Measurements and Disclosures”. This Update provides amendments to ASC 820-10, Fair Value Measurements and Disclosures –Overall, for the fair value measurement of liabilities. This Update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with the principles of ASC 820. The amendments in this Update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents transfer of the liability. The amendments in this Update also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the assets are required are Level 1 fair value measurements. The guidance provided in this Update is effective for the first reporting period (including interim periods) beginning after August 28, 2009. The adoption of this Update did not have a significant impact to the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles”, which is codified as ASC 105 (“ASC 105”) ASC 105 establishes the “FASB Accounting Standards Codification ” ( “Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative.  ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted ASC 105 for the quarter ending September 30, 2009. The adoption of this Statement will not impact the results of operations or financial position, as it only required disclosures. Beginning with the Quarterly Report on Form 10-Q for September 30, 2009 and in all filings thereafter, references to Financial Accounting Standards that have been codified in the FASB Accounting Standards Codification have been replaced with references to the appropriate guidance in the Codification.

In May 2009, the FASB issued ASC 855-10, Subsequent Events (“ASC 855-10”). ASC 855-10 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is applicable for interim or annual periods after June 15, 2009.  The Company adopted this amended topic effective July 1, 2009.

2.	EARNINGS PER SHARE

Basic earnings per share is computed in accordance with SFAS No.128 (now known as ASC 260), “Earnings Per Share”, by dividing the net income by the weighted average number of outstanding common stock during the period. The diluted earnings per share calculation includes the impact of dilutive convertible securities, if applicable. The weighted average number of outstanding common stock is determined by relating the portion of time within a reporting period that a particular number of common stock has been outstanding to the total time in that period.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009		2008
Earnings per share – Basic
Income for the period	$10,479,082	$5,668,887	$12,763,765		$13,377,757
Basic average common stock outstanding	21,978,242	17,080,000	18,706,788		17,080,000
Earnings per share	$0.48	$0.33	$0.68		$0.78

Earnings per share - Diluted
Income for the period	$10,479,082	$5,668,887	$12,763,765		$13,377,757
Change in fair value of embedded derivatives	(2,668,000)	(1,408,000)	-		(2,073,000)
	$7,811,019	$4,260,887	$12,763,765		$11,304,757
Basic average common stock outstanding	21,978,242	17,080,000	18,706,788		17,080,000
Diluted effect from embedded derivatives	2,083,333	2,083,333	-		2,083,333
Diluted average common stock	24,061,575	19,163,333	18,706,788		19,163,333
Net earnings per share	$0.32	$0.22	$0.68	*	$0.59

*   the effect of embedded derivatives was not included for the computation of diluted earnings per share for the 9-month period end as the inclusion would be anti-dilutive.

3.	RISKS, UNCERTAINTIES, AND CONCENTRATIONS

(a)           Nature of Operations

Substantially all of the Group’s operations are conducted in the People’s Republic of China (“PRC”) and are subject to various political, economic, and other risks and uncertainties inherent in this country. Among other risks, the Group’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

(b)           Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and accounts receivable.

As of December 31, 2009 and March 31, 2009, the Group had cash deposits of $81.8 million out of $151.1 million and $61.3 million out of $70.8 million respectively placed in one bank in the PRC where there are currently no rules or regulations in place for obligatory insurance of bank accounts.

For the three months and nine months ended December 31, 2009 and 2008, all of the Group’s sales arose in the PRC. In addition, all accounts receivable as at December 31, 2009 also arose in the PRC.

(c)           Concentration of Customers

A substantial percentage of the Group's sales are made to a small number of customers. During the three months ended December 31, 2009 and 2008, the following customers accounted for more than 10% of total gross sales:

	Percentage of Gross Sales Three Months ended December 31,		Percentage of Gross Sales Nine Months ended December 31,		Percentage of Accounts Receivable as at
	2009	2008	2009	2008	December 31, 2009	March 31, 2009

Customer A	12%	-	14%	-	16%	*-
Customer B	*	10%	*	12%	*	*
* less than 10%

4.	ACCOUNTS RECEIVABLE

The Group’s accounts receivable as of the balance sheet date as presented in these financial statements are summarized as follows:

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

	December 31, 2009	March 31, 2009

Trade receivables	$22,896,981	$14,428,382
Less : Allowances for doubtful debt	(117,942)	-
	$22,779,039	$14,428,382

5.	INVENTORIES

The Group’s inventories as of the balance sheet date as presented in these financial statements are summarized as follows:

	December 31, 2009	March 31, 2009

Raw materials	$713,303	$343,011
Work-in-progress	131,665	143,966
Finished goods	359,181	76,876
	$1,204,149	$563,853

6.	AMOUNT DUE FROM/TO A DIRECTOR

As of December 31, 2009, the amount due from a director, Mr. Song Jinan, represented advances to him for the business interest of the Company. The amount was unsecured, interest-free and will be returned to the Company on the expiration of the business interest or in no case later than March 31, 2010.

As of March 31, 2009, the amount due to a director, Mr. Song Jinan, represented temporary advances to the Company which was unsecured, interest-free and repayable on demand.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

7.	PROPERTY , PLANT AND EQUIPMENT AND LAND USE RIGHT

The Group’s property, plant and equipment and land use right as of the balance sheet date as presented in these financial statements are summarized as follows:

	December 31, 2009	March 31, 2009

Land use right	$1,881,208	$1,878,643
Plant and machinery	7,521,660	7,510,635
Office equipment	3,578,447	3,565,390
Motor vehicles	246,325	245,989
Leasehold improvements	2,932,937	2,422,575
	16,160,577	15,623,232
Less: Accumulated depreciation	$(7,901,641)	$(6,460,354)
	8,258,936	9,162,878
Construction in progress	$30,762,531	$23,916,961
	$39,021,467	$33,079,839

Depreciation and amortization expenses were $485,838 and $435,916 for three months ended December 31, 2009 and 2008 respectively, and $1,433,087 and $1,303,414 for nine months ended December 31, 2009 and 2008 respectively.

8.	TAX PAYABLES

The Group’s tax payables as of the balance sheet date as presented in these financial statements are summarized as follows:

	December 31, 2009	March 31, 2009

Value added tax and other taxes	$7,271,497	$5,949,853
Income tax	4,618,606	4,120,961
Surcharge	13,167,431	11,513,750
Dividends withholding tax	3,949,267	3,943,883
	$29,006,801	$25,528,447

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

The income/(loss) generated in the United States, the British Virgin Islands and the PRC before income taxes during the periods as presented in these financial statements is summarized as follows:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Income/ (loss) in the United States before income taxes	$2,392,661	$1,248,530	$(7,398,814)	$1,736,831
(Loss)/income in the British Virgin Islands before income taxes	(33,794)	(16,536)	(45,662)	451,382
Income in the PRC before income taxes	10,499,828	6,736,241	25,925,087	16,186,460
	$12,858,695	$7,968,235	$18,480,611	$18,374,673

The Company, which is incorporated in the United States, is subject to U.S. tax law.  Other than legal and professional expenses for the daily operations of the Company, the income generated from the United States is the change in the fair value of the embedded derivatives of the 4% Senior Convertible Promissory Note issued on December 11, 2007.

There is no income tax for companies not carrying out business activities in the British Virgin Islands. Accordingly, the Company’s financial statements do not present any income tax provisions or credits related to the British Virgin Islands tax jurisdiction.

The provision for income tax for the periods as presented in these financial statements are summarized as follows:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Current	$2,190,412	$1,799,348	$5,660,998	$4,496,916
Deferred	189,201	500,000	55,848	500,000
	$2,379,613	$2,299,348	$5,716,846	$4,996,916

The Group has its principal operations in the PRC and is subject to a PRC Enterprise Income Tax rate of 25% in calendar years 2009 and 2008.

However, Shining, one of the PRC subsidiaries of the Group located in the Shanghai Jinqiao special economic zone, is obtained the high technology status enterprise for the calendar year 2007 till 2011. Hence Shining is entitled to a preferential income tax of 15%, which represents a tax concession of 10% in the year 2009 and 2008.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

Another newly set up PRC subsidiary of the Group, GBS, is located in Qingpu, will have the same business and operation as Shining but with a larger production scale, obtained the formal approval in which GBS is entitled to fully exempted from PRC Enterprise Income Tax for two years starting from calendar year 2008, followed by 50% tax exemption for the next three calendar years, period from 2010 to 2012. There is no financial effect from the tax holiday as GBS did not generate any assessable profit in 2009 and 2008.

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Computed tax at the local PRC statutory rate (25%)	$3,214,674	$1,992,058	$4,620,153	$4,593,667
Non-deductible items	102,064	41,976	3,539,667	486,643
Non-taxable items	(907,119)	(462,342)	(1,087,929)	(1,390,962)
Effect of different tax rate in other jurisdiction	215,339	112,368	(665,894)	156,315
Valuation allowance	-	64,185	90,434	138,760
Tax concession	(1,093,810)	(489,509)	(2,689,187)	(1,115,638)
Surcharge at 0.05% per day on accrued taxes	549,696	540,612	1,627,227	1,628,131
Under-provision in respect of prior periods	298,770	-	298,770	-
Total provision for income at effective rate	2,379,613	1,799,348	5,716,846	4,496,916
Temporary difference associated with investments in subsidiary	-	500,000	-	500,000
	$2,379,613	$2,299,348	$5,716,846	$4,996,916

Deferred tax assets arose primarily from the tax losses carry forwards. As at December 31, 2009, one of the Company's PRC subsidiaries has incurred tax losses which can be carried forward to a maximum of 5 years of approximately US$2,305,784 (December 31, 2008: US$953,881).

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

9.	COMMITMENTS

(a)   Operating Leases

The Group leases office space, warehouse facilities and retail outlets under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $955,377 and $996,617 for the quarters ended December 31, 2009 and 2008, respectively.

At December 31, 2009, the Group was obligated under operating leases requiring minimum rental as follows:

December 31, 2009
Payable within
1 year	$397,019
2 to 5 years	59,644
Thereafter	-
$456,663

(b)   Capital commitments

During the period ended December 31, 2009, GSL entered into the agreements with the contractors to construct a plant consisting bulk manufacturing facilities in the Shanghai Qingpu Industrial Park District. The amount of future payment is $8,465,032 which was contracted, but not provided for as of December 31, 2009.

(c) Purchase obligations

During the period ended December 31, 2009, Shining entered into the agreements with the suppliers to purchase raw materials and packing materials. The amount of future payment is $10,306,651 which was contracted, but not provided for as of December 31, 2009.

(d) Other obligations

During the period ended December 31, 2009, Shining entered into an agreement with an university to perform research and development. The amount of future payment is $938,880 which was contracted, but not provided for as of December 31, 2009.

10.	CONVERTIBLE NOTES

On December 11, 2007, the Company sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, the Company entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the Company’s Chief Executive Officer, Chairman, and largest stockholder, entered into a Guaranty Agreement and a Pledge Agreement pursuant to which Mr. Song agreed to guaranty the Company’s obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of the Company’s common stock at an exercise price of $12.00 per share at any time until the maturity date subject to adjustment for subdivision or combination of the Company’s common stock and similar events. If the Note is not converted at maturity, the Company will redeem the Note to provide Pope Investments II LLC with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into the Company’s common stock if the Group achieves a net income of $60 million in fiscal year 2010. Pope Investments II LLC may declare the outstanding principal amount and any accrued but unpaid interest, calculated at a rate of 10% per annum, to be immediately due and payable upon an event of default, including non-payment of obligations under the Note, bankruptcy or insolvency, or failure to perform any covenant set forth in the Note or Investment Agreement. Pursuant to the Investment Agreement the Company has secured payment of obligations under the Note with a pledge of 100% of the stock of SGI to Pope Investments II LLC.

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

Net proceeds of the Note are being used to fund the construction of a 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

The Company accounted for the net proceeds from the issuance of the Note as two separate components; an embedded derivative component (conversion option with mandatory conversion feature) and a debt component. The Company determined the initial carrying value of the debt component by subtracting the fair value of embedded derivatives amounted to US$9,118,000 from the net proceeds received from the issuance of the Note. This resulted in US$15,882,000 initial carrying amount of the debt component.

On April 1, 2008, the Company adopted SFAS No.157, “Fair Value Measurements” (now known as ASC 820), (“ASC 820”) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. On July 1, 2009, the Company implemented the previously-deferred provisions of ASC 820 for nonfinancial assets and liabilities recorded at fair value as required. The implementation did not have a material effect on the Company’s consolidated financial position or results of operations.

ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

As of December 31, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis, including its derivative instruments related to its 2007 Notes. The fair value of the embedded derivatives was determined using the following inputs in accordance with ASC 820 at December 31, 2009:

	Fair Value Measurements
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Embedded derivatives - conversion right
As at December 31, 2009	$8,908,000	$-	$-	$8,908,000
As at March 31, 2009	$2,660,000	$-	$-	$2,660,000

CHINA-BIOTICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US Dollars)

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) from March 31, 2009 to December 31, 2009:

	Derivative Liability - Conversion Rights
	2009	2008

Balance at March 31	$2,660,000	$5,752,000
Adjustment to fair value included in earnings	6,248,000	(2,073,000)
Balance at December 31	$8,908,000	$3,679,000

The embedded derivatives are revalued at the end of each reporting period and the resulting difference is included in the results of operations. The estimated fair value of the embedded derivatives as of December 31, 2009 and March 31, 2009 was $8,908,000 and $2,660,000, respectively. The change in the fair value of the embedded derivatives amounted to $2,668,000 for the quarter ended December 31, 2009 and $3,092,000 for the year ended March 31, 2009 were charged to the consolidated statement of operation.

The fair value of the embedded derivatives was determined using the Binomal Model based on the following assumptions:

	December 31, 2009	March 31, 2009

Risk-free rate of return	0.47%	0.54%
Time to expiration	0.95 years	1.67 years
Volatility rate	91.35%	69.08%
Dividend yield	-	-

As at December 31, 2009 and March 31, 2009, the Note interest amounting to $4,720,805 and $2,718,791 was capitalized under construction in progress.

The capitalized debt discount under construction in progress was $5,413,882 and $3,117,946 as at December 31, 2009 and March 31, 2009 respectively.

11 .	PUBLIC OFFERING

On October 5, 2009, the Company closed an underwritten public offering of 4,600,000 shares of its common stock at a price of $15.00 per share. On October, 26, 2009, an additional 690,000 shares were sold pursuant to the exercise of an over-allotment option at the same price. Net proceeds of the offering, including the over-allotment, after deducting underwriting discounts, and offering expenses, were approximately $74.9 million. The Company expects to use the net proceeds from the offering for general corporate purposes, including expanding its retail operations, expanding its products, acquiring additional retail outlets, funding Phase 2 of our bulk manufacturing facility, and for general working capital purposes.

The offering was made pursuant to an underwriting agreement, dated September 29, 2009, by and between the Company and Roth Capital Partners, LLC, as sole manager and representative of the underwriters named therein. The offering of the Shares was registered under the Securities Act of 1933, as amended, pursuant to the Company’s shelf registration statement on Form S-3, as amended by Amendment No. 1 and Amendment No. 2 to Form S-3 (File No. 333-160519).

12.	SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date (December 31, 2009) through the issue date of this Form 10-Q (February  11 , 2010) and concluded that no subsequent events have occurred that require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements.

CHINA-BIOTICS, INC.
SCHEDULE I – CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
BALANCE SHEETS
(Amounts expressed in US Dollars)

	March 31, 2009	March 31, 2008

ASSETS

Property, plant and equipment and land use right	$5,836,737	$1,051,388
Investment in immediate subsidiary - Sinosmart Group Inc.	83,528,369	65,843,820

Total assets	$89,365,106	$66,895,208

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accruals	$733,630	$-
Tax payables	163,234	-
Total current liabilities	$896,864	$-

Non-current liabilities
Convertible note, net of discount of $6,000,054 and $8,554,365 as of March 31, 2009 and 2008, respectively	$18,999,946	$16,445,635
Embedded derivatives	2,660,000	5,752,000
Interest payable	1,411,942	302,306
Total non-current liabilities	$23,071,888	$22,499,941

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock	$1,708	$1,708
Additional paid-in capital	7,863,031	7,863,031
Retained earnings	49,794,033	29,827,144
Accumulated other comprehensive income	4,711,788	3,677,590
Capital and statutory reserves	3,025,794	3,025,794

Total stockholders’ equity	$65,396,354	$44,395,267

Total liabilities and stockholders’ equity	$89,365,106	$66,895,208

The accompanying notes are an integral part of these condensed financial statements.

CHINA-BIOTICS, INC.

SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
STATEMENTS OF OPERATIONS
(Amounts expressed in US Dollars)

	Year ended March 31,
	2009	2008	2007

Changes in fair value of embedded derivatives	$3,092,000	$3,366,000	$-
Other expenses	(747,365)	(1,013,582)	(453,544)
Tax expenses	(163,234)	-	-
Total other (expenses)/ income	2,181,401	2,352,418	(453,544)
Equity in earnings of subsidiary	17,785,488	15,189,826	11,358,530
	$19,966,889	$17,542,244	$10,904,986

Earnings per share:
Basic and diluted	$1.17	$1.03	$0.64

Weighted average shares outstanding
Basic and diluted	17,080,000	17,080,000	17,080,000

The accompanying notes are an integral part of these condensed financial statements.

CHINA-BIOTICS, INC.

SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Amounts expressed in US Dollars)

	Common Stock
			Additional			Accumulated	Capital &
		Par value	Paid-in	Retained	Treasury	Comprehensive	Statutory
	Shares	$0.0001	Capital	Earnings	Stock	Income	Reserves	Total
Balance- March 31, 2006	41,461,004	$4,146	$7,863,031	$1,379,914	$(2,438)	$66,565	$3,025,794	$12,337,012
Comprehensive income:
Net income				10,904,986				10,904,986

Foreign currency
translation adjustments, net of taxes of $0						668,009		668,009
Total comprehensive income								11,572,995
Balance- March 31, 2007	41,461,004	$4,146	$7,863,031	$12,284,900	$(2,438)	$734,574	$3,025,794	$23,910,007
Comprehensive income:
Net income				17,542,244				17,542,244
Other comprehensive income:
Foreign currency translation
adjustments, net of taxes of $0						2,943,016		2,943,016
Total comprehensive income								20,485,260
Balance- March 31, 2008	41,461,004	$4,146	$7,863,031	$29,827,144	$(2,438)	$3,677,590	$3,025,794	$44,395,267
Comprehensive income:
Net income				19,966,889				19,966,889
Other comprehensive income:
Foreign currency translation
adjustments, net of taxes of $0						1,034,198		1,034,198
Total comprehensive income								21,001,087
Balance- March 31, 2009	41,461,004	$4,146	$7,863,031	$49,794,033	$(2,438)	$4,711,788	$3,025,794	$65,396,354

CHINA-BIOTICS, INC.

SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
STATEMENTS OF CASH FLOW
(Amounts expressed in US Dollars)

	Year ended March 31,
	2009	2008	2007

Cash flow from operating activities:

Net income	$19,966,889	$17,542,244	$10,904,986
Adjustments for:
Equity in undistributed net income of subsidiary	(17,771,753)	(14,176,244)	(10,904,986)
Changes in fair value of embedded derivatives	(3,092,000)	(3,366,000)	-
Increase/(Decrease) in accruals	733,630	-	-
Increase/(Decrease) in tax payables	163,234	-	-

Net increase in cash and cash equivalents balances	$-	$-	$-

Cash and cash equivalents balances at beginning of year	-	-	-

Cash and cash equivalents balances at end of year	$-	$-	$-

Supplemental disclosure of non-cash information:
Cash transactions received or paid on behalf by a subsidiary
Proceeds from issuance of convertible note	$-	$25,000,000	$-
Interest paid for convertible note	$808,219	$-	$-
Capitalisation of amortised convertible note discount on	$4,785,349	$1,051,388	$-

The accompanying notes are an integral part of these condensed financial statements.

CHINA-BIOTICS, INC.

SCHEDULE I - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO CONDENSED FINANCIAL STATEMENTS

1	These condensed parent company only financial statements should be read in connection with the consolidated financial statements and notes thereto.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)
SEC Registration Fee	$786
Blue Sky Fees	$2,000
Printing Expenses	$2,000
Legal Fees	$54,000
Accounting Fees	$11,500
Transfer Agent Fees	$1,000
Miscellaneous	$3,714
Total	$75,000

(1) All expenses, except the SEC registration fee, are estimated.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the Delaware General Corporation Law provides in relevant part that “[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.” With respect to derivative actions, Section 145(b) of the Delaware General Corporation Law provides in relevant part that “a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor . . . [by reason of such person’s service in one of the capacities specified in the preceding sentence] against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.”

Our certificate of incorporation contains the following provisions relating to indemnification of our officers and directors:

•
we shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by us or in our right) because he or she is or was a director or officer, or is or was serving at our request as a director or officer of (or person occupying a similar position or performing similar functions for) another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

•
we shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by us or in our right to procure a judgment in our favor because he or she is or was a director or officer, or is or was serving at our request as a director or officer of (or a person occupying a similar position or performing similar functions for) another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. However, no indemnification shall be made in respect of any claim, issue or matter as to which a person has been adjudged to be liable to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.

Expenses incurred by a person who is otherwise entitled to be indemnified by us in defending or investigating a threatened or pending action, suit or proceeding shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

Our bylaws provide that we may indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was our employee or agent or, while our employee or agent, is or was serving at our request as an employee or agent or trustee or another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we issued the following securities in transactions that were not registered under the Securities Act of 1933, as amended (the “Act”):

On December 11, 2007, we sold a 4% Senior Convertible Promissory Note in the amount of $25,000,000 (the “Note”) with a maturity date of December 11, 2010 to Pope Investments II LLC, an affiliate of Pope Investments, LLC, in a private placement. In connection with the sale, we entered into an Investment Agreement and a Registration Rights Agreement. In addition, Mr. Song Jinan, the company’s Chief Executive Officer, Chairman, and largest shareholder, entered into a Guaranty Agreement and a Pledge Agreement, pursuant to which Mr. Song agreed to guaranty our obligations under the Note and to secure such guaranty with a pledge of 4,000,000 shares of China-Biotics common stock owned by Mr. Song. The principal amount of the Note is convertible into shares of our common stock at an exercise price of $12.00 per share (subject to adjustment for combination or subdivision of our common stock and similar events) at any time until the maturity date. If the Note is not converted at maturity, we will redeem the Note to provide Pope Investments II LLC with a total yield of 10% per annum inclusive of the annual interest. The Note also provides for mandatory conversion into common stock if we achieve a net income of $60 million in fiscal year 2010. Pope Investments II LLC may declare the outstanding principal amount and any accrued but unpaid interest, calculated at a rate of 10% per annum, to be immediately due and payable upon an event of default, including non-payment of obligations under the Note, bankruptcy or insolvency, or failure to perform any covenant set forth in the Note or Investment Agreement. Pursuant to the Investment Agreement we have agreed to secure payment of our obligations under the Note with a pledge of 100% of the stock of our subsidiary, SGI, to Pope Investments II LLC. Such pledge will be executed as soon as reasonably practicable.  Net proceeds of the Note are being used to fund the construction of our 150-metric-ton-per-year manufacturing facility and for other capital expenditures.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Number	Exhibit
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006).

3.2
Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006) as amended by the Amendment to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to China-Biotics, Inc.’s Form 10-Q filed on November 10, 2008).

5.1*	Opinion of K&L Gates LLP.

10.1	Securities Exchange Agreement dated March 22, 2006 (incorporated by reference to Exhibit 10.1 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006).

10.2	Form of Lockup Agreement dated March 22, 2006 (incorporated by reference to Exhibit 10.2 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006).

10.3	Put Agreement dated March 22, 2006 (incorporated by reference to Exhibit 10.3 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006).

10.4	Registration Rights Agreement dated March 22, 2006 (incorporated by reference to Exhibit 10.4 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006).

10.5	Investors’ Rights Agreement dated March 22, 2006 (incorporated by reference to Exhibit 10.5 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006).

10.6	Stan Ford Agreement dated March 22, 2006 (incorporated by reference to Exhibit 10.6 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006).

10.7	Summary of English translation of Investment Agreement for lease of land dated March 21, 2006 (incorporated by reference to Exhibit 10.7 to China-Biotics, Inc.’s Form 8-K filed on March 23, 2006).

10.8	Escrow Agreement dated March 22, 2006 (incorporated by reference to Exhibit 10.8 to China-Biotics, Inc.’s Form 10-KSB filed on June 30, 2006).

10.9	Stock Purchase Agreement with Fred Cooper dated February 6, 2006 (incorporated by reference to Exhibit 10.9 to China-Biotics, Inc.’s Form 10-KSB filed on June 30, 2006).

10.10	Loan agreement dated as of September 22, 2005 (incorporated by reference to Exhibit 10.10 to China-Biotics, Inc.’s Form 10-KSB filed on June 30, 2006).

10.11	Convertible Bond dated as of September 22, 2005 (incorporated by reference to Exhibit 10.11 to China-Biotics, Inc.’s Form 10-KSB filed on June 30, 2006).

10.12	Subscription Agreement dated as of September 22, 2005 (incorporated by reference to Exhibit 10.12 to China-Biotics, Inc.’s Form 10-KSB filed on June 30, 2006).

10.13	English Translation of Equity Transfer Agreement dated August 11, 2005 (incorporated by reference to Exhibit 10.13 to China-Biotics, Inc.’s Amendment No. 2 to Form SB-2 filed on November 13, 2006).

10.14	English Translation of Subscription Agreement dated August 11, 2005 (incorporated by reference to Exhibit 10.14 to China-Biotics, Inc.’s Amendment No. 2 to Form SB-2 filed on November 13, 2006).

10.15	Investment Agreement dated December 11, 2007 (incorporated by reference to Exhibit 10.1 to China-Biotics, Inc’s Form 8-K filed on December 12, 2007).

10.16	Registration Rights Agreement dated December 11, 2007 (incorporation by reference to Exhibit 10.2 to China-Biotics, Inc.’s Form 8-K on December 12, 2007).

10.17	4% Senior Convertible Promissory Note dated December 11, 2007 (incorporated by reference to Exhibit 10.3 to China-Biotics, Inc.’s Form 8-K filed on December 12, 2007).

10.18	Guaranty by Song Jinan in favor of Pope Investments II LLC dated December 11, 2007 (incorporated by reference to Exhibit 10.5 to China-Biotics, Inc.’s Form 8-K filed on December 12, 2007).

10.19	Pledge Agreement between Song Jinan and Pope Investments II LLC dated December 11, 2007 (incorporated by reference to Exhibit 10.5 to China-Biotics, Inc.’s Form 8-K filed on December 12, 2007).

10.20	Form of Purchase Agreement dated January 21, 2009 (incorporated by reference to Exhibit 10.15 to China-Biotics, Inc.’s Form 10-Q filed on February 13, 2009).

10.21	Form of Purchase Agreement dated May 19, 2009 (incorporated by reference to Exhibit 10.1 to China-Biotics, Inc.’s Form 8-K filed on May 20, 2009).
10.22	Share Charge dated September 21, 2009 (effective as of January 24, 2008) (incorporated by reference to Exhibit 10.22 to China-Biotics, Inc.’s Form 10-Q filed on November 16, 2009).

10.23	Underwriting Agreement dated September 29, 2009 (incorporated by reference to Exhibit 1.1 to China-Biotics, Inc.’s Form 8-K filed on September 30, 2009).

14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to China-Biotics, Inc.’s Form 10-KSB for the year ended March 31, 2006).

16.1
Letter dated April 13, 2006 from Malone & Bailey PC to the United States Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to China-Biotics, Inc.’s Form 8-K filed on May 31, 2006).

21.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 to China-Biotics, Inc.’s Form SB-2 filed on March 24, 2006).

23.1	Consent of BDO Limited, independent auditors.

23.3*	Consent of K&L Gates LLP (included in Exhibit 5.1).

*  Previously filed.

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)  include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)  reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   to remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)   that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person to the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Shanghai, The People’s Republic of China on April 30, 2010.

CHINA-BIOTICS, INC.
By:	/s/ Song Jinan
Mr. Song Jinan
Chairman of the Board, Chief Executive Officer, Treasurer and Secretary (Principal Executive Officer)

By:	/s/ Travis Cai
Mr. Travis Cai
Chief Financial Officer (Principal Financial and Accounting Officer)

In accordance with the requirements of the Securities Act, as amended, this registration statement has been signed by the following persons in the capacities stated on April 30, 2010.

/s/ Song Jinan
Song Jinan	Chairman of the Board, Chief Executive Officer, Treasurer and Secretary (Principal Executive Officer)

/s/ Travis Cai
Travis Cai	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Chin Ji Wei
Chin Ji Wei	Director

/s/ Du Wen Min
Du Wen Min	Director

/s/ Simon Yick
Simon Yick	Director